Oxiana
LIMITED




06011633

8 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



**Re: Oxiana Limited: File No. 082-34931**

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 January 2006 – 6 March 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours faithfully



**Nathan Hughes-Johnson**
**Assistant Company Secretary**

Enclosures

Oxiana LIMITED

# Quarterly Report

for the three months ending 31 December 2005

## Highlights

| | Dec Qtr | 12Mths |
|---|---|---|
| Gold produced at Sepon | 50,449oz | 200,370oz |
| Gold produced at Golden Grove | 8,957oz | 27,632oz |
| Average received gold price | US$490/oz | US$446/oz |
| Copper produced at Sepon | 12,365 t | 30,480 t |
| Copper produced at Golden Grove | 5,494 t | 23,067 t |
| Average LME Cash Copper Price | US$1.95/lb | US$1.67/lb |
| Zinc produced at Golden Grove | 22,214 t | 72,761 t |
| Average LME Cash Zinc Price | US$0.75/lb | US$0.63/lb |

- **Group mines produced 228,002 oz Au, 53,547 t Cu and 72,761 t Zn for 2005***
- **Sepon Copper reaches capacity by year end**
- **Exploration at Sepon continues to identify new ore potential**
- **Zinc price up 25% and copper up 18% on the previous quarter**
- **Production at Golden Grove to plan**
- **Prominent Hill Bankable Feasibility Study on schedule**

** Full year zinc, copper and gold production from Golden Grove; Oxiana ownership since 1 July 2005*

### Sepon Gold

- Production of 50,449oz of gold for the quarter and 200,370oz for the full year
- Mining and milling rates at record levels
- Milestone reached with 500,000oz of gold produced since start of operations
- Resource definition drilling at the new Vang Ngang East orebody commenced

### Sepon Copper

- Production of 12,365 tonnes of cathode for the quarter and 30,480t for 2005
- Processing plant at full design capacity by year end
- Drilling at the Thengkham North Resource continued to return excellent results including 26m @ 5.9% copper and 35m @ 3.3% copper

### Golden Grove

- Production according to plan; stope preparation for zinc focus in 2006
- Operation continued to perform well at very competitive cash costs

### Prominent Hill

- Bankable Feasibility Study advanced with key study contracts awarded
- Infill drilling and metallurgical testing results continue to confirm the robust nature of the resource and project

### Corporate

- ADR program initiated to boost Oxiana's investor presence in the US
- Oxiana's Managing Director receives AusIMM Institute Medal



Owen L. Hegarty
Managing Director
**24 January 2006**


60000
50000
40000
30000
20000
10000
0
Ounces
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05

**Figure 1**

**Sepon Quarterly gold production from commencement of production**

## Sepon

### Safety

There were 2 lost time injuries and an LTIFR of 0.65 for the period. LTIFR for 2005 was 0.93.

### Environment

There were no reportable environmental incidents.

## *Sepon - Gold*

### Mining and Production

Mining and milling rates were at record levels during the quarter.

The end of the wet season saw an increased volume of 1.18 Mt of material mined at a stripping ratio of 2.8. The gold processing plant continued to operate above its design capacity of 2.5Mt/a with throughput a record 724,773t.

Recovery was slightly down due to treatment of transition material from Namkok West and Discovery West.

Total production of 50,449 ounces for the quarter brought production since commissioning in December 2002 past the 500,000 ounce milestone.

Production for 2006 is forecast to remain at similar levels to 2005.

**Quarterly Gold Production Statistics**

**Table 1**

| | Units | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|---|
| Mined | t | 1,181,020 | 3,077,956 |
| Grade | g/t | 2.62 | 2.59 |
| Strip Ratio | w/o | 2.8 | 3.0 |
| Milled | t | 724,773 | 2,659,948 |
| Gold Grade | g/t | 2.67 | 2.77 |
| Silver Grade | g/t | 5.41 | 4.99 |
| Gold Recovery | % | 81.2 | 84.5 |
| Silver Recovery | % | 29.7 | 25.6 |
| Production | | | |
| Gold | ozs | 50,449 | 200,370 |
| Silver | ozs | 36,688 | 109,460 |
| Gold Sold | ozs | 55,042 | 198,709 |

### Costs

Cash costs were impacted by a short SAG Mill shutdown, the lower gold recovery and the continuing impact of higher costs of supplies.

The average gold price received for the December quarter was US$490/oz, a record average quarterly gold price received since the beginning of sales. The Company has no forward sales of gold.

Cash costs for 2006 are expected to average similar levels to the 2005 year.

**Quarterly Gold Cash Costs**

**Table 2**

| All in US$ / oz | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|
| Operating (1) | 298 | 245 |
| Refining & Transport | 3 | 3 |
| By-product Credit (2) | (5) | (4) |
| Royalties | 19 | 16 |
| Total Cash Cost | 315 | 260 |
| Depreciation, depletion & amortization (3) | 85 | 82 |
| Rehabilitation (4) | 4 | 3 |
| Total Production Cost | 404 | 345 |

1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/(losses). Exploration and resource drilling expenditures are not included in mine site cash costs.

(2) Revenue from silver at spot price.

(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.

(4) Provision for final site reclamation in addition to ongoing rehabilitation .


Discovery Colluvial
Luang
Houay Bang
Discovery West
Discovery East
Khanong East
Thengkham North
Khanong
Ban Mai
Phabing
Thengkham East
Khanong South
Phu So
Gold and Copper Plants
Nalou
Pha Vat North
Namkok East
Thengkham South
Namkok West
Vang Ngang East
Houay Seun
Vang Ngang
Houay Yeng

**Figure 2 Sepon project location map. Exploration of near mine prospects continues to confirm the potential for further gold and copper Resources.**

**Primary Ore Feasibility Study**

Development work on a suitable process route for the primary gold ore showed further improvements in gold recovery to a concentrate. Optimisation testwork on this part of the process is now underway.

Investigations to date continue to point to Pressure Oxidation and Roasting as the most promising process options.

Additional samples have now been collected for a Pressure Oxidation test programme commencing in early 2006.

**Heap Leaching Scoping Study.**

Metallurgical testing in the US was completed with good recoveries achieved. Further testing to assess the variability of response of different ore types is scheduled to start in early 2006.

**Sepon Gold Exploration**

Resource development drilling continued to find extensions to oxide resources and to test new primary ore resources in the **Discovery West, Nalou** and **Nam Kok West** areas (Figure 2). Significant results confirming extensions to each of these orebodies include:

**Sepon Near Mine Exploration results**
**Table 3**

| Hole No. | Depth from (m) | Interval (m)* | Au (g/t)** |
|---|---|---|---|
| **Discovery Main** | | | |
| DSM096 | 8 | **15** | **4.0** |
| DSM111 | 0 | **13** | **3.9** |
| DSM121 | 0 | **8** | **3.9** |
| DSM159 | 145 | **5** | **6.5** |
| DSM160 | 111 | **16** | **6.4** |
| **Nalou** | | | |
| NLU766 | 64 | **9** | **7.2** |
| NLU782 | 7 | **9** | **3.2** |
| NLU783 | 3 | **18** | **2.1** |
| **NamKokWest** | | | |
| NKW512 | 103 | **19** | **1.8** |
| NKW511 | 45 | **17** | **1.4** |

Resource definition drilling to establish an initial resource at **Vang Ngang East** prospect has commenced. Early results included 5m @ 8.8g/t gold and 7m @ 17.2g/t gold.

Exploration activities across the Sepon district accelerated following the wet season. Surface exploration continued to generate a suite of new high priority targets and new prospects with outcropping mineralisation continue to be discovered to the east of the mine. Targeting in the near mine area is being significantly enhanced through district scale 3D geological modelling and geo-morphological mapping.

At **Pha Vat North**, an aggressive RC and diamond drilling program utilising four rigs is in progress and an initial resource estimate will be completed in early 2006. Recent results confirm the continuity of, and potentially significant extensions to, mineralised zones, including oxide and partial oxide material. Better results include:

**Down hole intercept, ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.*

Oxiana LIMITED



Houay Bang Drill Results
2.3 at 4.05 (74.5)
HYB017
3 at 6.11 (60)
13 at 2.99 (89)
7.3 at 1.26 (24)
HYB016
2.35 at 2.22 (18.3)
5 at 1.02 (35.7)
HYB020
7 at 1.78 (0)
4 at 1.64 (39)
14.5 at 1.28 (4.6)
250m
Rock chip > 0.5g/t Au
Drill hole
Au Soil Geochemistry
Au ppm (Percentile)


**Figure 3 Drilling results from the extensive Houay Bang prospect.**

**Significant drilling results from Pa Vat North**

**Table 4**

| Hole | Depth From (m) | Interval* (m) | Au (g/t)** |
|---|---|---|---|
| PVN069 | 7 | **28** | **2.2** |
| PVN072 | 139 | **20** | **1.8** |
| PVN076 | 12 | **11** | **2.1** |
| PVN077 | 85 | **16** | **2.5** |
| PVN078 | 26 | **10** | **5.2** |
| PVN079 | 102 | **9** | **3.1** |
| PVN081 | 5 | **10** | **2.0** |
| PVN081 | 24 | **3.3** | **6.8** |
| PVN085 | 145 | **7** | **2.8** |

**Down hole intercept; ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.*

Representative samples of all ore types are undergoing metallurgical test work.

The intersection in PVN079 is hosted by a geological horizon not previously recognised as prospective. This suggests that a number of other prospective areas of this geology remain virtually untested.

Scout diamond drilling at the under tested and extensive **Houay Bang** prospect continued.

A number of holes intersected encouraging zones of alteration associated with gold mineralised jasperoid and silica-pyrite mineralisation which is often associated with gold mineralisation in the Sepon orebodies (Figure 2). Better results to date include:

**Houay Bang drilling results**

**Table 5**

| Hole | Depth From (m) | Interval* (m) | Au (g/t)** |
|---|---|---|---|
| HBY016 | 18.3 | **2.4** | **2.2** |
| HBY017 | 60 | **3** | **6.1** |
| HBY017 | 89 | **13** | **3.0** |
| HBY020 | 0 | **7** | **1.8** |
| HBY020 | 39 | **4** | **1.6** |

**Down hole intercept; ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.*

Remaining assay results are expected to be received shortly.

Results from soil sampling in the northern areas of the Sepon Mineral District are awaited prior to follow up drilling of these and testing of other emerging targets in the area. Ongoing reconnaissance has returned further rock chip samples to 5.8g/t gold.

Geological mapping at the nearby **Houay Payee** and **Phu Xo** prospects has delineated extensive jasperoid outcrops, in some cases up to 20m wide and greater than 100m in strike. While assay results are yet to be received, visible gold has been recorded from rock float collected in creeks draining these outcrops. Scout drilling is planned shortly.

## *Sepon - Copper*

### *Mining and Production*

The ramp-up of the Sepon copper plant was sucessfully completed with the plant reaching design capacity of 1.3Mt/a by year end. Some planned waste was reclassified as lower grade copper ore which reduced the stripping ratio.

Full year production of 30,480t of copper cathode was as planned and production of 60,000t is expected for 2006.

**Quarterly Copper Production Statistics**

**Table 6**

| | Units | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|---|
| Mined | t | 428,597 | 907,789 |
| Grade | % | 4.2 | 4.4 |
| Strip Ratio | w/o | 1.2 | 2.5 |
| Milled | t | 243,960 | 643,771 |
| Grade | % | 6.1 | 5.8 |
| Recovery | % | 86.9 | 85.9 |
| Production * | t | 12,365 | 30,480 |
| Cathode Sold | t | 12,958 | 29,061 |

* Cathode stripped

**Marketing**

Copper cathode demand remained firm throughout Sepon's key target markets. Sepon cathode is now well known in the region with regular sales to wire, cable and tube manufacturers in Thailand, Vietnam, Malaysia, Taiwan & China.

LME prices continued to strengthen over the quarter, with the average LME Grade A Copper price 18% higher at US$1.95/lb for the December quarter.


15,000
10,000
5,000
0
Mar-05
Jun-05
Sep-05
Dec-05

**Figure 4. Quarterly copper production**

## Costs

Costs reflected the continuing ramp up phase following plant commissioning which started in April and were also impacted by a crusher shutdown. The Direct Cash Costs (before royalties and metal market premium) for 2006 are expected to fall to well within a US50c to 60c range.

### Quarterly Copper Cash Costs

**Table 6**

| All in USc / lb | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|
| Direct Cash Cost | 65 | 65 |
| Royalties | 8 | 6 |
| Total cash cost | 73 | 71 |
| Depreciation, depletion & amortization | 10 | 16 |
| Rehabilitation | 1 | 1 |
| Total Production Cost | 84 | 88 |

## Copper Plant Expansion Study

A study to asses the feasibility of increasing copper production at Sepon has commenced. The study will consider the processing of ore from both from the Khanong orebody and from the new Thengkham discoveries.

Metallurgical testing has now been conducted on each of the main mineralisation types which have been identified in the Thengkham deposit. Much of the material responds well to leaching via the existing Sepon copper process. Primary ore from Thengkham is expected to be better suited to flotation.

## Sepon Copper Exploration

As part of the copper expansion feasibility study, infill and extension drilling at **Thengkham North** focussed on upgrading resource confidence in the higher grade parts of the deposit.

Infill drilling returned further impressive supergene copper intersections (see table below). High grade mineralisation remains open in several areas and drilling to define these extensions is continuing. Low grade gold mineralisation is ubiquitous throughout the deposit. Highlights from the results received to date include:

**Table 7 Thengkham North drilling highlights**

| Hole | Depth From (m) | Interval * (m) | Au (g/t)** | Cu (%) |
|---|---|---|---|---|
| TKW059 | 54 | **34.5** | **0.4** | **3.3** |
| TKW063 | 25 | **16** | **0.9** | **1.0** |
| TKW063 | 30 | **10** | **1.3** | **1.2** |
| TKW066 | 31 | **12** | **0.3** | **2.9** |
| TKW068 | 50 | **21** | **0.1** | **2.4** |
| TKW073 | 43 | **17** | **0.5** | **1.1** |
| TKW079 | 48 | **7** | **0.6** | **3.8** |
| TKW083 | 45 | **10** | **0.4** | **1.6** |
| TKW084 | 54 | **9** | **0.6** | **6.8** |
| *Including* | 55 | **4** | **1.1** | **13.8** |
| TKW086 | 47 | **26** | **0.2** | **5.9** |
| *Including* | 68 | **5** | **0.2** | **19.8** |
| TKW088 | 11 | **13** | **0.1** | **1.1** |

**Down hole intercept; ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.*

An update of the resource estimate for the **Khanong** deposit, incorporating results from the 2005 resource extension drill program is also in progress as part of the copper expansion feasibility studies. Recent drilling to the south of the Khanong deposit has highlighted potential for further extensions with drill hole STR 195 reporting 24m @ 2.6% copper from 19m.

### Sepon Base Metals Exploration

A re-assessment of the zinc potential of the Din Daeng area, located 12km north-west of the Sepon mine, was initiated. A high tenor co-incident Zn-Pb-Ag soil anomaly occurs over several kilometres associated with geology considered highly prospective for sediment hosted Zn-Pb mineralisation. High grade veins outcrop in the area. A detailed mapping program followed by drilling is planned.

# Golden Grove

## Safety

No lost time injuries were reported for the quarter. The LTIFR at year end was 4.8.

## Environmental

There were no environmental incidents during the quarter.

## Mining and Production

The Golden Grove operations performed according to plan during the first six months of Oxiana's ownership.

Production was as scheduled with record throughput reached in November and December due to improvements in the mill grinding process. Work continues to identify and eliminate other bottleneck areas.

Priority continued to be placed on development to access the higher grade Catalpa, Hougoumont and Amity zinc orebodies, with a marked increase in development metres achieved. The Catalpa vent rise was completed in November.



Gossan Hill
Scuddles
2m @ 34% Zn, 21% Pb, 1860g/t Ag, 3g/t Au
2.7m @ 19% Zn
32m @ 12.7% Zn
2m @ 5% Zn
4.7m @ 9% Zn, 2.7% Pb
4m @ 19.5% Zn
Dacite Intrusion
Oxide Gold
Oxide Copper
Zinc in GG6
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Drill Holes
Exploration target


**Figure 5 – Golden Grove Long Section**
Extensive areas prospective for economic mineralisation remain to be tested.

**Quarterly Golden Grove Production Statistics**

**Table 8**

| | Unit | Dec Qtr 2005 | 12 Months 2005* |
|---|---|---|---|
| Mined Zn Ore | t | 160,553 | 569,745 |
| Mined Cu Ore | t | 163,473 | 681,906 |
| Grade Zn | % | 15.75 | 13.34 |
| Grade Cu | % | 3.00 | 3.53 |
| Milled Zn Ore | t | 153,778 | 603,507 |
| Grade Zn | % | 14.81 | 12.51 |
| Recovery Zn | % | 94.1 | 93.2 |
| Milled Cu Ore | t | 192,695 | 677,770 |
| Grade Cu | % | 3.09 | 3.55 |
| Recovery Cu | % | 91.0 | 90.9 |
| Zn Concentrate | t | 39,726 | 131,285 |
| Zn Grade | % | 54.5 | 53.6 |
| Cu Concentrate | t | 22,512 | 90,037 |
| Cu Grade | % | 24.0 | 24.3 |
| HPM Concentrate | t | 3,891 | 13,877 |
| Cu Grade | % | 7.6 | 8.8 |
| Pb Grade | % | 37.99 | 35.58 |
| Au Grade | g/t | 49.74 | 45.73 |
| Ag Grade | g/t | 3,998 | 3,462 |
| Contained metal in all products | | | |
| Zn | t | 22,214 | 72,761 |
| Cu | t | 5,494 | 23,067 |
| Au | ozs | 8,957 | 27,632 |
| Ag | ozs | 658,085 | 2,165,945 |
| Pb | t | 1,872 | 6,393 |

* Oxiana ownership from July 1, 2005. 12 month figures supplied for clarity

Production (contained metal in concentrate) for 2006 is planned to be 130,000 to 140,000t zinc, 10,000 to 12,500t of copper, 40,000 to 45,000oz gold, 3,000,000 to 3,500,000 oz of silver and 8,000 to 10,000t lead.

Golden Grove zinc, copper and lead (HPM) concentrates were exported to smelters in China, Korea, Thailand and India.

### Costs

Cash costs remained low with some increase in operating costs from zinc stope preparation partly offset by higher by-product credits.

**Golden Grove Quarterly Cash Costs**

**Table 9**

| All USc / lb * | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|
| Operating costs | 61 | 58 |
| Realisation | 29 | 24 |
| By-product Credits | (65) | (58) |
| Royalties | 7 | 4 |
| Total Cash Cost | 32 | 28 |
| Depreciation & Amortisation | 19 | 23 |
| Rehabilitation | 1 | 1 |
| Total Production Cost | 52 | 52 |

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken as credits.

Cash costs for 2006 should continue at these low levels.

### Golden Grove Exploration

A comprehensive data compilation and review to aid targeting is well advanced. Exploration in 2006 will focus on delineating extensions to existing resources and discovering additional ore bodies in the 5 kilometre Gossan Hill-Scuddles corridor. A number of significant ore grade intersections have been identified for immediate follow up including 2m @ 34% Zn, 21% Pb, 1860g/t Ag, 3g/t Au , 2.7m @ 19% Zn , 4.7m @ 9% Zn, 2.7%Pb and 4m @ 19.5% Zn. Drilling is anticipated to commence late in the first quarter.

## Prominent Hill

### Bankable Feasibility Study

Following the successful completion of the Pre-Feasibility Study and Board approval to proceed with a A$15 million Bankable Feasibility Study, a project team to complete the BFS was established in Adelaide and the work program was well underway during the quarter.

Environmental surveys and project investigations required as part of the Mining and Rehabilitation Program (MARP) under South Australian Government legislation were well advanced by year end.

Negotiations commenced with traditional landowners for completion of a native title mining agreement for the project and work continued on finalising an access agreement for the Woomera Protected Area.

Contracts were awarded to GRD Minproc for the detailed cost and engineering study for the proposed treatment plant and to Parsons Brinckerhoff for the site infrastructure engineering for the proposed mine. Detailed value engineering studies also commenced into the identified options for power supply and product transport.

Metallurgical test work on the Prominent Hill ore, for detailed process and plant design, is well advanced and definitive detailed geotechnical analysis for the open pit mine design commenced.

Proposals were sought from open pit mining contractors for the pre-stripping and ongoing operation of the proposed open pit.

**Prominent Hill Resource**

Drilling continued at **Prominent Hill** with four rigs focused on definition of the western and eastern gold-only zones, in addition to metallurgical and geotechnical programs.

Infill drilling in the Eastern Gold-Only Zone confirmed a robust geological model, with thick intervals of gold-only mineralisation and copper mineralisation at shallower levels, in line with or exceeding expectations.

**Eastern Gold-Only Zone drilling results**

**Table 10**

| Hole No. | Depth from (m) | Interval* (m) | Cu Grade (%) | Au Grade** (g/t) |
|---|---|---|---|---|
| PH05D192 | 128.4 | 81.6 | 1.92 | 0.6 |
| *including* | 165 | 45 | 2.4 | 0.5 |
| PH05D192 | 227 | 19 | 0.1 | 3.2 |
| PH05D196 | 105 | 10 | - | 1.2 |
| PH05D196 | 121 | 46 | - | 2.4 |
| PH05D196 | 200 | 53 | 0.8 | 1.8 |
| PH05D196 | 266 | 46 | 0.1 | 2.6 |
| PH05D194 | 193 | 18 | - | 4.1 |
| PH05D195 | 252 | 81 | 0.4 | 1.6 |
| PH05D198 | 177 | 21 | - | 2.9 |

* Down hole intercept; weighted averages of approximate 1 metre sample intervals; 0.5% Cu lower cut-off for copper intervals and 0.5g/t Au lower cut off for gold only intervals , max 2m internal waste; ** Fire assay,

Drilling to define the limits of the Western Gold-Only Zone returned several significant intersections including:

**Western Gold-Only Zone drilling results**

**Table 11**

| Hole No. | Depth from (m) | Interval* (m) | Cu Grade (%) | Au Grade** (g/t) |
|---|---|---|---|---|
| PH05D186 | 266 | 14 | 2.5 | - |
| PH05D186 | 370 | 18 | - | 1.9 |
| PH05D186 | 398.7 | 9.2 | - | 1.2 |
| PH05D186 | 447 | 12 | - | 2.4 |

* Down hole intercept; weighted averages of approximate 1 metre sample intervals; 0.5% Cu lower cut-off for copper intervals and 0.5g/t Au lower cut off for gold only intervals , max 2m internal waste; ** Fire assay,

Infill drilling in the main Cu-Au breccia body continues to confirm earlier results and strengthen the geological model. Recent results include 30.2m @ 1.4%Cu and 132m @ 1.2%Cu, 0.66g/t Au.

**Prominent Hill Regional Exploration**

Within the broader Prominent Hill tenement package assay results for drilling on the western rise breccia zone (west of the main Prominent Hill mineralisation) intersected broad low grade copper mineralisation with narrow intervals averaging 0.3 to 0.8% Cu. Some narrow gold intervals were also returned. The significance of these results is being evaluated.

A detailed airborne magnetic survey was completed to complement existing data and provide high quality coverage over all prospective areas surrounding the Prominent Hill deposit. Data compilation and interpretation has identified a suite of IOCG targets which include both Cu-Au and Au-only mineralisation styles, in a variety of different geological settings. Drilling will commence testing highest priority targets in early 2006.

## Regional Exploration

### *Australia*

Exploration under the **Oxiana - Minotaur Alliance** continued to generate and test priority targets for IOCG deposits throughout the Gawler Craton of South Australia and on several properties in the Cloncurry district and Georgetown blocks in Queensland. Detailed geophysical surveys were completed over several target areas and drill testing of earlier generated targets commenced. While some encouraging alteration was intersected, no mineralisation of significance was encountered

### *Laos*

In Laos, regional reconnaissance exploration under the AngloGold Ashanti exploration joint venture has identified three priority areas characterised by widespread pan-concentrate gold anomalism co-incident with encouraging geology and alteration. Rock-chip sample results of up to 4.5g/t gold have been returned with most assay results still pending.

### *Thailand*

**Thai Goldfields Joint Venture (Oxiana 50%, earning 75%)**

Results of geochemical sampling undertaken across tenement applications in SE Thailand have highlighted the prospectivity of the area, with rock samples assaying up to 16.5 g/t Au along with highly anomalous gold-silver-base metal geochemistry identified over more than 2.5km of strike.

Regional reconnaissance in the northern part of Thailand has identified a number of large, high level epithermal systems reporting widespread anomalous gold. Follow-up work is in progress to determine if district-scale potential exists.

Drilling activities at LD prospect and Wang Yai prospects in the Chatree District remain on hold pending receipt of statutory approvals.

### *China*

**Sichuan Yangtze Jiang Minerals Joint Venture (Oxiana earning up to 85%)**

The initial phase of reconnaissance exploration completed over broad parts of western Sichuan Province, under the Sichuan Yangtze Jiang Minerals Joint Venture with the China Geochemical Institute, confirmed the high prospectivity of the area for gold and base metals.

The successful first pass reconnaissance has resulted in 12 exploration licence applications to complement the existing granted tenements. Detailed follow up work will recommence in the second quarter.

**Yunnan Jinlong Minerals Joint Venture (YJLM JV) (Oxiana earning up to 85%)**

Under the Yunnan Jinlong Minerals joint venture in south-eastern Yunnan, final statutory approval was granted for two remaining exploration licences within the Tangshan project area.

Recent detailed mapping and geochemical sampling completed on this property significantly expanded the known central gold anomaly and established good continuity of the mineralised system over at least 6km. Five discrete higher tenor target areas, plus several secondary anomalies were generated and a 1500m drill program will commence in the first quarter of 2006.

**Rexing JV (Oxiana earning up to 80%)**

In south-western Yunnan province, geological mapping has outlined extensive potential for polymetallic VHMS deposits. A large survey combining soil geochemistry and ground geophysics, aimed at identifying targets for drill testing in the second quarter is in progress.

Several new joint venture opportunities and exploration initiatives were assessed.

### *Philippines*

**Oxiana Philippines Inc**

**(100% Oxiana Ltd)**

Progress towards divestment of the Philippines assets continued with a preferred party.

**_Project Generation-Exploration_**

Compilation and review of the regional geology, tectonics and metallogenesis was undertaken over the areas of wider IndoChina and Southwestern China. The review continued to identify high priority target areas for gold and base metals exploration.

In Australia, a number of project reviews and joint venture opportunities have been identified and assessed, several of which are being progressed.

Those considered to represent outstanding opportunities have progressed to advanced stages of negotiations.

## Corporate

**American Depository Receipt Program**

In late December, Oxiana announced an American Depository Receipt (ADR) program.

The ADR program enables Oxiana shares to be more accessible to US private investors and institutions, including those only permitted to buy US-based securities.

The Bank of New York will operate the ADR program for Oxiana (Code OXFLY).

Prospective US investors can access the details of the ADR from the Bank of New York website:
http://www.adrbny.com/dr_profile.jsp?cusip=69182T101

**Release of Shares from Escrow**

Oxiana released 81.5 million shares issued to Newmont Capital Pty Ltd as part of the consideration for the Golden Grove acquisition from voluntary escrow.

The shares were sold by Newmont to mainly offshore institutional investors in North America, Europe and Asia.

**AusIMM Award**

Managing Director Owen Hegarty was awarded the 2005 Australasian Institute of Mining and Metallurgy (AusIMM) Institute Medal.

The Institute Medal is the highest honour conferred by the AusIMM and is made in recognition of eminent services to the Australasian minerals sector in the area of leadership.

**_Oxiana Performance Rights Plan_**

Oxiana has approved a further grant of 440,000 Rights to employees under this Plan and if all performance conditions are met will result in all shares being allocated to employees in 12 months time.

Oxiana LIMITED

### Annual General Meeting

This year Oxiana's Annual General meeting will be held at Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon St, Southbank on Thursday 20 April 2006 at 2.30pm.

## Corporate Information

### Board Members

Barry Cusack - Chairman

Owen Hegarty - Managing Director

Ronald Beevor - Non Executive Director

Peter Cassidy - Non Executive Director

Michael Eager - Non Executive Director

Brian Jamieson - Non Executive Director

David Forsyth - Company Secretary

### Senior Management

Peter Albert - EGM Asia

Bruce Anderson -GM Golden Grove Operations

Peter Lester - EGM Corporate Development

Antony Manini - EGM Exploration & Resources

Stephen Mullen - GM Human Resources

John Nitschke - EGM Australia

Jeff Sells - Chief Financial Officer

Mick Wilkes - GM Sepon Operations

### Share Registry

Security Transfer Registrars

Level 1, 770 Canning Highway

Applecross, Perth, WA 6153

Tel: +61 (0)8 9315 0933

Fax: +61 (0)8 9315 2233

Email: registrar@securitytransfer.com.au

### Issued Share Capital

At December 31, 2005

Ordinary shares 1,371,004,136

Unlisted options 27,841,667.

Oxiana has US$105 million of convertible bonds listed on the Luxembourg Stock Exchange convertible into Oxiana ordinary shares at US$1.005/share (A$1.31). This represents 104,477,612 shares to be issued.

### Share Price Activity for the December Quarter

High $1.74

Low $1.22

Last $1.74

Average daily volume 11.1 million shares

### Registered & Principal Office

Oxiana Limited
ABN 40 005 482 824

Level 9, 31 Queen Street

Melbourne, Victoria, Australia 3000

Tel: +61 (0)3 8623 2200

Fax: +61 (0)3 8623 2222

Email: admin@oxiana.com.au

Website: www.oxiana.com.au

Investor enquires contact: Richard Hedstrom
Media enquiries contact: Natalie Quinn

Tel: +61 (0) 3 8623 2200

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who has more than 5 years experience in the field of activity concerned and is a Competent Person as defined by the JORC Code (2005). He has consented to the inclusion of the material in the form and context in which it appears.


Oxiana



# Oxiana Limited Fourth Quarter Report

## Managing Director December 2005 Quarterly Presentation

24 January 2006



# Sepon gold and copper production


GOLD
Ounces
Total Cash costs (US$/oz)
60,000
50,000
40,000
30,000
20,000
10,000
0
350
300
250
200
150
100
50
0
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05

- Record mill throughput well above design (2.5Mt/a)
- 2006 production and cost forecast similar to 2005
- Further near mine exploration success
- Feasibility studies for primary & heap leach gold continue

| | Units | Dec Qtr 2005 | 12Mths 2005 |
|---|---|---|---|
| Ore Milled | t | 724,773 | 2,659,948 |
| Grade | g/t | 2.67 | 2.77 |
| Recovery | % | 81.2 | 84.5 |
| Production | oz | 50,449 | 200,370 |
| Total Cash cost | US$/oz | 315 | 260 |


COPPER
tonnes copper
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Mar-05
Jun-05
Sep-05
Dec-05

- Full capacity reached – plating and stripping
- All plant areas performing to design
- 30,500t produced for the year, 60,000t planned for 2006
- Strong regional demand
- Expansion study progressed

| | Units | Dec Qtr 2005 | 12Mths 2005 |
|---|---|---|---|
| Ore Milled | t | 243,960 | 643,771 |
| Grade | % | 6.1 | 5.8 |
| Recovery | % | 86.9 | 85.9 |
| Production | t | 12,365 | 30,480 |
| Total Cash cost | USc/lb | 73 | 71 |



# Sepon gold exploration: results continue to highlight prospectivity



## Houay Bang Drill Results


Oxiana
2.3 at 4.05 (74.3)
HYB017
3 at 6.11 (60)
13 at 2.99 (89)
1 at 11.45 (38)
6 at 2.83 (44)
4 at 6.44 (68)
Houay Bang
Discovery Colluvial
Luang
Discovery West
Discovery East
Khanong East
Khanong
Thengkham East
Khanong South
Gold and Copper Plants
Nalou
Namkok East
Thengkham South
Namkok West
Vang Ngang
Houay Yeng
1877000 mN
7.3 at 1.26 (24)
HYB016
2.35 at 2.22 (18.3)
5 at 1.02 (35.7)
HYB020
7 at 1.78 (0)
4 at 1.64 (39)
14.5 at 1.26 (4.6)
11.35 at 1.98 (10.25)
250m
Rock chip > 0.5g/t Au
Drill hole
m at g/t Au (depth from) Hole numbers shown for recent quarter
Au Soil Geochemistry
Au ppm (Percentile)
>0.9 ppm
0.2 - 0.9 ppm
0.14 – 0.2 ppm
0.10 – 0.14 ppm
0.075 – 0.10 ppm
0.050 – 0.075 ppm
0.030 – 0.050 ppm
0.020 – 0.030 ppm
0.010 – 0.020 ppm
Detection limit to 0.010 ppm
< detection limit



# Thengkham North – Updated Resource estimate underway


N
596,000
598,000
600,000
1,874,000
500m
Cu Soil Geochemistry
Cu ppm (Percentile)
<27
27 (30%)
62 (60%)
150 (80%)
319 (90%)
602 (95%)
1280 (98%)
2013 (99%)
Drill hole
Current resource outline
Thengkham North
Phabing
Pha Vat North
Houay Seum
Houay Yeng
Thengkham East
Thengkham South
Discovery West
Discovery Colluvial
Luang
Discovery East
Khanong East
Khanong
Khanong South
Gold and Copper Plants
Namkok East
Namkok West
Nalou
Vang Ngang


## LATEST RESULTS

- 34.5m at 3.3% Cu
- 16m at 1.0% Cu
- 10m at 1.2% Cu
- 12m at 2.9% Cu
- 21m at 2.4% Cu
- 17m at 1.1% Cu
- 7m at 3.8% Cu
- 10m at 1.6% Cu
- 9m at 6.8% Cu
  *Including 4m at 13.8%*
- 26m at 5.9% Cu
  *Including 5m at 19.8% Cu*
- 13m at 1.1% Cu

- **Excellent results continue**
- **Updated Resource estimate underway**
- **Met testwork underway**





# Golden Grove – 5 metals with 5 strong markets

| | Units | Dec Qtr 2005 | 12 Mths 2005 |
|---|---|---|---|
| Zn Conc | t | 39,726 | 131,285 |
| Cu Conc | t | 22,512 | 90,037 |
| HPM Conc | t | 3,891 | 13,877 |
| Contained Metal in all products | | | |
| Zn | t | 22,214 | 72,761 |
| Cu | t | 5,494 | 23,067 |
| Au | oz | 8,957 | 27,632 |
| Ag | oz | 658,085 | 2,165,945 |
| Pb | t | 1,872 | 6,393 |
| Total cash cost | USc/lb Zn | 32 | 28 |

Full year contained metal production from Golden Grove, Oxiana ownership since 1 July 2005

- Operation performing well
- Production on schedule
- Emphasis on development for Catalpa, Hougoumont and Amity
- Development metres up
- Copper and zinc to China, Korea, Thailand, India
- Zinc price US55¢/lb at acquisition, US96¢/lb now

Exploration

- $6.5M budget
- Geological features suggest orebodies may regenerate at depth
- Rest of belt to be tested



# Golden Grove - upside at depth and along strike


Gossan Hill
Scuddles
Hougoumont
ambewarra
2m @ 34% Zn, 21% Pb, 1860g/t Ag, 3g/t Au
2.7m @ 19% Zn
3.2m @ 12.7% Zn
2m @ 5% Zn
4.7m @ 9% Zn, 2.7% Pb
4m @ 19.5% Zn
Dacite Intrusion
Oxide Gold
Oxide Copper
Zinc in GG6
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Drill Holes
Exploration target



# Prominent Hill BFS moving ahead

- BFS project team established
- Costs and engineering study awarded to GRD Minproc
- Site infrastructure engineering awarded to Parsons Brinkerhoff
- Metallurgical testwork for process determination well advanced
- Open pit mine design commenced
- Infill drilling in the Eastern-Gold-Only zone, Western-Gold-Only zone results including 81m@1.6g/t, 46m@2.6g/t
- Main Cu-Au breccia results including 132m@1.2% Cu



Prominent Hill
Gravity image
Infill gravity
25km


Other Prominent Hill-style targets have been identified for follow-up. Testing to commence early this year.



## Regional exploration increasing



Southern China
LAOS
Thailand
Philippines
Prominent Hill
Headquarters
Operation
Project
Exploration


- Sichuan Yangtze Jiang Minerals 12 new applications
- Gold and base metals tenement package
- YJLM JV – EL's granted, drilling to commence soon
- Rexing JV – Potential for VHMS deposits
- Other opportunities being assessed

Oxiana-AngloGold JV – New areas identified

Exploration in SE Thailand encouraging new areas identified in the north

Oxiana-Minotaur exploration alliance exploring in the Gawler Craton and Cloncurry district

$6.5M near mine and regional exploration budget approved


Oxiana

# Q4 Summary – Setting the stage for a strong 2006





- Sepon gold production steady
- Sepon copper at capacity
- Sepon gold and copper expansion studies progressed
- Golden Grove performing well
- Prominent Hill BFS well underway
- Exploration results continue to add value
- In 2005, Group mines produced
  - > 228,000 oz gold,
  - > 53,000 t copper and
  - > 72,000 t of zinc
- Financials to be released on Monday 21st of Feb


Oxiana



## Strong 2006 ahead

- Operations
  - Sepon
    - Steady gold
    - Full year of copper
  - Golden Grove
    - Record year
- Development
  - FS for Sepon gold and copper expansion
  - Prominent Hill decision to mine
- Exploration
  - Targeted on resource expansion and new discoveries
  - Regional focus
- Financial results
  - Positive commodity outlook
  - Strong cash flows and balance sheet
  - Unhedged







# MINOTAUR EXPLORATION LTD

247 Greenhill Road, Dulwich 5065, South Australia
Tel: +61 8 8366 6000 Fax: +61 8 8366 6001
Website www.minotaurexploration.com.au
Email admin@minotaurexploration.com.au
A.C.N. 108 483 601


MINOTAUR

25 January 2006



ASX Release

The Board of Minotaur Exploration Limited is pleased to announce that on 23 January 2006 the Company signed an Exploration Alliance Agreement with Oxiana Limited. The Alliance has been operating informally since February 2005 following the merger between Oxiana and Minotaur Resources. The purpose of the Alliance is to explore for copper/gold in Australia during an initial term of 2 years commencing from the merger date, 25 February 2005. The Company is the initial manager.

The Alliance covers the following areas of mutual interest:

Gawler Craton in South Australia;
Curnamona Craton in South Australia and New South Wales;
Mt Isa and Cloncurry Districts in Queensland;
Tanami-Arunta Province in the Northern Territory;
Tenant Creek District in the Northern Territory; and
Eastern Australian Fold Belts (subject to exclusions).

The Alliance covers grass-roots exploration whereby a prospect identified by the Company is notified to Oxiana who may elect to sole fund. A number of expenditure and interest earning options are available for election by Oxiana who may earn from 51% up to 75% by funding at various levels ranging from $1million up to $5million depending on the status of the prospect, or they may elect to meet all expenditure to a decision to mine.
Each party has the right to introduce advanced projects or third party offers which if accepted by the other party would then come under the terms of the Alliance.



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.



## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 866,667 Shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | - |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 133,333 - 41 cents<br>333,334 – 46 cents<br>400,000 – 71 cents |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of Executive Options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 25 January 2006 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,371,870,803 | Ordinary Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | See attached listing | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Equally in all respects, including dividends with existing shareholders. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 25/01/06
(Company secretary)

Print name: David Forsyth

== == == == ==

+ See chapter 19 for defined terms.

## NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

### A OPTIONS

| NUMBER | CLASS |
|---|---|
| 4,000,000 | Options expiring 28 March 2007 |
| 2,775,000 | Options expiring 4 October 2007 |
| 3,200,000 | Options expiring 23 December 2007 |
| 1,000,000 | Options expiring 20 April 2008 |
| 1,000,000 | Options expiring 28 August 2008 |
| 1,000,000 | Options expiring 27 February 2009 |
| 4,000,000 | Options expiring 7 April 2009 |
| 1,000,000 | Options expiring 17 December 2009 |
| 1,000,000 | Options expiring 28 January 2010 |
| 5,000,000 | Options expiring 1 March 2010 |
| 2,000,000 | Options expiring 20 April 2010 |
| 1,000,000 | Options expiring 13 October 2010 |

**Total 26,975,000**

### B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$1.005 per share (A$1.31). This represents 104,477,612 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

Oxiana
LIMITED



30 January 2006

Manager, Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

Dear Sir,

**RE: OXIANA LIMITED EXECUTIVE OPTION PLAN**

Dear Sir,

This is to advise that a staff grant of one million options has been made pursuant to the Company's approved Executive Option Plan.

The exercise price for each option is $2.60.

The options have an expiry date of 27 January 2011.

Yours faithfully,



Owen L. Hegarty
Managing Director

Oxiana Limited Australian Gold Company of the Year 2005



**Oxiana Limited** ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au


Oxiana
LIMITED


MINOTAUR

## 2 February 2006

# OXIANA & MINOTAUR EXPLORATION TO SPIN-OFF URANIUM INTERESTS

Oxiana Limited ("**Oxiana**") and Minotaur Exploration Limited ("**Minotaur Exploration**") are pleased to announce the proposed float of Toro Energy Limited ("**Toro Energy**" and the "**Company**"), formed through the amalgamation of their uranium interests in the Gawler and Curnamona Cratons of South Australia, one of the world's most prospective uranium regions.

**Toro Energy proposes to raise $18 million through an initial public offering of 72 million shares at $0.25 per share. The offer is fully underwritten by Lands Kirwan Tong Stockbrokers Pty Limited and Taylor Collison Limited. Oxiana and Minotaur Exploration will each retain an approximate 25% shareholding in Toro Energy following its listing.**

Toro Energy aims to build a successful uranium exploration and mining company through:

- exploration of its extensive tenement holdings, some of which are drill ready;
- the pursuit of uranium acquisition and development opportunities;
- assembly of a team of experienced uranium and mining industry professionals, led by its Managing Director, Mr Greg Hall;
- accessing the skills base of its major shareholders, Oxiana, one of the largest resource companies in Australia with a strong record in corporate and project development, and Minotaur Exploration, one of the leading explorers in South Australia with a successful exploration record; and
- efficient utilisation of its significant cash resources.

**Toro Energy has lodged a copy of the prospectus with the Australian Securities and Investment Commission ("ASIC") earlier today. The offer will open on 20 February, 2006. The anticipated closing date is 10 March, 2006 although Toro Energy reserves the right to close the offer early if it is fully subscribed.**

Investors wishing to acquire shares must complete the relevant application form that will be in or accompanying the prospectus.

The Offer is being structured primarily as a priority offer to Oxiana and Minotaur Exploration eligible shareholders. Eligible shareholders* will receive a copy of the prospectus in the mail around the time of the offer opening date, together with a priority application form to apply for shares in Toro Energy.

Public investors will have an opportunity to participate in the offer by obtaining a copy of the prospectus from either of the underwriters, by downloading an electronic copy from the Toro Energy website: www.toroenergy.com.au, or by contacting either the Company (info@toroenergy.com.au) or the share registrar (Computershare Investor Services Pty Ltd).

The offer is conditional on regulatory and Minotaur shareholder approval for the transfer of its uranium interests to Toro Energy. Further detail of the structure of the offer and the proposed offer timetable is contained in the prospectus.

---

* Eligible shareholders are those with registered Australian addresses holding shares in Oxiana or Minotaur Exploration as at the Record Date of 7pm ACDT on 31 January 2006.

Upon listing, Toro Energy will hold the rights to explore for, mine and process uranium on over 26,000 square kilometres in the Gawler and Curnamona Cratons. Oxiana will contribute the uranium rights from its four Mt Woods tenements (excluding the Prominent Hill mining lease). Minotaur Exploration will contribute the uranium rights from its extensive tenement and joint venture interests. These holdings are highlighted in the map attached to this announcement. A schedule of Toro Energy's tenements, and joint venture interests and partners is also attached.

Toro Energy's tenement interests are considered prospective for a number of different styles of uranium mineralisation, as found at the Olympic Dam project and the Prominent Hill deposit in the Gawler Craton, and as found at the Beverley and former Radium Hill mines, and the Honeymoon deposit, in the Curnamona Craton.

Toro Energy will be led by a Board and management team with a strong record of exploration, operational and corporate success, with extensive experience in the Australian resources industry:

| | |
|---|---|
| Dr Ian Gould | Non-executive Chairman |
| Mr Greg Hall | Managing Director |
| Mr Derek Carter | Non-executive Director |
| Mr Owen Hegarty | Non-executive Director |

Dr Gould has over 36 years experience in senior executive positions in the minerals industry, including 17 years in the CRA / Rio Tinto Group, where he was Managing Director of Comalco's bauxite and alumina interests and then Group Executive responsible for exploration, before his appointment as the first Managing Director - Australia for Rio Tinto. Dr Gould was subsequently Managing Director of the Normandy Mining Group, before his retirement in 2000.

Mr Hall, a mining engineer, has extensive uranium industry experience in Australia including over ten years in senior marketing and operations management roles with ERA Ltd, at Ranger and Jabiluka, and with WMC Resources Ltd, at Olympic Dam.

Toro Energy will be the primary vehicle of Oxiana and Minotaur Exploration for investment in the Australian uranium sector. Oxiana and Minotaur Exploration consider that a separate listing of their uranium interests will advance their development and enable a more transparent market value to be placed on them as well as providing their shareholders with an attractive option to invest in a uranium focused company.

Whilst the Company's initial focus will be on exploring its highly prospective tenement interests, some of which are drill ready, Toro Energy will also maintain a watching brief over the uranium sector in Australia for other development and acquisition opportunities.

The market outlook for uranium has strengthened considerably over the last 3 years, with uranium spot prices having increased from US$10 to over US$35 per pound. This has attracted considerable market activity in Australia over the last 12 months with a number of junior uranium company floats.

Toro Energy will seek to be an active participant in the consolidation of the Australian uranium sector (via both direct and indirect project equity investments as appropriate).

A detailed description of Toro Energy's tenement interests, and the Company's proposed objectives and activities, is outlined in the prospectus.

Oxiana and Minotaur Exploration have appointed Gryphon Partners Pty Ltd as their financial adviser in relation to the float of Toro Energy.


**Owen L Hegarty**
**Managing Director**
**Oxiana Limited**

**Derek Carter**
**Managing Director**
**Minotaur Exploration Ltd**



**For further details:**

| | |
|---|---|
| Oxiana Limited: | +61 (0) 3 8623 2200 |
| Investor enquiries contact: | Richard Hedstrom |
| Media enquiries contact: | Natalie Quinn |
| Minotaur Exploration Ltd: | +61 (0) 8 8366 6000 |
| All enquiries contact: | Derek Carter |

# Toro Energy Limited

## Map of Tenements



N
km
Prominent Hill
Olympic Dam
Beverley
Honeymoon
Olary
Radium Hill
Ceduna
Application
Granted
100% Minotaur
100% Oxiana
Joint Ventures

# Toro Energy Limited

## Schedule of Tenement Interests

1. Minotaur Exploration tenements

| Acropolis South | EL 2931 |
|---|---|
| Broadacres | EL 3367 |
| Childara Well | EL 3166 |
| Chitanilga Hill | EL 3100 |
| Conical Hill | EL 3486 |
| Culberta Bore | EL 3327 |
| Curraworra Bore | EL 3487 |
| Deception Hill | EL 3266 |
| Eldale | EL 3255 |
| Glyde Hill | EL 3094 |
| Kottata Well | EL 3135 |
| Mentor Outstation | EL 3134 |
| Mt Double | EL 3456 |
| Nonning | ELA 326/05 |
| North Roxby | EL 2932 |
| Pandurra | EL 3416 |
| Tootla | EL 3366 |
| Yerda Well | EL 3157 |
| Lake Eyre | EL 3302 |
| Mutooroo | EL 2788 |

2. Oxiana tenements

| Birthday Hill | EL 3079 |
|---|---|
| Mount Hawker | EL 3229 |
| Painted Hill | EL 3056 |
| White Hill | EL 3162 |

3. Uranium Joint Ventures

| Nuckulla Hill | EL 3460 | Equinox Resources Ltd |
|---|---|---|
| Bulgunnia | EL 3045 | Dominion Gold Operations Pty Ltd, Resolute Resources Ltd, BHP Billiton Minerals Pty Ltd |
| Labyrinth | EL 3252, El 3024, EL 3120, EL3121 | Dominion Gold Operations Pty Ltd, Resolute Resources Ltd |
| Roopena | EL 3236, EL 3443 | Resource and Capital Management (SA) Pty Ltd |
| Gibralter | EL 2814, EL 2972 | Resource and Capital Management (SA) Pty Ltd |
| Tunkillia | EL 3403, EL 2854, EL 3335 | Helix Resources Ltd |
| Tarcoola | EL 3107, EL 3040, EL 2866 | Range River Gold Ltd |
| Ceduna | EL 2861, EL 2891 | Mithril Resources Ltd |


Oxiana
LIMITED




MINOTAUR

## 2 February 2006

# OXIANA & MINOTAUR EXPLORATION TO SPIN-OFF URANIUM INTERESTS

Oxiana Limited ("**Oxiana**") and Minotaur Exploration Limited ("**Minotaur Exploration**") are pleased to announce the proposed float of Toro Energy Limited ("**Toro Energy**" and the "**Company**"), formed through the amalgamation of their uranium interests in the Gawler and Curnamona Cratons of South Australia, one of the world's most prospective uranium regions.

**Toro Energy proposes to raise $18 million through an initial public offering of 72 million shares at $0.25 per share. The offer is fully underwritten by Lands Kirwan Tong Stockbrokers Pty Limited and Taylor Collison Limited. Oxiana and Minotaur Exploration will each retain an approximate 25% shareholding in Toro Energy following its listing.**

Toro Energy aims to build a successful uranium exploration and mining company through:

- exploration of its extensive tenement holdings, some of which are drill ready;
- the pursuit of uranium acquisition and development opportunities;
- assembly of a team of experienced uranium and mining industry professionals, led by its Managing Director, Mr Greg Hall;
- accessing the skills base of its major shareholders, Oxiana, one of the largest resource companies in Australia with a strong record in corporate and project development, and Minotaur Exploration, one of the leading explorers in South Australia with a successful exploration record; and
- efficient utilisation of its significant cash resources.

**Toro Energy has lodged a copy of the prospectus with the Australian Securities and Investment Commission ("ASIC") earlier today. The offer will open on 20 February, 2006. The anticipated closing date is 10 March, 2006 although Toro Energy reserves the right to close the offer early if it is fully subscribed.**

Investors wishing to acquire shares must complete the relevant application form that will be in or accompanying the prospectus.

The Offer is being structured primarily as a priority offer to Oxiana and Minotaur Exploration eligible shareholders. Eligible shareholders* will receive a copy of the prospectus in the mail around the time of the offer opening date, together with a priority application form to apply for shares in Toro Energy.

Public investors will have an opportunity to participate in the offer by obtaining a copy of the prospectus from either of the underwriters, by downloading an electronic copy from the Toro Energy website: www.toroenergy.com.au, or by contacting either the Company (info@toroenergy.com.au) or the share registrar (Computershare Investor Services Pty Ltd).

The offer is conditional on regulatory and Minotaur shareholder approval for the transfer of its uranium interests to Toro Energy. Further detail of the structure of the offer and the proposed offer timetable is contained in the prospectus.

---

* Eligible shareholders are those with registered Australian addresses holding shares in Oxiana or Minotaur Exploration as at the Record Date of 7pm ACDT on 31 January 2006.

Upon listing, Toro Energy will hold the rights to explore for, mine and process uranium on over 26,000 square kilometres in the Gawler and Curnamona Cratons. Oxiana will contribute the uranium rights from its four Mt Woods tenements (excluding the Prominent Hill mining lease). Minotaur Exploration will contribute the uranium rights from its extensive tenement and joint venture interests. These holdings are highlighted in the map attached to this announcement. A schedule of Toro Energy's tenements, and joint venture interests and partners is also attached.

Toro Energy's tenement interests are considered prospective for a number of different styles of uranium mineralisation, as found at the Olympic Dam project and the Prominent Hill deposit in the Gawler Craton, and as found at the Beverley and former Radium Hill mines, and the Honeymoon deposit, in the Curnamona Craton.

Toro Energy will be led by a Board and management team with a strong record of exploration, operational and corporate success, with extensive experience in the Australian resources industry:

| | |
|---|---|
| Dr Ian Gould | Non-executive Chairman |
| Mr Greg Hall | Managing Director |
| Mr Derek Carter | Non-executive Director |
| Mr Owen Hegarty | Non-executive Director |

Dr Gould has over 36 years experience in senior executive positions in the minerals industry, including 17 years in the CRA / Rio Tinto Group, where he was Managing Director of Comalco's bauxite and alumina interests and then Group Executive responsible for exploration, before his appointment as the first Managing Director - Australia for Rio Tinto. Dr Gould was subsequently Managing Director of the Normandy Mining Group, before his retirement in 2000.

Mr Hall, a mining engineer, has extensive uranium industry experience in Australia including over ten years in senior marketing and operations management roles with ERA Ltd, at Ranger and Jabiluka, and with WMC Resources Ltd, at Olympic Dam.

Toro Energy will be the primary vehicle of Oxiana and Minotaur Exploration for investment in the Australian uranium sector. Oxiana and Minotaur Exploration consider that a separate listing of their uranium interests will advance their development and enable a more transparent market value to be placed on them as well as providing their shareholders with an attractive option to invest in a uranium focused company.

Whilst the Company's initial focus will be on exploring its highly prospective tenement interests, some of which are drill ready, Toro Energy will also maintain a watching brief over the uranium sector in Australia for other development and acquisition opportunities.

The market outlook for uranium has strengthened considerably over the last 3 years, with uranium spot prices having increased from US$10 to over US$35 per pound. This has attracted considerable market activity in Australia over the last 12 months with a number of junior uranium company floats.

Toro Energy will seek to be an active participant in the consolidation of the Australian uranium sector (via both direct and indirect project equity investments as appropriate).

A detailed description of Toro Energy's tenement interests, and the Company's proposed objectives and activities, is outlined in the prospectus.

Oxiana and Minotaur Exploration have appointed Gryphon Partners Pty Ltd as their financial adviser in relation to the float of Toro Energy.

**Owen L Hegarty**
**Managing Director**
**Oxiana Limited**

**Derek Carter**
**Managing Director**
**Minotaur Exploration Ltd**

**For further details:**

| | |
|---|---|
| Oxiana Limited: | +61 (0) 3 8623 2200 |
| Investor enquiries contact: | Richard Hedstrom |
| Media enquiries contact: | Natalie Quinn |
| Minotaur Exploration Ltd: | +61 (0) 8 8366 6000 |
| All enquiries contact: | Derek Carter |

**Toro Energy Limited**

**Map of Tenements**



N
km
Prominent Hill
Olympic Dam
Beverley
Honeymoon
Olary
Radium Hill
Ceduna
Port Augusta
Application
Granted
100% Minotaur
100% Oxiana
Joint Ventures

# Toro Energy Limited

## Schedule of Tenement Interests

1. Minotaur Exploration tenements

| | |
|---|---|
| Acropolis South | EL 2931 |
| Broadacres | EL 3367 |
| Childara Well | EL 3166 |
| Chitanilga Hill | EL 3100 |
| Conical Hill | EL 3486 |
| Culberta Bore | EL 3327 |
| Curraworra Bore | EL 3487 |
| Deception Hill | EL 3266 |
| Eldale | EL 3255 |
| Glyde Hill | EL 3094 |
| Kottata Well | EL 3135 |
| Mentor Outstation | EL 3134 |
| Mt Double | EL 3456 |
| Nonning | ELA 326/05 |
| North Roxby | EL 2932 |
| Pandurra | EL 3416 |
| Tootla | EL 3366 |
| Yerda Well | EL 3157 |
| Lake Eyre | EL 3302 |
| Mutooroo | EL 2788 |

2. Oxiana tenements

| | |
|---|---|
| Birthday Hill | EL 3079 |
| Mount Hawker | EL 3229 |
| Painted Hill | EL 3056 |
| White Hill | EL 3162 |

3. Uranium Joint Ventures

| | | |
|---|---|---|
| Nuckulla Hill | EL 3460 | Equinox Resources Ltd |
| Bulgunnia | EL 3045 | Dominion Gold Operations Pty Ltd, Resolute Resources Ltd, BHP Billiton Minerals Pty Ltd |
| Labyrinth | EL 3252, El 3024, EL 3120, EL3121 | Dominion Gold Operations Pty Ltd, Resolute Resources Ltd |
| Roopena | EL 3236, EL 3443 | Resource and Capital Management (SA) Pty Ltd |
| Gibralter | EL 2814, EL 2972 | Resource and Capital Management (SA) Pty Ltd |
| Tunkillia | EL 3403, EL 2854, EL 3335 | Helix Resources Ltd |
| Tarcoola | EL 3107, EL 3040, EL 2866 | Range River Gold Ltd |
| Ceduna | EL 2861, EL 2891 | Mithril Resources Ltd |



Helix Resources Limited
A.C.N. 009 138 738 Incorporated in Western Australia

2nd February 2006

Manager
Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2000

**LAKE EVERARD (TUNKILLIA) PROJECT**
**NEW JOINT VENTURE WITH**
**TORO ENERGY LIMITED**

Helix Resources Limited ("Helix") is pleased to announce a new Joint Venture with Toro Energy Limited ("Toro") over the Lake Everard Project in South Australia.

Toro is a new company formed through the amalgamation of Oxiana Limited ("Oxiana") and Minotaur Exploration Limited's ("Minotaur") uranium interests in the Gawler and Curnamona Cratons of South Australia, one of the world's most prospective uranium regions.

The Joint Venture provides the Company with exposure to the new exploration campaigns currently targeting uranium throughout Australia. The Joint Venture tenements cover a number of unexplored radiometric anomalies within a chain of remnant lakes that follow a series of Tertiary Palaeo-channel Systems

Under the terms of the new Joint Venture, which covers the same tenements as the Gold Joint Venture with Minotaur, Toro may earn a 51% interest in the Uranium Rights for an expenditure of $2 million over three years, of which $400,000 is a minimum expenditure commitment.

Yours sincerely

Riccardo Vittino
Chief Operating Officer

*FOR FURTHER INFORMATION CONTACT ROB MOSIG OR RIC VITTINO ON (08) 9321 2644*



P.O. Box 825, West Perth, Western Australia 6872
9 Richardson Street, West Perth, Western Australia 6005
Telephone +61 8 9321 2644, Facsimile +61 8 9321 3909, Email: helix@helix.net.au, Website: helix.net.au



# Quarterly Report

Summary for the three months ending 31 December 2005

## Highlights

| | Dec Qtr | 12Mths |
|---|---|---|
| Gold produced at Sepon | 50,449oz | 200,370oz |
| Gold produced at Golden Grove | 8,957oz | 27,632oz |
| Average received gold price | US$490/oz | US$446/oz |
| Copper produced at Sepon | 12,365 t | 30,480 t |
| Copper produced at Golden Grove | 5,494 t | 23,067 t |
| Average LME Cash Copper Price | US$1.95/lb | US$1.67/lb |
| Zinc produced at Golden Grove | 22,214 t | 72,761 t |
| Average LME Cash Zinc Price | US$0.75/lb | US$0.63/lb |

- **Group mines produced 228,002 oz Au, 53,547 t Cu and 72,761 t Zn for 2005***
- **Sepon Copper reaches capacity by year end**
- **Exploration at Sepon continues to identify new ore potential**
- **Zinc price up 25% and copper up 18% on the previous quarter**
- **Production at Golden Grove to plan**
- **Prominent Hill Bankable Feasibility Study on schedule**

** Includes full year zinc, copper and gold production from Golden Grove; Oxiana ownership since 1 July 2005*

Dear Shareholder,

At the end of 2005 we have emerged as a larger, stronger Company than we were at the end of 2004. In Laos and in Australia we produce a diversified suite of metals which are in strong demand from their markets.

We are set for a banner year in 2006 with increasing production from our operations, expansion and development studies underway and an aggressive exploration program planned.

At Sepon in Laos in 2005 we commissioned the expanded gold processing facility, which can now treat double the throughput of the original design, and finished with a strong quarter to produce more than 200,000 ounces of gold for the year.

In 2005 we also commissioned the large Sepon Copper Project. By year's end we had completed the 'ramp-up phase' required in these types of plants and reached full design capacity. The plant produced 30,000t of cathodes for the year as planned and is now on track to produce 60,000t in 2006.

We believe we have only just begun to realise the full potential of the Sepon area with more gold and copper deposits to be found. This year we outlined initial Resources at the Thengkham copper-gold deposits and continue to add to these as we keep drilling. In the final quarter of the year we continued to receive high grade results from this area and we have commenced studies into the future treatment of this material.

Our acquisition of Golden Grove in July has proven a very good one. the operation has performed very well in the second half of 2006 and the price of zinc, Golden Grove's major product, has increased from around US$50c/lb to around US$1.00/lb since our purchase. 2006 is set to be a great year for Golden Grove as we plan to double our production of zinc.

At Prominent Hill our Bankable Feasibility Study work continues to confirm the robust nature of the resource and the project and we remain on schedule to complete the Bankable Feasibility Study this year with production targeted for 2008.

Our production of strongly performing commodities will see us with improved earnings, in our end of year financials which are due out in February. Our totally unhedged position means we see the full upside of the buoyant commodities prices.

Thankyou for your continuing support of Oxiana.



Owen L Hegarty

Managing Director

A full copy of Oxiana's Quarterly Report can be found at www.oxiana.com.au

**Registered & Principal Office:**
Oxiana Limited
ABN 40 005 482 824
Level 9, 31 Queen Street
Melbourne 3000 Victoria Australia
Telephone: +61 (0)3 8623 2200
Facsimile: +61 (0)3 8623 2222
Email: admin@oxiana.com.au
Website: www.oxiana.com.au

**Share Registry**
Security Transfer Registrar
Level 1, 770 Canning Highway
Applecross 6153 Perth
Western Australia
Telephone: +61 (0)8 9315 0933
Facsimile: +61 (0)8 9315 2233
Email: registrar@securitytransfer.com.au


Discovery Colluvial
Luang
Discovery West
Discovery East
Houay Bang
Thengkham North
Khanong East
Khanong
Ban Mai
Phabing
Thengkham East
Khanong South
Phu So
Nalou
Gold and Copper Plants
Pha Vat North
Namkok East
Thengkham South
Namkok West
Vang Ngang East
Houay Seun
Vang Ngang
Houay Yeng
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect

**Figure 1: Sepon project location map. Exploration of near mine prospects continues to confirm the potential for further gold and copper Resources.**

## Sepon

### Safety

There were 2 lost time injuries and an LTIFR of 0.65 for the period. LTIFR for 2005 was 0.93.

### Environment

There were no reportable environmental incidents.

## Sepon - Gold

### Mining and Production

Mining and milling rates were at record levels during the quarter.

The end of the wet season saw an increased volume of 1.18 Mt of material mined at a stripping ratio of 2.8. The gold processing plant continued to operate above its design capacity of 2.5Mt/a with throughput a record 724,773t.

*Recovery was slightly down due to treatment of transition material from Namkok West and Discovery West.*

**Table 1: Quarterly Gold Production Statistics**

| | Units | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|---|
| Mined | Tonnes | 1,181,020 | 3,077,958 |
| Grade | g/t | 2.62 | 2.59 |
| Strip Ratio | w/o | 2.8 | 3.0 |
| Milled | Tonnes | 724,773 | 2,659,948 |
| Grade-Gold | g/t | 2.67 | 2.77 |
| Grade-Silver | g/t | 5.41 | 4.99 |
| Gold Recovery | % | 81.2 | 84.5 |
| Silver Recovery | % | 29.7 | 25.6 |
| Production | | | |
| Gold | ozs | 50,449 | 200,370 |
| Silver | ozs | 36,688 | 109,460 |
| Gold Sold | ozs | 55,042 | 198,709 |

Total production of 50,449 ounces for the quarter brought production since commissioning in December 2002 past the 500,000 ounce milestone. *Production for 2006 is forecast to remain at similar levels to 2005.*

### Costs

Cash costs were impacted by a short SAG Mill shutdown, the lower gold recovery and the continuing impact of higher costs of supplies.

The average gold price received for the December quarter was US$490/oz, a record average quarterly gold price received since the beginning of sales.

The Company has no forward sales of gold.

Cash costs for 2006 are expected to average similar levels to the 2005 year.

**Table 2: Quarterly Gold Cash Costs**

| Cost Category All in US$/oz | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|
| Operating (1) | 298 | 245 |
| Refining & Transport | 3 | 3 |
| By-product Credit (2) | (5) | (4) |
| Royalties | 19 | 16 |
| Total Cash Cost | 315 | 260 |
| Depreciation, depletion and amortisation (3) | 85 | 82 |
| Rehabilitation(4) | 4 | 3 |
| Total Production Cost | 404 | 345 |

1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/(losses). Exploration and resource drilling expenditures are not included in mine site cash costs.

(2) Revenue from silver at spot price.

(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.

(4) Provision for final site reclamation in addition to ongoing rehabilitation.

### Primary Ore Feasibility Study

Development work on a suitable process route for the primary gold ore showed further improvements in gold recovery to a concentrate. *Optimisation testwork on this part of the process is now underway.*

### Sepon Gold Exploration

Resource development drilling continued to find extensions to oxide resources and to test new primary ore resources in the **Discovery West**, **Nalou** and **Nam Kok West** areas.

Resource definition drilling to establish an initial resource at **Vang Ngang East** prospect has commenced. Early results included 5m @ 8.8g/t gold and 7m @ 17.2g/t gold.

At **Pha Vat North**, an aggressive RC and diamond drilling program utilising four rigs is in progress and an initial resource estimate will be completed in early 2006. Recent results confirm the continuity of, and potentially significant extensions to, mineralised zones, including oxide and partial oxide material. Better results included 28m @ 2.2g/t Au and 10m @ 5.8g/t Au.

Scout diamond drilling at the under tested and extensive **Houay Bang** prospect continued.

A number of holes intersected encouraging zones of alteration associated with gold mineralised jasperoid and silica-pyrite mineralisation which is often associated with gold mineralisation in the Sepon orebodies (Figure 2).


Oxiana
HYB017
3 at 6.11 (60)
13 at 2.89 (88)
1877000 mN
HYB016
2.35 at 2.22 (18.3)
5 at 1.02 (35.7)
HYB020
7 at 1.78 (0)
4 at 1.64 (39)

**Figure 2: Drilling results from the extensive Houay Bang prospect.**

## Sepon - Copper

### Mining and Production

The ramp-up of the Sepon copper plant was sucessfully completed with the plant reaching design capacity of 1.3Mt/a by year end.

Full year production of 30,480t of copper cathode was as planned and production of 60,000t is expected for 2006.

**Table 3: Quarterly Copper Production Statistics**

| | Units | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|---|
| Mined | t | 428,597 | 907,789 |
| Grade | % | 4.2 | 4.4 |
| Strip Ratio | w/o | 1.2 | 2.5 |
| Milled | t | 243,960 | 643,771 |
| Grade | % | 6.1 | 5.8 |
| Recovery | % | 86.9 | 85.9 |
| Production * | t | 12,365 | 30,480 |
| Cathode Sold | t | 12,956 | 29,061 |

* Cathode stripped

### Marketing

Copper cathode demand remained firm throughout Sepon's key target markets. Sepon cathode is now well known in the region with regular sales to wire, cable and tube manufacturers in Thailand, Vietnam, Malaysia, Taiwan & China.

LME prices continued to strengthen over the quarter, with the average LME Grade A Copper price 18% higher at US$1.95/lb for the December quarter.

### Costs

Costs reflected the continuing ramp up phase following plant commissioning which started in April and were also impacted by a crusher shutdown.

The Direct Cash Costs (before royalties and metal market premium) for 2006 are expected to fall to well within a US50c to 60c range.

**Table 4: Quarterly Copper Cash Costs**

| | Dec Qtr 2005 USc/lb | 12 Months 2005 USc/lb |
|---|---|---|
| Direct Cash Cost | 65 | 65 |
| Royalties | 8 | 6 |
| Total cash cost | 73 | 71 |
| Depreciation, depletion & amortization | 10 | 16 |
| Rehabilitation | 1 | 1 |
| Total cost | 84 | 88 |

### Copper Plant Expansion Study

A study to asses the feasibility of increasing copper production at Sepon has commenced.

The study will consider the processing of ore from both from the Khanong orebody and from the new Thengkham discoveries.

### Sepon Copper Exploration

As part of the copper expansion feasibility study, infill and extension drilling at Thengkham North focussed on upgrading resource confidence in the higher grade parts of the deposit.

Infill drilling returned further impressive supergene copper intersections. High grade mineralisation remains open in several areas and drilling to define these extensions is continuing.

## Golden Grove

### Safety

No lost time injuries were reported for the quarter. The LTIFR at year end was 4.8.

### Environmental

There were no environmental incidents during the quarter.

### Mining and Production

The Golden Grove operations performed according to plan during the first six months of Oxiana's ownership.

Production was as scheduled with record throughput reached in November and December due to improvements in the mill grinding process. Work continues to identify and eliminate other bottleneck areas. Priority continued to be placed on development to access the higher grade Catalpa, Hougoumont and Amity zinc orebodies, with a marked increase in development metres achieved. The Catalpa vent rise was completed in November. (Figure 3)

**Table 5: Golden Grove Quarterly Cash Costs ***

| Cost Category All in USc/lbZn | Dec Qtr 2005 | 12 Months 2005 |
|---|---|---|
| Operating | 50 | 57 |
| Realisation | 19 | 22 |
| By-product Credit | (45) | (56) |
| Royalties | 3 | 3 |
| Total Cash Cost | 27 | 26 |
| Depreciation, depletion and amortisation** | 15 | 25 |
| Rehabilitation | 1 | 1 |
| Total Production Cost | 43 | 52 |

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken as credits.

** Reflects change in depreciation base since acquisition.


2m @ 34%
Zn, 21%
Ag, 3g/t
Au
4.7m @ 9% Zn,
2.7% Pb
4m @ 19.5% Zn

**Figure 3: Golden Grove Long Section - Extensive areas prospective for economic mineralisation remain to be tested.**

### Quarterly Golden Grove Production Statistics

**Table 6**

| | Unit | Dec Qtr 2005 | 12 Months 2005* |
|---|---|---|---|
| Mined Zn Ore | t | 160,553 | 569,745 |
| Mined Cu Ore | t | 163,473 | 681,906 |
| Grade Zn | % | 15.75 | 13.34 |
| Grade Cu | % | 3.00 | 3.53 |
| Milled Zn Ore | t | 153,778 | 603,507 |
| Grade Zn | % | 14.81 | 12.51 |
| Recovery Zn | % | 94.1 | 93.2 |
| Milled Cu Ore | t | 192,695 | 677,770 |
| Grade Cu | % | 3.09 | 3.55 |
| Recovery Cu | % | 91.0 | 90.9 |
| Zn Concentrate | t | 39,726 | 131,285 |
| Zn Grade | % | 54.5 | 53.6 |
| Cu Concentrate | t | 22,512 | 90,037 |
| Cu Grade | % | 24.0 | 24.3 |
| HPM Concentrate | t | 3,891 | 13,877 |
| Cu Grade | % | 7.6 | 8.8 |
| Pb Grade | % | 37.99 | 35.58 |
| Au Grade | g/t | 49.74 | 45.73 |
| Ag Grade | g/t | 3,998 | 3,462 |
| Contained metal in all products | | | |
| Zn | t | 22,214 | 72,761 |
| Cu | t | 5,494 | 23,067 |
| Au | ozs | 8,957 | 27,632 |
| Ag | ozs | 658,085 | 2,165,945 |
| Pb | t | 1,872 | 6,393 |

* Oxiana ownership from July 1, 2005; 12 month figures supplied for clarity

Golden Grove zinc, copper and lead (HPM) concentrates were exported to smelters in China, Korea, Thailand and India.

### Costs

Cash costs remained low with some increase in operating costs from zinc stope preparation partly offset by higher by-product credits.

**Table 7: Golden Grove Quarterly Cash Costs**

| | Dec Qtr 2005 USc /lb * | 12 Months 2005 USc /lb * |
|---|---|---|
| Operating costs | 61 | 61 |
| Realisation | 29 | 24 |
| By-product Credits | (65) | (58) |
| Royalties | 7 | 4 |
| Total Cash Cost | 32 | 28 |
| Depreciation & Amortisation | 19 | 23 |
| Rehabilitation | 1 | 1 |
| Total Production Cost | 52 | 52 |

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken

Cash costs for 2006 should continue at these low levels.

### Golden Grove Exploration

A comprehensive data compilation and review to aid targeting is well advanced. Exploration in 2006 will focus on delineating extensions to existing resources and discovering additional ore bodies in the 5 kilometre Gossan Hill-Scuddles corridor (Figure 3). A number of significant ore grade intersections have been identified for immediate follow up including 2m @ 34% Zn, 21% Pb, 1860g/t Ag, 3g/t Au, 2.7m @ 19% Zn, 4.7m @ 9% Zn, 2.7%Pb and 4m @ 19.5% Zn. Drilling is anticipated to commence late in the first quarter.

### Prominent Hill

#### Bankable Feasibility Study

Following the successful completion of the Pre-Feasibility Study and Board approval to proceed with a A$15 million Bankable Feasibility Study, a project team to complete the BFS was established in Adelaide and the work program was well underway during the quarter.

Metallurgical test work on the Prominent Hill ore, for detailed process and plant design, is well advanced and definitive detailed geotechnical analysis for the open pit mine design commenced.

#### Prominent Hill Resource

Drilling continued at Prominent Hill with four rigs focused on definition of the western and eastern gold-only zones, in addition to metallurgical and geotechnical programs.

### Corporate

#### AusIMM Award

Managing Director Owen Hegarty was awarded the 2005 Australasian Institute of Mining and Metallurgy (AusIMM) Institute Medal.

The Institute Medal is the highest honour conferred by the AusIMM and is made in recognition of eminent services to the Australasian minerals sector in the area of leadership.

#### Annual General Meeting

This year Oxiana's Annual General meeting will be held at Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon St, Southbank on Thursday 20 April 2006 at 2.30pm.

#### Share Price Activity for the December Quarter

High $1.74
Low $1.22
Last $1.74
Average daily volume 11.1 million shares

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who has more than 5 years experience in the field of activity concerned and is a Competent Person as defined by the JORC Code (2005). He has consented to the inclusion of the material in the form and context in which it appears.



PENINSULA MINERALS LIMITED
ABN 67 062 409 303

31 ORD STREET WEST PERTH 6005
PO BOX 781 WEST PERTH WA 6872

TELEPHONE +61 8 9420 9333
FACSIMILE +61 8 9321 2477

02 February 2006

Companies Announcement Office
Via Electronic Lodgement

**MINOTAUR URANIUM ACCESS AGREEMENT**

**Overview**

Peninsula Minerals Limited **("the Company")** is pleased to announce that a new Joint Venture agreement **("Uranium Access Agreement")** has been entered into between its wholly owned subsidiary Resource and Capital Management (SA) Pty Ltd **("RCMSA")**, Minotaur Exploration Ltd **("Minotaur")** and Toro Energy Limited **("Toro")**, a company that has amalgamated the uranium interests of both Minotaur and Oxiana Limited **("Oxiana")**. This agreement is an amendment to the existing Joint Venture agreements **("Roopena and Gibraltar Agreements")** currently in place.

Under the terms of the Uranium Access Agreement Minotaur will relinquish its right to explore, mine and process uranium on the Iron Baron and Roopena tenements **("Roopena Joint Venture")** and the Gibraltar and Partridge Ridge tenements **("Gibraltar Joint Venture")** in South Australia, with RCMSA granting Toro the uranium exploration rights to those tenements. The existing Roopena and Gibraltar Agreements between the Company and Minotaur will remain intact with the only amendment being to exclude from its scope the exploration for uranium.

The Directors believe the Company will benefit significantly from the restructuring of the agreements which presents an opportunity to participate in any future uranium discoveries within the Roopena and Gibraltar Joint Venture tenements, which are situated within the Gawlor Craton of South Australia, one of the world's most prospective uranium regions.

The Uranium Access Agreement offers a significant increase in exploration efforts on existing tenements and provides increased exploration funding over and above the current expenditure by Minotaur. Minotaur will maintain current expenditure levels on the existing tenements, in line with the Roopena and Gibraltar Agreements, with Toro independently funding the uranium exploration.

These material benefits, combined with a vastly improved market outlook for uranium makes the Uranium Access Agreement a very significant development for the Company.

**Roopena & Gibraltar Joint Venture Agreements (Roopena & Gibraltar Agreements)**

The Company currently has existing joint venture agreements with Minotaur in relation to the Roopena Joint Venture tenements to the northwest of Whyalla in South Australia and the Gibraltar Joint Venture tenements north of Tarcoola. In each joint venture Minotaur may earn up to 70% by spending $1 million within a 48 month period.

Both the Roopena Joint Venture and the Gibraltar Joint Venture tenements are currently held by RCMSA, a wholly owned subsidiary of the Company.

**Roopena & Gibraltar Joint Venture Agreements (Uranium Access Agreement)**

RCMSA have now amended the above agreement to exclude from its scope the exploration of uranium and have entered the Uranium Joint Venture with Minotaur and Toro, whereby Minotaur relinquishes its right to explore, mine and process uranium on the Roopena Joint Venture and Gibraltar Joint Venture tenements. Minotaur has previously entered a Share Sale and Purchase Agreement under which it agreed to sell to Toro the whole of the issued capital of Minotaur Uranium Pty Ltd, which through a Tenements Access Agreement with Minotaur held the rights of access to the various mining titles for the purposes of exploring, mining and processing uranium.

In consideration of Minotaur relinquishing these uranium exploration rights, RCMSA has agreed to grant to Toro the uranium exploration rights to the Roopena Joint Venture and Gibraltar Joint Venture tenements. The key terms of the Uranium Access Agreement are as follows:

***Key Terms of the Uranium Access Agreement***

- It is a condition precedent that Toro becomes listed on the Australian Stock Exchange **("ASX")** on or before 30 June 2006. (Refer below regarding proposed Toro listing).
- The Uranium Access Agreement provides for the exploration and prospecting of uranium only
- Toro (subject to right to withdrawal clauses) shall be the sole contributor to all expenditure required to fund the Joint Venture activities from the commencement date until such time as it has spent the sum of $500,000, which shall be spent within the first 24 months. Toro can earn up to 70% by spending $1 million within a 48 month period.
- Toro, while it is sole contributor to Joint Venture expenditure, shall expend sufficient monies to keep the Mining Title in good standing

**Toro**

On 25 January 2006 Minotaur announced that it had entered an Exploration Alliance Agreement with Oxiana which amongst others areas, covered the highly prospective uranium regions of the Gawler and Curnamona Cratons of South Australia. It was through an amalgamation of both Oxiana's and Minotaurs uranium interests in this region that Toro was formed.

It is intended that Toro will raise $18 million through an initial public offering. Oxiana and Minotaur will hold an approximate 25% shareholding in Toro respectively following its listing. Further details of the offer will be contained within the prospectus.

**For and on behalf of the board**

**Warwick Grigor**
**Executive Director**

For further information, please contact either Warwick Grigor on 02 9247 0077 or Jade Styants on 08 9420 9333 during normal business hours.

**Map of Tenements – Toro Energy Limited.**
**(RCMSA Uranium Joint Venture tenements are marked below)**



100 0 100
km
Coober Pedy
Challenger Gold Mine
Prominent Hill
EL 2972
Partridge Range
EL 2814
Gibraltar
Rocks
Olympic Dam
Ceduna
Port Augusta
Olary
EL 3236
Iron
Baron
EL 3443
Roopena
Application
Granted
100% Minotaur
100% Oxiana
Joint Ventures



**Strategic Minerals Corporation N.L.**

ACN 008 901 380
ABN 35 008 901 380

Level 1,Suite 4
460 Roberts Road
Subiaco, Perth, WA 6008

P.O. Box 66
Floreat Forum WA 6014

Email: wally@stratmin.com.au
Website: www.stratmin.com.au

Telephone (08) 9388 8399
Facsimile (08) 9388 8511

15TH FEBRUARY 2006

Company Announcements Platform
Australian Stock Exchange
Sydney NSW

Via ASX Online

**OXIANA TO FARM IN TO THE WOOLGAR GOLD PROJECT**

The Company is pleased to advise that it has accepted a proposal from Oxiana Limited (Oxiana) to farm into the Woolgar Gold project in central North Queensland.

The terms of the agreement provide for Oxiana to earn up to 70% of the Woolgar project through various farm-in stages.

Oxiana is an Australian listed mid cap base and precious metal company with operations in Asia and Australia. Oxiana is extremely highly regarded in the resource sector for its exploration, development and operating performance, Strategic's Technical Director and geological consultant, Mr Roland Bartsch, will work with Oxiana in the planning and management of the exploration activities at Woolgar.

The current global resource base at Woolgar of approximately 450,000 ounces consists of various deposits ranging from high grade near surface zones to large tonnage lower grade material.

As announced to the ASX in the company quarterly report for the period ended 31st December 2005 a recent independent economic study conducted by SRK Consulting Engineers and Scientists, for internal evaluation, delivered positive open pit economics for a smaller scale operation at current gold prices. The study included using preliminary estimates for the newly discovered Camp Vein and the Soapspar deposit and numerous mining assumptions requiring confirmation.

However testing of the deeper and regional gold resource potential at Woolgar is a priority for the Company, and the farm-in proposal of Oxiana provides an opportunity to accelerate the path to a potentially larger scale operation to achieve this objective.

**Terms of the Farm-In**

Stage 1 of the agreement provides for Oxiana to spend a minimum of $2million in the first 12 months on district exploration. Oxiana will also take a $1million placement of Strategic shares at 18 cents per share as part of the 1st stage.

Stage 2 provides for Oxiana to spend a further $8 million over an estimated 18 to 24 months to earn 51 % by producing a scoping study for mining.

Oxiana earns no equity in the project if it elects not to continue beyond this point.

Stage 3 provides for Oxiana to earn a further 9% (to 60%) through the production of a positive pre-feasibility study for a mine development ( guideline 6-9 months at an estimated cost of $A5million)

In the event that Oxiana elects not to proceed after earning the 60% equity, its equity would revert to 49% and Strategic may buy back the Oxiana equity at 30% of Oxiana's past exploration expenditure to be repaid 50% at decision to mine and 50% from future gold production at Woolgar.

Strategic's interest reverts to 51% interest (Oxiana 49%) to regain management if Oxiana elects not to continue during stage 3.

Stage 4 provides for Oxiana to earn the maximum 70 % equity in the project through the submission of a bankable feasibility study for a mine (guideline 9-12 months at an estimated cost of $A10 million)

In the event that Oxiana elects not to continue to proceed after earning 70% equity, its equity reverts to 49% and Strategic may buy back the Oxiana equity at 50% of Oxiana's past expenditure to be paid 50% at decision to mine and 50% from future gold production at Woolgar

Upon completion of a bankable feasibility study and decision to mine, the agreement provides for Oxiana to arrange Strategic's share of development finance on a non recourse basis (if possible) to Strategic.
Repayment of Strategic's contribution to development finance would be repaid from Strategic's free cash flow on an annual basis.

In the event that Oxiana decides to develop Strategic's existing resource base into production without adding at least an additional 200,000 ounces capable of being included in the mine plan, cash flow from production would be shared 50/50 Oxiana/Strategic.

W A C MARTIN
Managing Director

Note: The information in this report that relates to exploration results is based on information compiled by Strategic Mineral Corporation NL's Technical Director Mr Roland Bartsch MSc. BSc. (Hons) who is a member of the Australian Institute of Mining and Metallurgy. He has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration, and to the activity undertaken. He is qualified as a competent person as defined in the 2004 Edition of the "Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves ". He has consented to the inclusion of this information in the form and context in which it appears. The Australian Stock Exchange has not reviewed and does not accept responsibility

for the accuracy or adequacy of this release.

Oxiana
LIMITED



15 February 2006

**AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE**

**OXIANA TO FARM IN TO WOOLGAR GOLD EXPLORATION PROJECT**

Oxiana has entered a staged farm-in agreement to Strategic Minerals Corporation N.L.'s Woolgar gold project in Central North Queensland.

The terms of the agreement provide for Oxiana to earn up to 70% in the project by funding the project through to completion of a Bankable Feasibility Study.

Resources of around 450,000 ounces of gold have been outlined at the Woolgar epithermal gold deposits to date. Oxiana sees potential to expand this resource base through exploration near existing deposits and in the surrounding area.

Entering this agreement is consistent with Oxiana's strategy to continue to expand its resource base in Australia, Asia and the Pacific, including its resources of gold. The outlook for the gold market continues to be promising and gold continues to make up a core part of Oxiana's asset base; with more than 8 million ounces of gold in Resources at the Sepon and Golden Grove operations and at Prominent Hill.

More details on the agreement and on the project can be found in today's ASX release from Strategic Minerals Corporation N.L. and at www.stratmin.com.au

Owen L Hegarty
Managing Director

Investor enquires contact: Richard Hedstrom
Media enquiries contact: Natalie Quinn

+61 (0) 3 8623 2200

**Oxiana Limited Australian Gold Company of the Year 2005**



Oxiana®
LIMITED

30 January 2006

Manager, Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

Dear Sir,

**RE: OXIANA LIMITED EXECUTIVE OPTION PLAN**

Dear Sir,

This is to advise that a staff grant of one million options has been made pursuant to the Company's approved Executive Option Plan.

The exercise price for each option is $2.60.

The options have an expiry date of 27 January 2011.

Yours faithfully,



Owen L. Hegarty
Managing Director

**Oxiana Limited Australian Gold Company of the Year 2005**



**Oxiana Limited** ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

Rules 4.3A

# Appendix 4E

## Preliminary final report

Name of entity

Oxiana Limited

ABN or equivalent company reference

ACN 005 482 824

Current Reporting Period: 31 December 2005

Previous Reporting Period: 31 December 2004

## For announcement to the market

| | 2005 $'000 | 2004 $'000 | | Percentage change |
|---|---|---|---|---|
| Revenues from ordinary activities | 382,827 | 73,634 | up/~~down~~ | 420% |
| Profit/(loss) from ordinary activities after tax attributable to members | 80,302 | (8,805) | up/~~down~~ | - |
| Net profit/(loss) for the period attributable to members | 80,302 | (8,805) | up/~~down~~ | - |

| Dividends (distributions) | Amount per security | Franked amount per security |
|---|---|---|
| Current reporting period dividend | 1¢ | Nil¢ |
| Interim dividend | Nil¢ | Nil¢ |
| Previous corresponding period | | |
| Final dividend | Nil¢ | Nil¢ |
| Interim dividend | Nil¢ | Nil¢ |
| Record date for determining entitlements to the dividend | 19 April 2006 | |

Significant features of operating performance include:

- Sepon gold production for 2005 was 200,370 ounces at an average cash cost of US$ 260 per ounce
- Sepon gold sold during the year was 198,709 ounces at an average sale price of US$ 446 per ounce
- Sepon copper production for 2005 was 30,480 tonnes at an average cash cost of US 71 cents per pound
- Sepon copper cathode sold for 2005 was 29,061 tonnes at an average sale price of US 178 cents per pound
- Sepon silver production for 2005 was 109,460 ounces
- Golden Grove zinc contained in concentrate production for the period was 33,290 tonnes at an average cash cost of US 32 cents per pound after co-product credits
- Golden Grove copper contained in concentrate production for the period was 10,362 tonnes

The financial statements of the Group's foreign controlled entities have been prepared using the accounting standards applicable in their local jurisdictions and adjustments have been made where necessary to comply with the requirements of the Australian Equivalents of International Accounting Standards on preparing the Group's consolidated financial statements.

## Dividends

Date the dividend is payable: 28 April 2006

| | | | Amount per security | Franked amount per security at 30% tax | Amount per security of foreign source dividend |
|---|---|---|---|---|---|
| | **Final dividend:** | Current year | 1¢ | Nil¢ | Nil¢ |
| | | Previous year | Nil¢ | Nil¢ | Nil¢ |
| | **Interim dividend:** | Current year | Nil¢ | Nil¢ | Nil¢ |
| | | Previous year | Nil¢ | Nil¢ | Nil¢ |

## Total dividend per security (interim *plus* final)

| | Current year | Previous year |
|---|---|---|
| Ordinary securities | 1¢ | Nil¢ |
| Preference securities | Nil¢ | Nil¢ |

## Final dividend on all securities

| | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| Ordinary securities | 13,710 | Nil |
| Preference securities | Nil | Nil |
| Other equity instruments | Nil | Nil |
| **Total** | **13,710** | **Nil** |

The dividend or distribution plans shown below are in operation.

None

The last date(s) for receipt of election notices for the dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions)

The final dividend declared for the year ended 31 December 2005 is unfranked.

## Consolidated Income Statement

| | Note | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| Revenue from operating activities | | 382,827 | 73,634 |
| Change in inventories of finished goods and WIP | | 57,486 | 7,331 |
| Cost of production | | (244,698) | (40,940) |
| General and administration expenses | | (9,566) | (7,449) |
| Depreciation and amortisation expense | | (52,058) | (13,885) |
| Other expenses from ordinary activities | | (2,800) | (607) |
| Finance cost written off | | (3,015) | (2,389) |
| Finance costs | | (33,210) | (4,638) |
| Unrealised foreign currency exchange gains / (losses) | | 7,294 | (8,391) |
| Loss on sale of controlled entities | | - | (1,546) |
| Impairment of non current assets | | - | (1,200) |
| Exploration expenditure written off | | (10,755) | (5,750) |
| **Profit/(loss) from continuing operations before income tax** | **2** | **91,505** | **(5,830)** |
| Income tax (expense)/benefit | 5 | (11,203) | (2,984) |
| **Profit/(loss) from continuing operations after income tax** | **6** | **80,302** | **(8,814)** |
| Net profit/(loss) attributable to outside equity interests | | - | (9) |
| **Net profit/(loss) attributable to members of Oxiana Limited** | **6** | **80,302** | **(8,805)** |

## Consolidated Balance Sheet

| | Note | At end of current period $A'000 | As shown in last annual report $A'000 |
|---|---|---|---|
| **Current assets** | | | |
| Cash and cash equivalents | 7 | 167,849 | 10,265 |
| Receivables | | 25,187 | 5,233 |
| Inventories | | 73,785 | 16,299 |
| Derivative financial instruments | | 776 | - |
| Non current assets classified as held for sale | | 1,831 | 1,069 |
| Other | | 6,229 | 4,306 |
| **Total current assets** | | **275,657** | **37,172** |
| **Non-current assets** | | | |
| Receivables | | - | - |
| Other financial assets | | 4,623 | 565 |
| Property, plant and equipment | | 664,828 | 357,643 |
| Intangible assets | | 92,559 | - |
| Deferred tax assets | | 30,396 | 1,917 |
| Derivative financial instruments | | 2,186 | - |
| Other | | 103,072 | 47,650 |
| **Total non-current assets** | | **897,664** | **407,775** |
| **Total assets** | | **1,173,321** | **444,947** |
| **Current liabilities** | | | |
| Trade and other payables | | 87,356 | 38,374 |
| Interest bearing liabilities | | 183,256 | 213 |
| Current tax liabilities | | 10,526 | - |
| Provisions | | 59 | - |
| **Total current liabilities** | | **281,197** | **38,587** |
| **Non-current liabilities** | | | |
| Interest bearing liabilities | | 301,360 | 129,190 |
| Deferred tax liabilities | | 34,848 | 5,105 |
| Provisions | | 25,474 | 8,354 |
| **Total non-current liabilities** | | **361,682** | **142,649** |
| **Total liabilities** | | **642,879** | **181,236** |
| **Net assets** | | **530,442** | **263,711** |
| **Equity** | | | |
| Contributed equity | | 587,797 | 408,103 |
| Reserves | | 4,632 | (1,697) |
| Accumulated losses | 6 | (61,987) | (142,695) |
| **Equity attributable to members of the parent entity** | | **530,442** | **263,711** |
| Outside equity interests in controlled entities | | - | - |
| **Total equity** | | **530,442** | **263,711** |

## Statement of changes in equity

| | Note | At end of current period $A'000 | As shown in last annual report $A'000 |
|---|---|---|---|
| **Total equity at the beginning of the financial year** | | **263,711** | **189,882** |
| Adjustment on adoption of AASB 132 and AASB 139 net of tax to: | | | |
| Hedging reserve | | (4,605) | - |
| Financial instruments | | 944 | - |
| Net income/(expense) recognised directly in equity | | (3,661) | - |
| Effect of exchange rate changes on adjustments on transition to AIFRS | | 406 | - |
| **Profit/(loss) for the year** | | **80,302** | **(8,805)** |
| ***Total recognised income and expense for the year*** | | **77,047** | **(8,805)** |
| **Transactions with equity holders in their capacity as equity holders** | | | |
| Contributions of equity | | 163,132 | 191,535 |
| Transaction costs arising on share issues | | - | (8,341) |
| Convertible note option | | 23,741 | - |
| Tax benefit on convertible note option | | (7,122) | - |
| Transaction costs on issue of convertible note and acquisitions, net of tax | | (2,559) | - |
| Tax benefit on share issue costs | | 2,502 | - |
| Equity compensation | | 938 | 485 |
| Acquisition of minority interest in subsidiary | | - | (98,863) |
| Foreign translation reserve movement | | 9,052 | (2,182) |
| | | 189,684 | 82,634 |
| **Total equity at the end of the financial year** | | **530,442** | **263,711** |
| **Total recognised income and (expense) for the year attributable to:** | | | |
| Members of Oxiana Limited | | 80,302 | (8,805) |
| Minority interest | | - | (9) |
| | | 80,302 | (8,814) |

## Consolidated Cash Flow Statement

| | Note | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| **Cash flows related to operating activities** | | | |
| Receipts from customers (inclusive of GST) | | 425,079 | 70,633 |
| Payments to suppliers and employees (inclusive of GST) | | (212,715) | (48,999) |
| Interest received | | 1,704 | 1,288 |
| Borrowing costs | | (35,880) | (5,841) |
| **Net cash inflow/(outflow) from operating activities** | 7 | **178,188** | **17,081** |
| **Cash flows related to investing activities** | | | |
| Payments for exploration and evaluation | | (30,619) | (18,052) |
| Payments for development | | (102,901) | (214,295) |
| *Payments for investments* | | (2,000) | - |
| Advances to subsidiaries and associates | | - | (844) |
| Payments for property, plant & equipment | | (25,628) | (10,039) |
| Payments for interests in controlled entities | | (220,898) | (98,692) |
| Proceeds from sale of property, plant & equipment | | - | 2 |
| **Net cash inflow/(outflow) from investing activities** | | **(382,046)** | **(341,920)** |
| **Cash flows related to financing activities** | | | |
| Proceeds from issues of shares | | 3,650 | 191,534 |
| Transaction costs-issue of shares | | - | (8,341) |
| Proceeds from borrowings | | 366,253 | 128,419 |
| Transaction costs-borrowings | | (8,461) | - |
| Repayment of borrowings | | - | (11,427) |
| **Net cash inflow/(outflow) from financing activities** | | **361,442** | **300,185** |
| **Net increase/(decrease) in cash held** | | 157,584 | (24,654) |
| Cash at the beginning of the financial year | | 10,265 | 34,919 |
| **Cash at the end of the financial year** | 7 | **167,849** | **10,265** |

## Notes to the Financial Statements
## For the Financial Year Ended 31 December 2005

## 1. Significant Accounting Policies

### (a) Basis of Preparation

*This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix* 4E. The accounting policies adopted in the preparation of the preliminary final report are consistent with those used to prepare the group interim financial report for the six months ended 30 June 2005. It has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

*Compliance with IFRSs*
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRSs ensures that the consolidated financial statements and notes of Oxiana's financial report comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 124 *Related Party Disclosures*.

*Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards ("AIFRS")*
These financial statements are the first Oxiana Limited full year financial statements to be prepared in compliance with requirements of AIFRSs. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements. Until 31 December 2004, financial statements of Oxiana Limited had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Oxiana Limited's financial statements for the year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2004 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 January 2005. The Group has elected to apply AASB 119 *Employee Benefits* to the annual reporting period beginning 1 January 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*. Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the Group's equity and its net income are given in Note 33 to the financial statements.

*Historical cost convention*
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

### (b) Principles of consolidation

*(i) Subsidiaries*
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Oxiana Limited as at 31 December 2005 and the results of all subsidiaries for the year then ended. Oxiana Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity. The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a share holding of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1 (h)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

*(ii) Associates*
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

# 1. Significant Accounting Policies (continued)

**(b) Principles of consolidation**

*(ii) Associates*
When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

*(iii) Joint ventures*

Joint venture operations
Where material, the proportionate interests in the assets, liabilities and expenses of a joint venture operation have been incorporated in the financial statements under the appropriate headings.

Joint venture entities
Where material, the interest in joint venture partnerships is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the joint venture partnership and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred. Details of joint ventures are set out in note 20 to the financial statements.

**(c) Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

**(d) Foreign currency translation**

*(i) Functional and presentation currency*
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Oxiana Limited's functional and presentation currency.

*(ii) Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

*(iii) Group companies*
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

## 1. Significant Accounting Policies (continued)

**(e) Revenue recognition**

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of royalties and taxes paid or payable. Revenue is recognised for the major business activities as follows:

*(i) Gold, Copper and Concentrate Sales*
Revenue from gold, copper and concentrate sales is recognised when there has been a passing of risk and reward from the company to the customer.

*(ii) Interest*
Revenue is recognised as the interest accrues (using the effective interest method, where applicable) to the net carrying amount of the financial asset.

**(f) Income tax**

Income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss. Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

*Tax Consolidation*

Oxiana Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation as of 1 July 2004.

The parent entity, Oxiana Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right. In addition to its own current and deferred tax amounts, Oxiana Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax contribution agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group.

**(g) Leases**

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases (Notes 13 and 28 to the financial statements) are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included as interest bearing liabilities. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

## 1. Significant Accounting Policies (continued)

**(h) Acquisitions of assets**

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1 (s)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

**(i) Impairment of assets**

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

**(j) Cash and cash equivalents**

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

**(k) Trade receivables**

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement within 30 days from the date of recognition. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated discounted future cash flows. The amount of the provision is recognised in the income statement.

**(l) Inventories**

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale recognition and are non interest bearing.

**(m) Investments and other financial assets**

**From 1 January 2004 to 31 December 2004**
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 January 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 31 December 2004.

**Adjustments on transition date: 1 January 2005**
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 January 2005) changes to carrying amounts are taken to accumulated losses or reserves.

# 1. Significant Accounting Policies (continued)

**(m) Investments and other financial assets (continued)**

**From 1 January 2005**
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

*(i) Financial assets at fair value through profit or loss*
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

*(ii) Loans and receivables*
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet (Notes 6 and 28 to the financial statements).

*(iii) Held-to-maturity investments*
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

*(iv) Available-for-sale financial assets*
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

# 1. Significant Accounting Policies (continued)

**(n) Derivatives**

**From 1 January 2004 to 31 December 2004**
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Previously, the Group did not recognise any derivatives and only disclosed certain particulars related to put options.

**Adjustments on transition date: 1 January 2005**
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 January 2005) changes in the carrying amounts of derivatives are taken to accumulated losses or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

**From 1 January 2005**
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

*(i) Fair value hedge*
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

*(ii) Cash flow hedge*
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

*(iii) Derivatives that do not qualify for hedge accounting*
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

**(o) Fair value estimation**

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

# 1. Significant Accounting Policies (continued)

**(p) Non-current assets (or disposal groups) held for sale**

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of de-recognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

**(q) Property, plant and equipment**

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Economic life assets' depreciation is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

| | |
|---|---|
| - Buildings and other infrastructure assets | 10-13 years |
| - Plant and Equipment | 3-5 years |
| - Leasehold Improvements | 5 years |

From 1 January 2005 the Group changed its depreciation policy for life of mine assets from straight line to units of production. This change is in accordance with IAS 16 *Property, Plant & Equipment* which requires a depreciation method that most closely reflects the assets' expected use or output. Depreciation is based on assessments of proven and probable reserves and a proportion of resources available to be mined by the current production equipment. This change in depreciation method has resulted in a decrease in the Group's depreciation expense of USD 1,249,579 compared to the straight line method for the year ended 31 December 2005.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)). Gains and losses on disposals are determined by comparing proceeds with asset carrying amounts. These are included in the income statement.

**(r) Exploration and evaluation expenditure**

Exploration and evaluation costs related to areas of interest are carried forward to the extent that:

(i) the rights to tenure of the areas of interest are current and the consolidated entity controls the area of interest in which the expenditure has been incurred; and
(ii) such costs are expected to be recouped through successful development and exploitation of the area of interest, or alternatively by its sale.

Exploration and evaluation expenditure will generally be capitalised where a JORC (Joint Ore Reserves Committee) resource has been identified and probable future economic benefits are demonstrated. Exploration and evaluation assets will be assessed annually for impairment and where impairment indicators exist, recoverable amounts of these assets will be estimated based on discounted cash flows from their associated cash generating units. The income statement will recognise expenses arising from excess of the carrying values of exploration and evaluation assets over the recoverable amounts of these assets.

Expenditure capitalised under the above policy is amortised over the life of the area of interest from the date that commercial production of the related mineral occurs. In the event that an area of interest is abandoned or if the directors consider the expenditure to be of no value, accumulated costs carried forward are written off in the year in which that assessment is made. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

# 1. Significant Accounting Policies (continued)

**(s) Intangible assets**

*(i) Goodwill*
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each country of operation by each primary reporting segment.

*(ii) Mining Rights*
Acquired mining rights with a finite useful life are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the units of production depreciation method to allocate the cost of mining rights over their estimated useful lives. Mining rights acquired on the acquisition of the Golden Grove operation are amortised on a units of production basis over proven and probable reserves and a proportion of the mine's resources.

*(iii) Amortisation Expense*
Amortisation expense is included in depreciation and amortisation expense in the income statement.

**(t) Trade and other payables**

These amounts represent liabilities for goods and services provided prior to the end of the financial year which are unpaid. The amounts are non interest bearing, unsecured and are usually paid within 30 days of recognition.

**(u) Borrowings**

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of income tax effects. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

**(v) Borrowing costs**

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings;
- unwinding of discounts related to the mine rehabilitation provision;
- amortisation of discounts or premiums relating to borrowings; and
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

**(w) Provisions**

Mine rehabilitation and rehabilitation costs are provided for at the present value of future expected expenditures required to settle the Group's obligations on commencement of commercial production, discounted using a rate specified to the liability. When this provision is recognised a corresponding asset is also recognised as part of the development costs of the mine to the extent that it is considered that the provision gives access to future economic benefits. The capitalised cost of this asset is amortised over the life of the mine. On an ongoing basis, the rehabilitation liability is remeasured at each reporting period in line with the changes in the time value of money (recognised as a finance expense in the income statement and an increase in the provision), and additional disturbances or changes in rehabilitation costs will be recognised as additions or changes to the corresponding asset and rehabilitation liability. The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances.

Provisions for legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

## 1. Significant Accounting Policies (continued)

**(x) Employee benefits**

*(i) Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid, inclusive of on costs, when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

*(ii) Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

*(iii) Retirement benefit obligations*
Contributions are made by the consolidated entity to individual superannuation plans of each director and employee and are charged as expense when incurred.

*(iv) Share-based payments*
Share-based compensation benefits are provided to directors and certain employees via the Executive Share Option Plan, Performance Rights Plan and Oxiana Share Plan.

*Shares options granted before 7 November 2002 and/or vested before 1 January 2005*
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

*Shares options granted after 7 November 2002 and vested after 1 January 2005*
The fair value of options granted under Oxiana's Executive Share Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the Performance Rights Plan and Oxiana Share Plan is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

**(y) Contributed equity**

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

**(z) Earnings per share**

*(i) Basic earnings per share*
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

# 1. Significant Accounting Policies (continued)

**(z) Earnings per share (continued)**

*(ii) Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

**(aa) Financial instrument transaction costs**

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was nil.

**(ab) Goods and Services Tax ("GST")**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are include in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the Australian Taxation Office as classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the Australian Taxation Office. The net of GST payable and receivable is remitted to the appropriate tax body in accordance with legislative requirements.

**(ac) Financial risk management**

The Group's activities expose it to a variety of financial risks: Market risk (including foreign exchange risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as commodity put option contracts and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by a centralised treasury department (Group Treasury) in accordance with policies approved by the Board of Directors. Group Treasury identifies, quantifies and manages financial risks in close co- operation with the Group's operating units. Board approved policies cover each of the specific risk management areas.

**Market risk**
*(i) Foreign exchange risk*
Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group has a material exposure to foreign exchange risk arising from an exposure to the AUD/USD exchange rate. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

*(ii) Commodity Price risk*
The Group is exposed to commodity price risk. This arises from sale of metal products such as Copper, Zinc, Lead, Gold and Silver which are priced on, or benchmarked to, open market exchanges.

Typically, the Group does not make use of derivative financial instruments to hedge commodity price risk, however, a group entity (Lane Xang Minerals Limited) is required to hedge 35% of its forecast gold price exposure out to June 2009 in accordance with the conditions of its debt funding facility. LXML purchases gold put options with a minimum strike price of US $370/oz to satisfy this requirement. The purchase of gold put options has the economic effect of providing a minimum price for a proportion of the Group's gold sales by giving the Group the right (but not the obligation) to sell an agreed amount of Gold at a fixed price on a future date. If exercised, these put options are cash settled in USD.

*(iii) Interest rate risk*
The Group is exposed to interest rate risk arising from its long term variable interest rate borrowings.

The Group's interest rate hedging policy does not require a fixed and pre-determined proportion of its interest rate exposure to be hedged. Any decision to hedge interest rate risk will be assessed at the inception of each floating rate debt facility in light of the overall Group exposure, the prevailing interest rate market and any funding counterparty requirements. The Group currently manages a proportion of its cash flow interest rate risk through the use of floating to fixed interest rate swaps which have the economic effects of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the group agrees with hedge counterparties to exchange at specified intervals (semi annually), the difference between fixed contract rates and floating rate interest amounts calculated with reference to the agreed notional principal amount. The Group entity LXML is required to hedge 75% of its floating rate debt exposure in accordance with the conditions of its debt funding facility.

## 1. Significant Accounting Policies (continued)

**(ac) Financial risk management (continued)**

**Credit risk**

The Group is exposed to counterparty credit risk through sales of metal products on normal terms of trade and through investment of surplus cash. The Group has a policy in place to ensure that sales of products are made to customers with appropriate credit worthiness and limits the amount of credit exposure to any one customer. The Group also has a policy in place to ensure that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counterparty.

**Liquidity risk**
Prudent liquidity risk management involves maintaining sufficient assets to meet liabilities as they fall due. Group Treasury ensures that the Group can meet its financial obligations as they fall due by maintaining sufficient reserves of cash and marketable securities to meet forecast cash outlays. Short term cash flows are re-estimated for the Group on a weekly basis, with long-term cash flows re-estimated on a monthly basis.

**Fair value estimation**
The fair value of put options is derived using a Black and Scholes based option pricing model and prevailing market conditions existing at the balance date.

**(ad) Critical accounting estimates and judgements**

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

*(i) Mine rehabilitation provision*
The Group assesses its mine rehabilitation provision half-yearly in accordance with the accounting policy note stated in note 1(w). Significant judgement is required in determining the provision for mine rehabilitation as there are many transactions and other factors that will affect the ultimate liability payable to rehabilitate the mine site. Factors that will affect this liability includes future development, changes in technology, commodity price changes and changes in interest rates. When these factors change or become known in the future, such differences will impact the mine rehabilitation provision in the period in which they change or become known.

*(ii) Fair valuations of derivative financial instruments*
The Company assesses the fair value of its gold put options and interest rate swaps half-yearly in accordance with the accounting policy note stated in note 1(ac). Fair values have been determined based on well established option pricing models and market conditions existing at the balance date. These calculations require the use of estimates and assumptions. Changes in assumptions concerning interest rates, gold prices and volatilities could have a significant impact on the fair valuation attributed to the Company's gold put options and interest rate swaps

When these assumptions change or become known in the future, such differences will impact asset carrying values and the hedging reserve in the period in which they change or become known.

*(iii) Units of production method of Depreciation*
The Company applies the units of production method for depreciation of its mine assets based on ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgement is required in assessing the available reserves and the production capacity of the plants to be depreciated under this method. Factors that must be considered in determining reserves and resources and production capacity are the Company's history of converting resources to reserves and the relevant time frames, the complexity of metallurgy, markets and future developments When these factors change or become known in the future, such differences will impact pre tax profit and carrying values of assets.

*(iv) Income taxes*
The Group is subject to income taxes of Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of amounts that were initially recorded. Such differences will impact the current and deferred tax provision in the period in which the determination is made.

**(ae) Rounding of amounts**

The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

## 2. Profit/(Loss) from continuing activities includes the following items:

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Net gains and expenses** | | |
| | Profit/(loss) from ordinary activities before income tax includes the following specific net gains and expenses: | | |
| | **Net gains** | | |
| | Unrealised foreign exchange gains/(losses) | 7,294 | (8,391) |
| | Realised foreign exchange gains/(losses) | 1,519 | (1,017) |
| | | 8,813 | (9,408) |
| | **Expenses** | | |
| | **Cost of production** | 244,698 | 40,940 |
| | **Amortisation** | | |
| | Capitalised exploration expenditure | 3,547 | 7,074 |
| | Goodwill/Mining rights | 481 | - |
| | Total amortisation | 4,028 | 7,074 |
| | **Depreciation** | | |
| | Buildings and other infrastructure | 3,162 | 1,218 |
| | Plant and equipment | 44,815 | 5,566 |
| | Leasehold improvements | 53 | 27 |
| | Total depreciation | 48,030 | 6,811 |
| | **Other charges against assets** | | |
| | Impairment of non current assets | - | 1,200 |
| | Net amount provided for employee benefits | 6,030 | 1,208 |

# 3. Commentary on Results

**Discussion and analysis of operating performance**

Oxiana today announced a profit from ordinary activities before the effects of unrealised foreign exchange gains, income tax and outside equity interests of $84.2m for the year ended 31 December 2005. Included in this result are finance costs written off of $3m and exploration expenditure written off of $10.8m. The Group's operating profit from ordinary activities after tax and outside equity interests was $80.3m for the year (2004 loss $8.8 million).

A dividend of 1 cent per share is to be paid based on the 2005 result.

Revenue for 2005 was significantly higher than 2004 with increased gold production, initial Sepon copper production and six months of zinc, copper and precious metals production from Golden Grove. Prices were higher than they were in 2004 with the average gold price received at US$ 446/oz, the average LME cash copper price at US$1.67/lb and the average LME zinc price at US$0.63/lb. The Oxiana Group has no fixed forward hedging of any of its metals.

The expanded gold plant at Sepon was commissioned during January 2005 and first copper production achieved at Sepon on schedule in March 2005.

In February 2005, 91,367,206 fully paid ordinary shares were issued to shareholders of Minotaur Resources Limited (Minotaur) as consideration for the acquisition of the Prominent Hill assets held by Minotaur, through a scheme of arrangement. The results of a pre-feasibility study released in August 2005 confirmed that Prominent Hill is a highly competitive copper gold project and gave Oxiana sufficient confidence to proceed with additional drilling, metallurgical test work, and permitting required as part of a bankable feasibility study.

In July 2005 81,500,000 fully paid ordinary shares were issued to Newmont Mining Corporation and its associates for the acquisition of the Golden Grove base and precious metals operation in Western Australia, which was financed $190m in cash and $73m in shares. Golden Grove operated to plan for the balance of 2005 and is expected to show substantially increased production in 2006, especially zinc.

Group exploration expenditure increased substantially, to a record for Oxiana and was mainly committed to copper and gold at Sepon.

In April 2005 Oxiana issued US$ 105m Senior Subordinated Convertible Bonds at an interest rate of 5.25%. The bonds are due in 2012 and have a conversion price of US$1.005 or A$1.311. Drawdown of Sepon's US$ 140m copper project facility occurred on 7 January 2005 and drawdown of Golden Grove's US$ 132m facility took place on 26 July 2005.

**Revenue**

Net revenue from operating activities was $379m representing gold revenue from Sepon, nine months of revenue from the Sepon copper operation ramp-up and six months contribution from the Golden Grove operation acquired during the year.

**Cost of production**

Group operating costs increased in 2005 due to the expanded operating base at Sepon and Golden Grove. In general, Oxiana experienced increases in unit costs due to higher prices of energy and consumables, in line with other mining operations. Royalties increased significantly from last year mainly due to increased production and sales.

**Interest and tax**

Interest expense increased significantly with a full year of interest on the Sepon project finance facility, an interest charge on the US$ 105m convertible bond issued in April 2005, and interest on the US$ 133M acquisition facility drawn down for the Golden Grove acquisition in July 2005. Finance costs of $3m associated with the US$ 100m facility with the ANZ, which was replaced by the Sepon project finance facility, were also written off in the first half of the year.

Some previously unrecognised Australian tax losses were brought to account during 2005, resulting in a tax benefit of approximately $8m. This was due to the higher level of certainty of utilising those losses due to the Golden Grove profits and advancement to bankable feasibility study at Prominent Hill.

2005 is the first year that Oxiana's Lao operating company Lane Xang Minerals Limited (LXML) is required to pay tax, at the rate of 16.67%. Consequently a first time tax expense has been recorded for LXML, and will be paid in 2006.

**Depreciation and amortisation expense**

The commencement of copper production at Sepon resulted in the start of depreciation of the copper processing facility and amortisation of accumulated development costs. The second half of the year included a depreciation charge related to the $263m Golden Grove acquisition. All operations are depreciated on a units of production basis over the estimated mine life. As part of the adoption of AIFRS, the previously amortised goodwill generated on the acquisition of Rio Tinto's 20% interest in the Sepon project was adjusted against opening retained earnings and is therefore no longer amortised.

## 3. Commentary on Results (continued)

**Discussion and analysis of operating performance (continued)**

**Unrealised foreign exchange adjustment**
The weakening of the Australian dollar against the US dollar resulted in a $7m unrealised foreign exchange gain for the year. This is mainly due to the translation of intercompany advances between Oxiana Limited and the Lao operating company Lane Xang Minerals Limited. This is an unrealised, non-cash, accounting gain. All of Oxiana's cash revenues and the majority of costs continue to be denominated in US dollars and hence are not significantly impacted by changes in the Australian dollar.

**Discussion and Analysis of Financial Position**
The net assets of the Group increased by $267m from 31 December 2004 to $530m at 31 December 2005. The increase is mainly as a result of acquiring the Golden Grove assets and the Prominent Hill project, expanded production capacity in gold and copper at Sepon, a strong operating performance across the Group and an expanded equity base. The Group is in a strong and stable financial position to expand and grow its current operations.

**Discussion and Analysis of Cash Flows**
Operating cash flow was substantially higher than 2004 at $178m. Group capital expenditure was mainly at Sepon for the gold expansion and completion of the copper project. Debt of US$ 278m was drawn down during the year, resulting in a Group closing debt balance of US$ 378m, of which US$ 105m was a convertible note, convertible into Oxiana shares. The cash balance at the end of 2005 was $168m.

## 4. Significant Items

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Unrealised foreign currency exchange gain/(loss)** | 7,294 | (8,391) |

## 5. Income Tax

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Numerical reconciliation of income tax expense to prima facie tax payable** | | |
| | Accounting profit/(loss) from continuing operations before income tax expense | 91,505 | (5,830) |
| | Income tax expense/(benefit) at the statutory rate of 30% (2004 - 30%) | 27,452 | (1,749) |
| | Tax effect of amounts which are not deductible (taxable) in calculating taxable income: | - | - |
| | Expenditure not allowed for tax | 281 | 10 |
| | Share-based payments | 194 | - |
| | Sundry items | 190 | (132) |
| | Difference in overseas tax rates | (9,864) | 1,286 |
| | Change in overseas tax rates | 1,607 | - |
| | Prior year tax losses not recognised, now recognised | (8,657) | - |
| | Current year losses not recognised as an asset | - | 3,773 |
| | Under/(over) provision from prior year | - | (204) |
| | Income tax expense | 11,203 | 2,984 |
| | Income tax expense/(benefit) comprises: | | |
| | Current tax | 10,526 | - |
| | Deferred tax | 677 | 3,188 |
| | Under/(over) provision from prior year | - | (204) |
| | | 11,203 | 2,984 |
| | Deferred income tax expense/(benefit) included in income tax expense comprises: | | |
| | Increase in deferred tax asset | (41,787) | (1,917) |
| | (Decrease)/increase in deferred tax liability | 42,464 | 5,105 |
| | | 677 | 3,188 |
| | Amounts of deferred tax expense (benefit) arising and directly debited or credited to equity: | 1,682 | - |
| | Tax losses | | |
| | Unused tax losses for which no deferred tax asset has been recognised | - | 25,567 |
| | Potential tax benefit | - | 7,670 |

## 6. Consolidated Retained Profits/(Accumulated Losses)

| | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| Retained profits/(accumulated losses) at the beginning of the financial period | (142,695) | (38,453) |
| Net profit/(loss) attributable to members | 80,302 | (8,805) |
| Adjustment arising from acquisition of minority interest | - | (95,437) |
| Effects of exchange rate changes on adjustments on transition to AIFRS | 406 | - |
| **Retained profits/(accumulated losses) at end of financial period** | **(61,987)** | **(142,695)** |

## 7. Cashflow Information

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| Cash on hand and at bank | 167,849 | 10,265 |
| Bank overdraft | - | - |
| **Total cash at end of period** | **167,849** | **10,265** |

| Reconciliation of net cash flows from operating activities to profit/(loss) after income tax | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| Profit/(loss) from ordinary activities after tax | 80,302 | (8,814) |
| Net (profit)/loss on sale of property, plant & equipment | (1,015) | 2 |
| Depreciation of property, plant & equipment | 48,030 | 11,519 |
| Amortisation of capitalised exploration expenditure | 4,028 | 2,092 |
| Amortisation of mining rights/goodwill | - | 274 |
| Exploration expenditure written off | 10,755 | 5,750 |
| Finance costs written off | 3,015 | 2,389 |
| Loss on sale of controlled entities | - | 1,546 |
| (Profit)/loss on sale of investments | - | (70) |
| Impairment of non current assets | - | 1,200 |
| Unrealised foreign exchange (gains)/losses | (7,294) | 8,391 |
| **Changes in assets and liabilities net of effects of acquisitions and disposals of entities** | | |
| Amounts charged/(credited) to provisions | (17,179) | 7,400 |
| Increase/(decrease) in deferred tax liabilities | 29,743 | 5,105 |
| (Increase)/decrease in deferred tax assets | (28,479) | (1,917) |
| (Increase)/decrease in trade and other debtors | (19,954) | (169) |
| (Increase)/decrease in prepayments | (1,923) | (5,087) |
| (Increase)/decrease in inventories | (57,486) | (7,331) |
| Increase/(decrease) in trade and other creditors and employee benefits | 135,645 | (5,199) |
| Net cash inflow/(outflow) from operating activities | 178,188 | 17,081 |
| **Non-cash financing and investing activities** | - | - |

## 7. Cashflow Information (continued)

**Financing facilities**

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | Entities in the consolidated entity have access to credit standby arrangements and trade finance facilities | | |
| | Less than one year | 183,239 | 77,052 |
| | Greater than one year | 182,664 | 51,367 |
| | | 365,903 | 128,419 |
| | Amount of facilities used | 365,903 | 128,419 |
| | Amount of facilities unused | - | - |
| | | 365,903 | 128,419 |

## 8. Earnings Per Share

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | Basic earnings per share | 6.1¢ | (0.7)¢ |
| | Diluted earnings per share | 6.1¢ | (0.7)¢ |
| | ***Reconciliation of earnings used in calculating earnings per share*** | | |
| | Net profit/(loss) | 80,302 | (8,814) |
| | Net profit/(loss) attributable to outside equity interests | - | (9) |
| | Earnings used in calculating basic earnings per share | 80,302 | (8,805) |
| | Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share | 1,308,533,219 | 1,152,628,642 |

Basic earnings per share is determined by dividing the profit/(loss) from ordinary activities after income tax, adjusted for net profit attributable to outside equity interests, by the weighted average number of ordinary shares outstanding during the financial year. Options outstanding have been classified as potential ordinary shares for the purposes diluted earnings per share and have been included in determination of diluted earnings per share.

## 9. Net Tangible Assets Per Security

| **NTA backing** | Current period | Previous corresponding period |
|---|---|---|
| Net tangible asset backing per ordinary security | 30¢ | 22¢ |

## 10. Details of Entities Over Which Control Has Been Gained or Lost

## Control gained over entities

| | | |
|---|---|---|
| | Name of entity (or group of entities) | Minotaur Resources Ltd, including subsidiaries Minotaur Resources (Holdings) Pty Ltd and Minex (SA) Pty Ltd |
| | Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired | $168,000 |
| | Date from which such profit/(loss) has been calculated | 17 February 2005 |
| | Profit/(loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period | N/A |
| | Name of entity (or group of entities) | Oxiana Golden Grove (Holdings) Pty Ltd, including subsidiaries Oxiana Golden Grove Pty Ltd , and Oxiana Golden Grove (Finance) Pty Ltd |
| | Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired | $19,315,000 |
| | Date from which such profit/(loss) has been calculated | 1 July 2005 |
| | Profit/(loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period | N/A |

## Loss of control of entities

| | | |
|---|---|---|
| | Name of entity (or group of entities) | N/A |
| | Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control | N/A |
| | Date to which such profit/(loss) has been calculated | N/A |
| | Consolidated profit/(loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period | N/A |
| | Contribution to consolidated profit/(loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | N/A |

## 11. Details of Associates and Joint Ventures

| Name of entity | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit/(loss) | |
|---|---|---|---|---|
| Equity accounted associates and joint venture entities | Current period | Previous corresponding period | Equity accounted associates and joint venture entities | Current period |
| Thai Goldfields NL | 50% | 50% | - | - |
| AGA-OXR Exploration Alliance | 50% | 50% | - | - |
| **Other material interests** | - | - | - | - |

## Details of Aggregate Share of Profits (Losses) of Associates and Joint Venture Entities

| Group's share of associates' and joint venture entities: | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| Profit/(loss) from ordinary activities before tax | - | - |
| Income tax on ordinary activities | - | - |
| **Profit/(loss) from ordinary activities after tax** | - | - |
| Extraordinary items net of tax | - | - |
| **Net profit/(loss)** | - | - |
| ***Share of net profit/(loss) of associates and joint venture entities*** | - | - |

## 12. Contingent Liabilities

| | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| Details and estimated amounts of contingent liabilities for which no provisions are included in the financial statements are as follows: | | |
| Guarantees | | |
| Unsecured guarantees by the Company to bankers: | | |
| (i) bank overdrafts and loans to controlled entities | - | - |
| (ii) loans outside the consolidated entity | - | - |

## 13. Segment Information

**Primary reporting – business segments**
The consolidated entity is organised into the following business segments:

- Gold - exploration, development and mining of gold;
- Copper - exploration, development and mining of copper;
- Concentrates – exploration, development and mining of zinc and copper concentrates and
- Other - including revenues and expenses associated with general corporate office activities, none of which is a separately reportable segment.

**Secondary reporting - geographical segments**
The consolidated entity operates in Australia, Europe, Philippines and Laos.

| Primary Reporting | Business Segments | | | | | |
|---|---|---|---|---|---|---|
| 2005 | Gold $'000 | Copper $'000 | Concentrates $'000 | Other $'000 | Elimination $'000 | Consolidated $'000 |
| Sales to external customers | 112,460 | 152,253 | 113,944 | - | - | 378,657 |
| Other revenue from external customers | - | - | - | 4,170 | - | 4,170 |
| Inter segment sales | - | - | - | 15,154 | (15,154) | - |
| **Total sales revenue** | 112,460 | 152,253 | 113,944 | 19,324 | (15,154) | **382,827** |
| Segment result | 28,472 | 75,527 | 33,383 | - | - | 137,382 |
| Finance expenses | - | - | - | - | - | (36,225) |
| Unallocated expenses | - | - | - | (9,652) | - | (9,652) |
| **Profit/(loss) before income Tax** | | | | | | **91,505** |
| Income Tax expense (benefit) | - | - | - | - | - | (11,203) |
| **Net profit/(loss) for the year** | | | | | | **80,302** |
| Segment assets | 237,659 | 444,497 | 361,132 | 20,335 | - | 1,063,623 |
| Investments in associates and joint JV's joint ventures | - | - | - | - | - | - |
| Unallocated assets allocated assets | - | - | - | - | - | 109,698 |
| **Total assets** | | | | | | **1,173,321** |
| Segment liabilities | (19,388) | (221,460) | (255,312) | (123,408) | - | (619,568) |
| Unallocated liabilities | - | - | - | - | - | (23,311) |
| **Total liabilities** | | | | | | **(642,879)** |
| Acquisition of property plant and equipment, intangibles and other non - current segment assets | 11,626 | 44,111 | 285,179 | 12,385 | - | 353,301 |
| Significant non-cash expenses | - | - | - | - | - | - |
| Depreciation and amortisation expense | 19,360 | 15,886 | 15,766 | 1,046 | - | 52,058 |
| Abandonment of assets | - | - | - | 1,015 | - | 1,015 |
| Write down of exploration assets | 2,833 | 2,834 | - | 5,088 | - | 10,755 |

## 13. Segment Information (continued)

| Primary Reporting | Business Segments | | | | | |
|---|---|---|---|---|---|---|
| 2004 | Gold $'000 | Copper $'000 | Concentrates $'000 | Other $'000 | Elimination $'000 | Consolidated $'000 |
| Sales to external customers | 73,141 | - | - | - | - | 73,141 |
| *Other revenue from external customers* | - | - | - | 493 | - | 493 |
| *Inter segment sales* | - | - | - | 2,025 | (2,025) | -- |
| **Total sales revenue** | | | | | | **73,634** |
| Segment result | 10,677 | (2,437) | - | (5,142) | - | 3,098 |
| Finance expenses | - | - | - | - | - | (8,385) |
| Unallocated expenses | - | - | - | - | - | (543) |
| Profit before Income Tax | | | | | | **(5,830)** |
| Income Tax expense (benefit) | - | - | - | - | - | (2,984) |
| **Net profit for the year** | | | | | | **(8,814)** |
| Segment assets | 168,833 | 269,781 | - | 4,416 | - | 443,030 |
| *Investments in associates and* joint JV's joint ventures | - | - | - | - | - | - |
| Unallocated assets | | | - | | | 1,917 |
| allocated assets | - | - | | - | - | |
| **Total assets** | | | | | | **444,947** |
| Segment liabilities | 44,170 | 129,403 | - | 2,558 | - | 176,131 |
| Unallocated liabilities | - | - | - | - | - | 5,105 |
| **Total liabilities** | | | | | | **181,236** |
| Acquisition of property plant and equipment, *intangibles and other non-*current segment assets | 108,924 | 251,734 | - | 259 | - | 360,917 |
| Significant non-cash expenses | - | - | - | - | - | - |
| Depreciation and amortisation expense | 13,791 | - | - | 94 | - | 13,885 |
| Impairment and losses of assets | - | - | - | 1,200 | - | 1,200 |
| Write down of exploration assets | 3,912 | 1,838 | - | - | - | 5,750 |

### (b) Secondary reporting – geographical segments

The consolidated entity operates in Australia, Europe, Philippines and Laos. The following table presents certain information regarding the Geographical segments.

| Secondary Reporting | | | | | | |
|---|---|---|---|---|---|---|
| Geographical Segments | Segment Revenues | | Segment Assets | | Acquisitions of Non Current Assets | |
| | 2005 $'000 | 2004 $'000 | 2005 $'000 | 2004 $'000 | 2005 $'000 | 2004 $'000 |
| Australia | 116,944 | - | 593,527 | 19,029 | 283,279 | 8,576 |
| Europe | - | - | 2,598 | 2,205 | - | 719 |
| Philippines | - | - | 6,957 | 6,155 | - | 219 |
| Laos | 264,713 | 73,141 | 575,239 | 422,558 | 70,022 | 351,403 |
| Provision for diminution | - | - | (5,,000) | (5,000) | - | - |
| Unallocated | - | - | - | - | - | - |
| Total | 381,657 | 73,141 | 1,173,321 | 444,947 | 353,301 | 360,917 |

## 13. Segment Information (Continued)

**Accounting policies**

Segment information is prepared in conformity with the accounting policies of the consolidated entity as disclosed in Note 1. Comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of cash, property, plant and equipment and deferred exploration expenditure, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Segment liabilities consist primarily of loans, trade and other creditors, and employee entitlements. Segment assets and liabilities do not include income taxes.

**Inter-Segment Transfers**

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's length" basis and are eliminated on consolidation.

## 14. Subsequent Events

On 20 February 2006, the Board of Directors passed a resolution declaring that the Financial Statements complied with Accounting standards, the Corporation Regulations 2001 and other mandatory professional reporting requirements; and give a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date.

During February 2006, Oxiana and Minotaur Exploration Limited announced the proposed ASX float of Toro Energy Limited, formed through the amalgamation of their uranium interests in the Gawler and Curnamona Cratons of South Australia.

A dividend of 1 cent per share was declared on 20 February 2006 and will be paid during April 2006.

## 15. Other Significant Information

None

## 16. Information on Audit or Review

This report is based on +accounts to which one of the following applies.

| | | | |
|---|---|---|---|
| ✓ | The +accounts have been audited. | ☐ | The +accounts have been subject to review. |
| ☐ | The +accounts are in the process of being audited or subject to review. | ☐ | The +accounts have *not* yet been audited or reviewed. |



Sign here: ........................................................ Date: 20 February 2006
(Director/~~Company Secretary~~)

Print name: Owen L Hegarty

Oxiana
LIMITED



# Financial Results

Summary for the year ended 31 December 2005

## Summary

| | 31/12/2005 A$ '000 | 31/12/2004 A$ '000 |
|---|---|---|
| **Revenue** | **432,559** | **76,029** |
| **EBITDA (earnings before interest, depreciation, amortisation, tax and foreign exchange adjustment,)** | **181,553** | **30,681** |
| Net interest expense | (31,514) | (3,350) |
| Depreciation and amortisation | (52,058) | (13,885) |
| Income tax (expense)/benefit | (11,203) | (2,984) |
| Exploration Expenditure | (10,755) | (5,750) |
| Finance costs written off | (3,015) | (2,389) |
| Other write downs | - | (2,746) |
| Foreign exchange adjustment | 7,294 | (8,391) |
| **Net profit attributable to Oxiana Limited** | **80,302** | **(8,814)** |

## Highlights

- **EBITDA of $182m**
- **Net Profit of $80m**
- **Dividend of 1¢ per share**

**Oxiana today announced an EBITDA of $182m for 2005. Net profit after interest, depreciation, tax and other charges was a record $80m. A dividend of 1¢ per share is to be paid based on the 2005 result.**

- Gross Revenue was nearly 500% higher in 2005 with increased gold production, initial Sepon copper production and six months of zinc, copper and precious metals production from Golden Grove.
- All commodity prices received in 2005 were higher. The average gold spot price in 2005 was US$444/oz, the average LME cash copper price was US$1.67/lb and the average LME zinc cash price was US$0.63/lb. The Oxiana Group has no fixed forward hedging of any of its metals.
- Operating cash flow was substantially higher at $178m. Group capital expenditure of $129m was mainly at Sepon, for the completion of both the gold expansion and the copper project. Debt of US$278m was drawn during the year, resulting in a Group closing debt balance of US$378m, of which US$105m was a Convertible Note. The cash balance at the end of 2005 was $168m.
- During early 2005 Oxiana completed the move to 100% ownership of the Prominent Hill copper-gold project in South Australia. The Pre-feasibility Study for Prominent Hill was completed and the project moved into full detailed Bankable Feasibility Study.
- In mid 2005 Oxiana acquired the Golden Grove W.A base and precious metals operation from Newmont Corporation for a cash and shares consideration of $263m. Golden Grove operated to plan for the balance of 2005 and is expected to show substantially increased zinc production in 2006.
- Group exploration expenditure increased substantially and was mainly committed to copper and gold at Sepon. In 2006 this is expected to be higher at US$24m due to an enhanced program in Asia and Australia.
- Oxiana's Annual Report will be released to the ASX and mailed to shareholders on Monday 20th March 2006.
- Oxiana's Annual General meeting is to be held on Thursday 20th April 2006.

Commenting on the 2005 results, Managing Director, Owen Hegarty said, *"The Oxiana Group result for 2005 was excellent with only half a year of copper production from Sepon and half a year of production from our Golden Grove base and precious metals mine. With a full year of copper and gold production from Sepon and a full year of production from Golden Grove, 2006, particularly at present buoyant metals prices, is shaping up to be an outstanding one.*

*Based on the very solid 2005 result and the present cash flow position, the Company has initiated a dividend of 1¢ per share – this is a very significant milestone for Oxiana. We are now in a position to reward shareholders with dividends as well as capital growth."*



Owen L. Hegarty
Managing Director
**20th February 2006**

**Consolidated Income Statement**

| | 31 Dec 2005 A$'000 | 31 Dec 2004 A$'000 |
|---|---|---|
| Net sales revenue | 394,103 | 75,350 |
| Less operating costs | (187,212) | (33,609) |
| General/adminstration | (9,566) | (7,449) |
| Royalties | (15,445) | (2,209) |
| Profit from operations | 181,880 | 32,083 |
| Other costs | (327) | (1,402) |
| EBITDA | 181,553 | 30,681 |
| Exploration expenditure | (10,755) | (5,750) |
| Depreciation and amortisation | (52,058) | (13,885) |
| EBIT | 118,740 | 11,046 |
| Interest expense | (33,210) | (4,638) |
| Interest income | 1,696 | 1,288 |
| Tax expense | (11,203) | (2,984) |
| Unrealised foreign exchange adjustment | 7,294 | (8,391) |
| Profit from ordinary activites | 83,317 | (3,679) |
| Write-downs/loss on sale of controlled entity | (3,015) | (5,135) |
| Net profit attributable to minorities | -- | 9 |
| Net profit /(loss) attributable to Oxiana Limited | 80,302 | (8,805) |
| Earnings per share (cents per share) | 6.1 | (0.7) |
| Weighted average number of shares (millions) | 1308.5 | 1152.6 |

**Dividend**

As a result of the strong growth in earnings this year, and further strong growth predicted in 2006, the company is declaring a 1 cent final unfranked dividend from 2005 profits. The record date is 19th April 2006 and the payment date is 28th April 2006. In addition, Oxiana will institute a Dividend Reinvestment Plan providing all shareholders the opportunity to acquire Oxiana shares at a small discount and free of transaction costs. Future dividends will be assessed subject to profits, cash flow and capital requirements.

**Revenue**

Net revenue from ordinary activities was $394.1 million representing gold revenue from Sepon, the 9 months of revenue from the Sepon copper operation ramp-up and 6 months contribution from the Golden Grove operation acquired during the year. Oxiana retains full exposure to commodity price upside for all of its production.

**Cost of Sales**

Group operating costs increased in 2005 due to the expanded operating base at Sepon and Golden Grove. In general, Oxiana experienced increases in unit costs due to higher prices of energy and consumables, in line with other mining operations. Royalties increased significantly from last year mainly due to increased production and sales.

**Depreciation and Amortisation**

The commencement of copper production at Sepon resulted in the start of depreciation of the copper processing facility and amortisation of accumulated development costs. The second half of the year included a depreciation charge for the $263 million Golden Grove acquisition. All operations are depreciated on a 'units of production' basis over estimated mine life. As part of the adoption of AIFRS, the previously amortised Goodwill generated on the acquisition of Rio Tinto's 20% interest in the Sepon project was adjusted against opening retained earnings and is therefore no longer amortised.

**Interest and Tax**

Interest expense increased significantly with a full year of interest on the Sepon project finance facility, an interest charge on the US$105m Convertible Bond issued in April 2005, and interest on the US$133m acquisition facility drawn down for the Golden Grove acquisition in July 2005.

Finance costs of $3 million associated with the US$100 million bridging facility with ANZ, which was refinanced by the Sepon project finance facility, were written off in the first half of the year.

Some previously unrecognised Australian tax losses were brought to account during 2005, resulting in a tax benefit of approximately $8 million. The acquisition of Australian income generating assets will enable utilisation of these losses over the near term.

2005 is the first year that Oxiana's Lao operating company Lane Xang Minerals Limited (LXML) is required to pay tax, at the rate of 16.5%. Consequently a first time tax expense has been recorded for LXML, and will be paid in 2006.

Oxiana LIMITED

### Unrealised Foreign Exchange Adjustment

With the decrease in the Australian dollar against the US dollar, Oxiana saw a A$7 million unrealised foreign exchange gain for the year. This is mainly due to the translation of inter-company advances between Oxiana Limited and the Lao operating company Lane Xang Minerals Limited. This is an unrealised, non-cash, accounting gain. All of Oxiana's cash revenues and the majority of costs, continue to be US$ denominated and hence are not significantly impacted by changes in the A$.

### Consolidated Cash Flow Statement

| | 31 Dec 2005 A$'000 | 31 Dec 2004 A$'000 |
|---|---|---|
| **Cash flows from operating activites** | | |
| Receipts | 425,079 | 70,633 |
| Payments | (212,715) | (48,999) |
| Interest received | 1,704 | 1,288 |
| Borrowing costs | (35,880) | (5,841) |
| Total | 178,188 | 17,081 |
| **Cash flow from investing activities** | | |
| Exploration and development | (133,520) | (232,347) |
| Payments for investments | (2,000) | --- |
| Advances to associates | --- | (844) |
| Payments for property plant and equiptment | (25,628) | (10,039) |
| Acquisition of additional interest in controlled entitiy | (220,898) | (98,692) |
| Sale of assets | --- | 2 |
| Total | (382,046) | (341,920) |
| **Cash flow from financing activiites** | | |
| Share issues | 3,650 | 183,193 |
| Borrowings | 357,792 | 128,419 |
| Loan repayments | --- | (11,427) |
| Total | 361,442 | 300,185 |
| Net increase/(decrease) in cash | 157,584 | (24,654) |
| Cash brought forward | 10,265 | 34,919 |
| Cash at 31 December | 167,849 | 10,265 |

### Consolidated Balance Sheet

| | 31 Dec 2005 A$'000 | 31 Dec 2004 A$'000 |
|---|---|---|
| **Current assets** | | |
| Cash assets | 167,849 | 10,265 |
| Recievables | 25,187 | 5,233 |
| Inventories | 73,785 | 16,299 |
| Derivatives | 776 | --- |
| Non current assets held for sale | 1,831 | 1,069 |
| Other | 6,229 | 4,306 |
| Total current assets | 275,657 | 37,172 |
| **Non current assets** | | |
| Other financial assets | 4,623 | 565 |
| Property plant and equiptment | 664,828 | 357,643 |
| Intangible assets | 92,559 | --- |
| Deferred tax assets | 30,396 | 1,917 |
| Derivatives | 2,186 | --- |
| Other* | 103,072 | 47,650 |
| Total non current assets | 897,664 | 407,775 |
| Total assets | 1,173,321 | 444,947 |
| **Current liabilites** | | |
| Payables | 87,356 | 38,374 |
| Interest bearing liabilities | 183,256 | 213 |
| Current tax liabilities | 10,526 | --- |
| Provisions | 59 | --- |
| Total current liabilites | 281,197 | 38,587 |
| **Non current liablites** | | |
| Interest bearing liabilities | 301,360 | 129,190 |
| Deferred tax liabilities | 34,848 | 5,105 |
| Provisions | 25,474 | 8,354 |
| Total non current liabilities | 361,682 | 142,649 |
| Total liabilities | 642,879 | 181,236 |
| Net assets | 530,442 | 263,771 |
| **Equity** | | |
| Contributed equity | 587,797 | 408,103 |
| Reserves | 4,632 | (1,697) |
| Accumulated losses | (61,987) | (142,695) |
| Total equity | 530,442 | 263,711 |

*Includes mainly exploration and evaluation expenditure

### Gearing

Debt gearing remains at levels suitable to Oxiana's stage of growth, at less than 40% (Net Debt to Net Debt + Equity). If the Convertible Bond is excluded the ratio drops to around 20%.

### Put options

As a requirement of the project finance package for the copper project, Oxiana has purchased gold put options. This retains Oxiana's full exposure to upside price movements in both copper and gold prices. Oxiana's total current position is as follows:

| | Ounces | Strike price |
|---|---|---|
| 2006 | 79,800 | US$370 |
| 2007 | 67,900 | US$370 |
| 2008 | 62,700 | US$370 |
| 2009 | 29,500 | US$370 |

### Production

Oxiana Group production for 2005 as compared to 2004 was as follows:

| | 2005 | 2004 |
|---|---|---|
| Sepon | | |
| Gold | 200,370oz | 141,213oz |
| Silver | 109,460oz | 87,920oz |
| Copper | 30,480t | - |
| Golden Grove* | | |
| Zinc | 33,290t | - |
| Copper | 10,362t | - |
| Lead | 2,875t | - |
| Gold | 12,078oz | - |
| Silver | 945,484oz | - |

*Contained metal in concentrates, six months production

**Oxiana Limited**

ABN 40 005 482 824

Investor enquiries Richard Hedstrom
Media enquiries Natalie Quinn

Level 9, 31 Queen Street
Melbourne 3000 Victoria
Telephone: 61 3 8623 2200
Facsimile: 61 3 8623 2222
Email: admin@oxiana.com.au
Website: www.oxiana.com.au



Oxiana

# Oxiana Limited
# 2005 Financial Results
## February 20 2006

Oxiana LIMITED

# Headline 2005 financial results



| | A$M |
|---|---|
| Gross Revenue | 426 |
| EBITDA | 182 |
| Net Profit | 80 |



Cash flow strong with:
- Sepon copper in ramp-up phase
- Only six months from Golden Grove

Closing cash balance $168M

Gearing 39% (net debt: net debt + equity), 20% (with Con Bond excluded)

Divided initiated




Oxiana

# Contribution by operation

**Gross revenue (A$M)**

- Sepon Gold $117
- Sepon Copper $154
- Golden Grove $155

**EBITDA (A$M)**

- Sepon Gold $44
- Sepon Copper $87
- Golden Grove $51


Golden Grove
Sepon gold
Sepon copper
Contribution to gross revenue
Contribution to EBITDA
Golden Grove
Sepon gold
Sepon copper


Gold price
US$/oz
580
560
540
520
500
480
460
440
420
400
04/01/05
04/03/05
04/05/05
04/07/05
04/09/05
04/11/05
04/01/06


Copper price
USc/lb
2.40
2.20
2.00
1.80
1.60
1.40
1.20
05/01/05
05/03/05
05/05/05
05/07/05
05/09/05
05/11/05
05/01/06

**Cash Costs**

- Sepon Gold US$260/oz
- Sepon Copper USc71/lb Cu
- Golden Grove USc32/lb Zn


Zinc price
USc/lb
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
05/01/05
05/03/05
05/05/05
05/07/05
05/09/05
05/11/05
05/01/06

Oxiana LIMITED

# Achievements 2005



**Sepon**
- Gold expansion – on time, budget
- Copper production at Sepon – on time, budget
- Production solid

**Golden Grove**
- Acquired Golden Grove - in record time
- Production on target
- Development 10% above target

**Prominent Hill**
- Completed Minotaur acquisition
- Completed PFS on time
- Initiated full BFS

**Exploration**
- 175,000m of drilling
- 24 prospects tested
- 25 new prospects generated
- 1Moz Au added at PH
- Two alliances entered – AngloGold, Minotaur
- Three new JV's – Sichuan, Rexing, Woolgar

**Marketing**
- Over 29,000t of Sepon Cathode sold
- 15 new customers, 6 countries

**Finance**
- Finalised Sepon Copper Project Financing Facility 04/05
- Issued Convertible Bonds
- Golden Grove acquisition facility
- Nil hedging
- Gearing 39% (22% w/o Con Bond)

**Corporate**
- Moved to ASX top 100
- Share price up by 72%
- ADR established for US investors
- Management restructure

**Awards**
- Australian Gold Company of the Year
- Engineering Excellence Award
- Lao National Development Medal
- AusIMM Institute Medal


Oxiana

# Outlook for 2006 is bright

**OPERATIONS**
- **Sepon**
  - Steady gold
  - Full year of copper
- **Golden Grove**
  - Record year

**DEVELOPMENT**
- FS for Sepon gold and copper expansion
- Prominent Hill decision to mine

**EXPLORATION**
- Increased program – US$24M
- Targeted on resource expansion and new discoveries
- Regional focus

**FINANCIAL RESULTS**
- Positive commodity outlook
- Strong cash flows and balance sheet
- Unhedged

**2006 Exploration Budget Allocation by Program Maturity**



Resource 25%
Early Stage 22%
Advanced 53%

**Planned Exploration expenditure 2006**



Sepon US$8M
Golden Grove US$6M
Asia US$5M
Australia US$5M

Oxiana
LIMITED

RECEIVED
2006 MAR 14 P 12:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

20 February, 2006

Dear Oxiana Shareholder,

**TORO ENERGY LIMITED – PRIORITY OFFER AND OVERSEAS SHAREHOLDERS**

On 2 February, 2006 Oxiana Limited ("Oxiana") and Minotaur Exploration Limited ("Minotaur Exploration") announced the proposed float of Toro Energy Limited ("Toro Energy"). Toro Energy has been formed through the amalgamation of the uranium interests of Oxiana and Minotaur Exploration in the Gawler and Curnamona Cratons of South Australia.

Toro Energy is making a public offer of $18 million with a priority offer to shareholders of Oxiana and Minotaur Exploration as at 31 January, 2006 with registered addresses in Australia.

Unfortunately, the priority offer is not open to shareholders with registered addresses outside Australia.

The distribution of the prospectus in jurisdictions outside Australia is subject to regulatory approvals in each of those overseas countries. Toro Energy has not registered or qualified the shares, or the offer of shares, in any jurisdictions outside Australia. The cost to Toro Energy of determining whether the offer would comply with securities laws in those jurisdictions was considered to be prohibitive and the major factor in this decision .

Yours faithfully,



David J Forsyth
Company Secretary

**Oxiana Limited Australian Gold Company of the Year 2005**



**Oxiana Limited** ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

# Merrill Lynch

Merrill Lynch (Australia) Pty Limited
ACN 000 890 451
Level 38
Governor Philip Tower
1 Farrer Place
SYDNEY NSW 2000
AUSTRALIA

## FACSIMILE TRANSMISSION SHEET

**DATE:** 22 February 2006

**TO:** Company Announcements Office
Australian Stock Exchange Limited

**FAX:** 1900 999 279

**FROM:** Elina Lee

**AT:** Merrill Lynch, Office of General Counsel

**PHONE:** +612 9225 6858

**FAX:** +612 9225 6953

**NO OF PAGES:** 8 (including covering page)

**RE:** OXIANA LIMITED (OXR)

Please find attached completed Form 604 - Notice of Change of Interests of Substantial Holder for OXR. A copy of this Notice has also been sent to OXR today.

Kind Regards,



Elina Lee

# Form 604

Corporations Act 2001
Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme OXIANA LIMITED

ACN/ARSN 005 482 824

**1. Details of substantial holder(1)**

Name MERRILL LYNCH & CO., INC.

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 15 /02 /2006

The previous notice was given to the company on 28 /11/ 2005

The previous notice was dated 22 /11/ 2005

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Ordinary Shares | 134,036,398 | 9.79% | 151,360,498 | 11.07% |
| | | | | |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| | See Appendix 1 | | | | |
| | | | | | |
| | | | | | |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| | See Appendix 2 | | | | |
| | | | | | |
| | | | | | |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| See Appendix 3 | |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| See Appendix 4 | |
| | |

## Signature

print name Wendy Stimpson capacity Attorney-in-Fact

**sign here** WH Stimpson date 22 / 02 /2006

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604 - Merrill Lynch as Substantial Holder of Oxiana Limited

Appendix 1 - [item 3]

| Date of change | Person whose relevant interest changed | Nature of change | Consideration given in relation to change | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 15 Feb 2006 | Merrill Lynch International | Stock Borrowing and Lending | See Appendix 1a | Ordinary share +9,181,100 | 0.67% |
| 15 Feb 2006 | Merrill Lynch Investment Managers Group | Market transactions | See Appendix 1a | Ordinary share +9,237,000 | 0.67% |

Appendix 2 - [item 4]

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder | Nature of relevant interest | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| Merrill Lynch & Co., Inc. | Deemed interest from its associates | N/A | Beneficial owner (deemed interests from its associates) | Ordinary shares 151,860,498 | 11.07% |
| Merrill Lynch International | Merrill Lynch International | Merrill Lynch International | Power to control disposal of shares pursuant to stock borrowing and lending activities | Ordinary shares 24,617,491 | 1.79% |
| Merrill Lynch Investment Managers Group | Various custodians | N/A | Beneficial owner (deemed interests from its associates) | Ordinary shares 127,243,007 | 9.28% |

Appendix 3 - [item 5]

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| Merrill Lynch & Co., Inc. | Ultimate holding company |
| Merrill Lynch International | Subsidiary of Merrill Lynch & Co., Inc. |
| Merrill Lynch Investment Managers Group | Subsidiary of Merrill Lynch & Co., Inc. |

Appendix 4 - [item 6]

| Name | Address |
|---|---|
| Merrill Lynch & Co., Inc. | 4 World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 |
| Merrill Lynch International | Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ |
| Merrill Lynch Investment Managers Group | 4 World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281 |

Transaction History
Period: 23 November 2005 - 15 February 2006

Appendix 1a

OXIANA LIMITED

| Trade Date | Transaction | Loan Value / Consideration (AUS$) | Price (AUS$) | No of Shares | No of Shares Balance |
|---|---|---|---|---|---|
| **Stock Borrowing and Lending - Merrill Lynch International** | | | | | |
| | | | | brought forward | 4,590,048 |
| 23-Nov-05 | Return of Previous Borrow | 866,250.00 | 1.44 | -600,000 | 3,990,048 |
| 23-Nov-05 | Return of Previous Borrow | 1,443,750.00 | 1.44 | -1,000,000 | 2,990,048 |
| 24-Nov-05 | Borrow | 219,712.50 | 1.46 | 150,000 | 3,140,048 |
| 24-Nov-05 | Borrow | 52,736.58 | 1.39 | 37,804 | 3,177,852 |
| 24-Nov-05 | Borrow | 109,208.97 | 1.39 | 78,286 | 3,256,138 |
| 30-Nov-05 | Return | 719,250.00 | 1.44 | -500,000 | 2,756,138 |
| 01-Dec-05 | Borrow | 80,561.25 | 1.46 | 55,000 | 2,811,138 |
| 02-Dec-05 | Borrow | 146,475.00 | 1.46 | 100,000 | 2,911,138 |
| 06-Dec-05 | Return of Previous Borrow | 1,904,175.00 | 1.46 | -1,300,000 | 1,611,138 |
| 06-Dec-05 | Return of Previous Borrow | 212,388.75 | 1.46 | -145,000 | 1,466,138 |
| 06-Dec-05 | Return of Previous Borrow | 732,375.00 | 1.46 | -500,000 | 966,138 |
| 06-Dec-05 | Return of Previous Borrow | 292,950.00 | 1.46 | -200,000 | 766,138 |
| 06-Dec-05 | Return of Previous Borrow | 234,360.00 | 1.46 | -160,000 | 606,138 |
| 06-Dec-05 | Return of Previous Borrow | 461,396.25 | 1.46 | -315,000 | 291,138 |
| 06-Dec-05 | Return of Previous Borrow | 145,010.25 | 1.46 | -99,000 | 192,138 |
| 06-Dec-05 | Return of Previous Borrow | 373,511.25 | 1.46 | -255,000 | -62,862 |
| 06-Dec-05 | Return of Previous Borrow | 1,464,750.00 | 1.46 | -1,000,000 | -1,062,862 |
| 06-Dec-05 | Return of Previous Borrow | 366,187.50 | 1.46 | -250,000 | -1,312,862 |
| 06-Dec-05 | Return of Previous Borrow | 512,662.50 | 1.46 | -350,000 | -1,662,862 |
| 06-Dec-05 | Return of Previous Borrow | 527,310.00 | 1.46 | -360,000 | -2,022,862 |
| 06-Dec-05 | Return of Previous Borrow | 1,259,685.00 | 1.46 | -860,000 | -2,882,862 |
| 06-Dec-05 | Return of Previous Borrow | 432,101.25 | 1.46 | -295,000 | -3,177,862 |
| 06-Dec-05 | Return of Previous Borrow | 74,702.25 | 1.46 | -51,000 | -3,228,862 |
| 06-Dec-05 | Return of Previous Borrow | 622,518.75 | 1.46 | -425,000 | -3,653,862 |
| 06-Dec-05 | Return of Previous Borrow | 190,417.50 | 1.46 | -130,000 | -3,783,862 |
| 06-Dec-05 | Return of Previous Borrow | 2,929,500.00 | 1.46 | -2,000,000 | -5,783,862 |
| 06-Dec-05 | Return | 219,712.50 | 1.46 | -150,000 | -5,933,862 |
| 06-Dec-05 | Return | 80,561.25 | 1.46 | -55,000 | -5,988,862 |
| 06-Dec-05 | Return | 146,475.00 | 1.46 | -100,000 | -6,088,862 |
| 06-Dec-05 | Borrow | 17,482,500.00 | 1.94 | 9,000,000 | 2,911,138 |
| 08-Dec-05 | Return | 52,736.58 | 1.39 | -37,804 | 2,873,334 |
| 08-Dec-05 | Return | 109,208.97 | 1.39 | -78,286 | 2,795,048 |
| 08-Dec-05 | Borrow | 169,491.41 | 1.46 | 116,090 | 2,911,138 |
| 12-Dec-05 | Return | 169,491.41 | 1.46 | -116,090 | 2,795,048 |
| 14-Dec-05 | Borrow | 1,997,855.13 | 1.49 | 1,345,357 | 4,140,405 |
| 16-Dec-05 | Borrow | 4,252,117.00 | 2.03 | 2,094,639 | 6,235,044 |
| 16-Dec-05 | Borrow | 992,250.00 | 1.98 | 500,000 | 6,735,044 |
| 16-Dec-05 | Borrow | 319,000.00 | 1.45 | 220,000 | 6,955,044 |
| 16-Dec-05 | Borrow | 343,200.00 | 1.56 | 220,000 | 7,175,044 |
| 19-Dec-05 | Borrow | 777,000.00 | 1.94 | 400,000 | 7,575,044 |
| 21-Dec-05 | Return of Previous Borrow | 77,962.50 | 1.56 | -50,000 | 7,525,044 |
| 21-Dec-05 | Return of Previous Borrow | 15,592.50 | 1.56 | -10,000 | 7,515,044 |
| 21-Dec-05 | Return of Previous Borrow | 93,555.00 | 1.56 | -60,000 | 7,455,044 |
| 21-Dec-05 | Return of Previous Borrow | 118,503.00 | 1.56 | -76,000 | 7,379,044 |
| 21-Dec-05 | Return of Previous Borrow | 116,943.75 | 1.56 | -75,000 | 7,304,044 |
| 21-Dec-05 | Return | 360,001.13 | 1.49 | -242,425 | 7,061,619 |
| 21-Dec-05 | Borrow | 446,775.00 | 1.94 | 230,000 | 7,291,619 |
| 22-Dec-05 | Borrow | 108,706.50 | 2.13 | 51,000 | 7,342,619 |
| 23-Dec-05 | Return | 14,850.00 | 1.49 | -10,000 | 7,332,619 |
| 23-Dec-05 | Borrow | 80,997.00 | 2.13 | 38,000 | 7,370,619 |
| 23-Dec-05 | Borrow | 99,225.00 | 1.98 | 50,000 | 7,420,619 |
| 29-Dec-05 | Borrow | 709,012.50 | 1.94 | 365,000 | 7,785,619 |
| 30-Dec-05 | Return | 1,485,000.00 | 1.49 | -1,000,000 | 6,785,619 |
| 30-Dec-05 | Borrow | 446,775.00 | 1.94 | 230,000 | 7,015,619 |
| 04-Jan-06 | Borrow | 1,942,500.00 | 1.94 | 1,000,000 | 8,015,619 |
| 10-Jan-06 | Borrow | 149,205.00 | 2.13 | 70,000 | 8,085,619 |
| 11-Jan-06 | Return | 138,004.02 | 1.49 | -92,932 | 7,992,687 |
| 11-Jan-06 | Borrow | 650,737.50 | 1.94 | 335,000 | 8,327,687 |
| 11-Jan-06 | Borrow | 1,942,500.00 | 1.94 | 1,000,000 | 9,327,687 |
| 11-Jan-06 | Borrow | 174,204.45 | 2.03 | 85,815 | 9,413,502 |
| 12-Jan-06 | Borrow | 4,575,620.00 | 2.03 | 2,254,000 | 11,667,502 |
| 12-Jan-06 | Borrow | 203,000.00 | 2.03 | 100,000 | 11,767,502 |
| 13-Jan-06 | Borrow | 686,507.44 | 2.03 | 338,181 | 12,105,683 |
| 13-Jan-06 | Borrow | 3,451,000.00 | 2.03 | 1,700,000 | 13,805,683 |
| 16-Jan-06 | Borrow | 2,331,000.00 | 1.94 | 1,200,000 | 15,005,683 |
| 16-Jan-06 | Borrow | 971,250.00 | 1.94 | 500,000 | 15,505,683 |

**OXIANA LIMITED**

| Trade Date | Transaction | Loan Value / Consideration (AUS$) | Price (AUS$) | No of Shares | No of Shares Balance |
|---|---|---|---|---|---|
| 16-Jan-06 | Borrow | 2,639.00 | 2.03 | 1,300 | 15,506,983 |
| 17-Jan-06 | Borrow | 2,426,125.00 | 1.94 | 1,250,000 | 16,756,983 |
| 18-Jan-06 | Borrow | 323,988.00 | 2.13 | 152,000 | 16,908,983 |
| 23-Jan-06 | Borrow | 638,883.63 | 2.03 | 314,721 | 17,223,704 |
| 24-Jan-06 | Borrow | 777,000.00 | 1.94 | 400,000 | 17,623,704 |
| 25-Jan-06 | Return of Previous Borrow | 864,599.31 | 2.03 | -425,911 | 17,197,793 |
| 25-Jan-06 | Return of Previous Borrow | 38,367.00 | 2.13 | -18,000 | 17,179,793 |
| 25-Jan-06 | Return of Previous Borrow | 42,630.00 | 2.13 | -20,000 | 17,159,793 |
| 25-Jan-06 | Return | 108,706.50 | 2.13 | -51,000 | 17,108,793 |
| 25-Jan-06 | Return | 80,997.00 | 2.13 | -38,000 | 17,070,793 |
| 25-Jan-06 | Return | 149,205.00 | 2.13 | -70,000 | 17,000,793 |
| 25-Jan-06 | Return | 323,988.00 | 2.13 | -152,000 | 16,848,793 |
| 26-Jan-06 | Return of Previous Borrow | 3,045,000.00 | 2.03 | -1,500,000 | 15,348,793 |
| 26-Jan-06 | Return | 4,252,117.00 | 2.03 | -2,094,639 | 13,254,154 |
| 26-Jan-06 | Return | 174,204.45 | 2.03 | -85,815 | 13,168,339 |
| 26-Jan-06 | Return | 4,575,620.00 | 2.03 | -2,254,000 | 10,914,339 |
| 26-Jan-06 | Return | 203,000.00 | 2.03 | -100,000 | 10,814,339 |
| 26-Jan-06 | Return | 686,507.44 | 2.03 | -338,181 | 10,476,158 |
| 26-Jan-06 | Return | 3,451,000.00 | 2.03 | -1,700,000 | 8,776,158 |
| 26-Jan-06 | Return | 2,639.00 | 2.03 | -1,300 | 8,774,858 |
| 26-Jan-06 | Return | 638,883.63 | 2.03 | -314,721 | 8,460,137 |
| 26-Jan-06 | Borrow | 12,585,256.00 | 1.85 | 6,802,841 | 15,262,978 |
| 26-Jan-06 | Borrow | 2,933,757.75 | 1.85 | 1,585,815 | 16,848,793 |
| 10-Feb-06 | Borrow | 6,171,899.50 | 1.85 | 3,336,162 | 20,184,955 |
| 13-Feb-06 | Borrow | 6,798,750.00 | 1.94 | 3,500,000 | 23,684,955 |
| | | | | brought forward | -5,893,613 |
| 23-Nov-05 | Return | 164,402.25 | 1.42 | 115,370 | -5,778,243 |
| 23-Nov-05 | Loan | 65,221.20 | 1.35 | -48,312 | -5,826,555 |
| 23-Nov-05 | Loan | 37,804.00 | 1.00 | -37,804 | -5,864,359 |
| 24-Nov-05 | Return | 65,221.20 | 1.35 | 48,312 | -5,816,047 |
| 24-Nov-05 | Loan | 50,657.36 | 1.34 | -37,804 | -5,853,851 |
| 24-Nov-05 | Loan | 104,903.24 | 1.34 | -78,286 | -5,932,137 |
| 24-Nov-05 | Loan | 78,286.00 | 1.00 | -78,286 | -6,010,423 |
| 29-Nov-05 | Return of Previous Loan | 259,138.61 | 1.03 | 250,718 | -5,759,705 |
| 01-Dec-05 | Loan | 1,390.00 | 1.39 | -1,000 | -5,760,705 |
| 02-Dec-05 | Return | 1,390.00 | 1.39 | 1,000 | -5,759,705 |
| 02-Dec-05 | Return | 37,804.00 | 1.00 | 37,804 | -5,721,901 |
| 02-Dec-05 | Return | 78,286.00 | 1.00 | 78,286 | -5,643,615 |
| 08-Dec-05 | Return | 50,657.36 | 1.34 | 37,804 | -5,605,811 |
| 08-Dec-05 | Return | 104,903.24 | 1.34 | 78,286 | -5,527,525 |
| 08-Dec-05 | Loan | 161,945.55 | 1.39 | -116,090 | -5,643,615 |
| 12-Dec-05 | Return of Previous Loan | 30,279.48 | 1.52 | 19,888 | -5,623,727 |
| 12-Dec-05 | Return | 161,945.55 | 1.39 | 116,090 | -5,507,637 |
| 14-Dec-05 | Loan | 14,500.00 | 1.45 | -10,000 | -5,517,637 |
| 14-Dec-05 | Loan | 2,347,648.00 | 1.75 | -1,345,357 | -6,862,994 |
| 15-Dec-05 | Return | 14,500.00 | 1.45 | 10,000 | -6,852,994 |
| 15-Dec-05 | Loan | 1,397,809.25 | 1.40 | -1,000,000 | -7,852,994 |
| 16-Dec-05 | Loan | 4,147,385.25 | 1.98 | -2,094,639 | -9,947,633 |
| 16-Dec-05 | Loan | 343,200.00 | 1.56 | -220,000 | -10,167,633 |
| 19-Dec-05 | Loan | 538,449.38 | 1.94 | -277,194 | -10,444,827 |
| 20-Dec-05 | Return of Previous Loan | 19,827.11 | 1.13 | 17,500 | -10,427,327 |
| 20-Dec-05 | Loan | 2,505,943.50 | 1.85 | -1,354,564 | -11,781,891 |
| 20-Dec-05 | Return of Previous Loan | 1,240,201.63 | 1.13 | 1,094,639 | -10,687,252 |
| 21-Dec-05 | Return | 360,001.13 | 1.49 | 242,425 | -10,444,827 |
| 21-Dec-05 | Loan | 15,400.00 | 1.54 | -10,000 | -10,454,827 |
| 22-Dec-05 | Return | 15,400.00 | 1.54 | 10,000 | -10,444,827 |
| 22-Dec-05 | Loan | 10,140.00 | 1.56 | -6,500 | -10,451,327 |
| 22-Dec-05 | Loan | 13,978.09 | 1.40 | -10,000 | -10,461,327 |
| 23-Dec-05 | Return | 14,850.00 | 1.49 | 10,000 | -10,451,327 |
| 23-Dec-05 | Loan | 46,800.00 | 1.56 | -30,000 | -10,481,327 |
| 28-Dec-05 | Return | 10,140.00 | 1.56 | 6,500 | -10,474,827 |
| 28-Dec-05 | Return | 46,800.00 | 1.56 | 30,000 | -10,444,827 |
| 30-Dec-05 | Return | 1,485,000.00 | 1.49 | 1,000,000 | -9,444,827 |
| 30-Dec-05 | Loan | 1,363,919.13 | 1.36 | -1,000,000 | -10,444,827 |
| 04-Jan-06 | Return of Previous Loan | 69,562.50 | 1.39 | 50,000 | -10,394,827 |
| 10-Jan-06 | Loan | 96,000.00 | 1.92 | -50,000 | -10,444,827 |
| 10-Jan-06 | Loan | 228,000.00 | 1.52 | -150,000 | -10,594,827 |
| 10-Jan-06 | Loan | 43,420.61 | 1.51 | -28,747 | -10,623,574 |
| 11-Jan-06 | Return | 162,166.34 | 1.75 | 92,932 | -10,530,642 |
| 11-Jan-06 | Return | 96,000.00 | 1.92 | 50,000 | -10,480,642 |
| 11-Jan-06 | Loan | 169,913.70 | 1.98 | -85,815 | -10,566,457 |

OXIANA LIMITED

| Trade Date | Transaction | Loan Value / Consideration (AUS$) | Price (AUS$) | No of Shares | No of Shares Balance |
|---|---|---|---|---|---|
| 11-Jan-06 | Loan | 3,464,354.50 | 1.36 | -2,540,000 | -13,106,457 |
| 12-Jan-06 | Loan | 76,000.00 | 1.52 | -50,000 | -13,156,457 |
| 12-Jan-06 | Loan | 612,891.56 | 1.51 | -405,880 | -13,562,337 |
| 12-Jan-06 | Loan | 4,462,920.00 | 1.98 | -2,254,000 | -15,816,337 |
| 12-Jan-06 | Loan | 198,000.00 | 1.98 | -100,000 | -15,916,337 |
| 12-Jan-06 | Loan | 3,293.38 | 1.51 | -2,181 | -15,918,518 |
| 12-Jan-06 | Return of Previous Loan | 443,043.72 | 1.45 | 305,880 | -15,612,638 |
| 12-Jan-06 | Loan | 2,318,662.50 | 1.36 | -1,700,000 | -17,312,638 |
| 13-Jan-06 | Loan | 1,963.04 | 1.51 | -1,300 | -17,313,938 |
| 13-Jan-06 | Loan | 669,598.38 | 1.98 | -338,181 | -17,652,119 |
| 13-Jan-06 | Loan | 3,366,000.00 | 1.98 | -1,700,000 | -19,352,119 |
| 16-Jan-06 | Loan | 2,574.00 | 1.98 | -1,300 | -19,353,419 |
| 17-Jan-06 | Return | 228,000.00 | 1.52 | 150,000 | -19,203,419 |
| 17-Jan-06 | Return | 76,000.00 | 1.52 | 50,000 | -19,153,419 |
| 18-Jan-06 | Loan | 9,407.02 | 1.51 | -6,228 | -19,159,647 |
| 19-Jan-06 | Return of Previous Loan | 407,400.00 | 2.04 | 200,000 | -18,959,647 |
| 19-Jan-06 | Loan | 9,900.00 | 1.98 | -5,000 | -18,964,647 |
| 20-Jan-06 | Return of Previous Loan | 389,758.84 | 1.50 | 260,451 | -18,704,196 |
| 20-Jan-06 | Return of Previous Loan | 189,388.11 | 1.50 | 126,556 | -18,577,640 |
| 20-Jan-06 | Loan | 1,221,389.50 | 1.36 | -895,500 | -19,473,140 |
| 23-Jan-06 | Loan | 638,883.63 | 2.03 | -314,721 | -19,787,861 |
| 24-Jan-06 | Return | 612,891.56 | 1.51 | 405,880 | -19,381,981 |
| 24-Jan-06 | Return | 3,293.38 | 1.51 | 2,181 | -19,379,800 |
| 24-Jan-06 | Return | 1,963.04 | 1.51 | 1,300 | -19,378,500 |
| 24-Jan-06 | Return | 4,072.55 | 1.51 | 2,697 | -19,375,803 |
| 24-Jan-06 | Return of Previous Loan | 66,024.55 | 1.50 | 44,120 | -19,331,683 |
| 25-Jan-06 | Return of Previous Loan | 843,303.76 | 1.98 | 425,911 | -18,905,772 |
| 25-Jan-06 | Return of Previous Loan | 2,328,748.25 | 2.08 | 1,120,129 | -17,785,643 |
| 25-Jan-06 | Return | 9,900.00 | 1.98 | 5,000 | -17,780,643 |
| 26-Jan-06 | Return of Previous Loan | 2,970,000.00 | 1.98 | 1,500,000 | -16,280,643 |
| 26-Jan-06 | Return | 4,147,385.25 | 1.98 | 2,094,639 | -14,186,004 |
| 26-Jan-06 | Return | 169,913.70 | 1.98 | 85,815 | -14,100,189 |
| 26-Jan-06 | Return | 4,462,920.00 | 1.98 | 2,254,000 | -11,846,189 |
| 26-Jan-06 | Return | 198,000.00 | 1.98 | 100,000 | -11,746,189 |
| 26-Jan-06 | Return | 669,598.38 | 1.98 | 338,181 | -11,408,008 |
| 26-Jan-06 | Return | 3,366,000.00 | 1.98 | 1,700,000 | -9,708,008 |
| 26-Jan-06 | Return | 2,574.00 | 1.98 | 1,300 | -9,706,708 |
| 26-Jan-06 | Return | 638,883.63 | 2.03 | 314,721 | -9,391,987 |
| 26-Jan-06 | Loan | 12,585,256.00 | 1.85 | -6,802,841 | -16,194,828 |
| 26-Jan-06 | Loan | 2,933,757.75 | 1.85 | -1,585,815 | -17,780,643 |
| 31-Jan-06 | Return | 16,024.12 | 1.52 | 10,564 | -17,770,079 |
| 01-Feb-06 | Loan | 292,496.00 | 2.02 | -144,800 | -17,914,879 |
| 02-Feb-06 | Return | 292,496.00 | 2.02 | 144,800 | -17,770,079 |
| 03-Feb-06 | Return | 27,464.32 | 1.51 | 18,183 | -17,751,896 |
| 03-Feb-06 | Return | 5,333.36 | 1.51 | 3,531 | -17,748,365 |
| 08-Feb-06 | Loan | 5,523,472.50 | 1.36 | -4,049,707 | -21,798,072 |
| 09-Feb-06 | Return of Previous Loan | 408,127.69 | 1.36 | 300,000 | -21,498,072 |
| 09-Feb-06 | Return of Previous Loan | 69,381.71 | 1.36 | 51,000 | -21,447,072 |
| 09-Feb-06 | Return of Previous Loan | 408,127.69 | 1.36 | 300,000 | -21,147,072 |
| 10-Feb-06 | Loan | 6,171,899.50 | 1.85 | -3,336,162 | -24,483,234 |
| 13-Feb-06 | Return of Previous Loan | 2,795,618.50 | 1.40 | 2,000,000 | -22,483,234 |
| 13-Feb-06 | Return | 1,397,809.25 | 1.40 | 1,000,000 | -21,483,234 |
| 13-Feb-06 | Return | 13,978.09 | 1.40 | 10,000 | -21,473,234 |
| 14-Feb-06 | Loan | 2,331,000.00 | 1.94 | -1,200,000 | -22,673,234 |
| 15-Feb-06 | Loan | 184,000.00 | 1.84 | -100,000 | -22,773,234 |

**Merrill Lynch Investment Managers Group, Europe**

| Trade Date | Transaction | Loan Value / Consideration (AUS$) | Price (AUS$) | No of Shares | No of Shares Balance |
|---|---|---|---|---|---|
| | | | | brought forward | 117,202,007 |
| 09-Dec-05 | Sale | 253,691.68 | 1.4533 | -175,000 | 117,027,007 |
| 13-Dec-05 | Sale | 391,059.90 | 1.4520 | -270,000 | 116,757,007 |
| 14-Dec-05 | Sale | 359,873.06 | 1.4431 | -250,000 | 116,507,007 |
| 15-Dec-05 | Sale | 358,501.50 | 1.4376 | -250,000 | 116,257,007 |
| 04-Jan-06 | Purchase | 70,920.86 | 1.7686 | 40,000 | 116,297,007 |
| 04-Jan-06 | Purchase | 132,976.61 | 1.7686 | 75,000 | 116,372,007 |
| 06-Jan-06 | Purchase | 12,227.22 | 1.7450 | 7,000 | 116,379,007 |
| 09-Jan-06 | Sale | 101,221.31 | 1.8450 | 55,000 | 116,434,007 |
| 10-Feb-06 | Purchase | 126,376.15 | 1.9394 | 65,000 | 116,499,007 |
| 10-Feb-06 | Purchase | 68,048.70 | 1.9394 | 35,000 | 116,534,007 |
| 02-Dec-05 | Purchase | 1,398,487.50 | 1.3950 | 1,000,000 | 117,534,007 |
| 10-Feb-06 | Purchase | 2,867,766.54 | 1.9394 | 1,475,000 | 119,009,007 |
| 13-Feb-06 | Purchase | 7,317,849.00 | 1.8249 | 4,000,000 | 123,009,007 |
| 15-Feb-06 | Purchase | 6,637,913.40 | 1.8784 | 3,525,000 | 126,534,007 |

OXIANA LIMITED

| Trade Date | Transaction | Loan Value / Consideration (AUS$) | Price (AUS$) | No of Shares | No of Shares Balance |
|---|---|---|---|---|---|
| **Merrill Lynch Investment Managers Group, AUS** | | | | | |
| | | | | brought forward | 303,000 |
| 15-Dec-05 | Buy | 590,400.00 | 1.44 | 410,000 | 713,000 |
| 06-Jan-06 | Sell | 6,920.00 | 1.73 | -4,000 | 709,000 |

Oxiana
LIMITED



17 February 2006

Manager Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

**RE: OXIANA LIMITED EXECUTIVE OPTION PLAN**

Dear Sir,

This is to advise Oxiana Directors propose to grant 2 million options to Mr. Owen Hegarty under the Oxiana Limited Executive Option Plan, subject to shareholder approval.

The exercise price for each option is $2.50 and the options will expire 5 years from the issue date. The options will vest on 1 June 2008, subject to the satisfaction of shareholder return performance hurdles.

Shareholder approval will be sought at Oxiana's Annual General Meeting which is to be held on 20 April 2006.

Yours faithfully,



Owen L. Hegarty
Managing Director

**Oxiana Limited** ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

# MINOTAUR EXPLORATION LTD

247 Greenhill Road, Dulwich 5065, South Australia
Tel: +61 8 8366 6000 Fax: +61 8 8366 6001
Website www.minotaurexploration.com.au
Email admin@minotaurexploration.com.au
A.C.N. 108 483 601





MINOTAUR

2 March 2006

ASX Release

## Tunkillia Project

The Tunkillia project is a joint venture between Minotaur Exploration Ltd ("Minotaur") and Helix Resources Ltd ("Helix") and is located 100 kilometres south of Tarcoola in South Australia.

In March 2004, Helix reported a JORC Inferred Resource of 10.5 million tonnes at 2.2 g/t gold (730,000 ounces) at Area 223.

Minotaur, as manager of the joint venture, has now completed a re-assessment of the Area 223 resource economics.

Several scenarios were investigated and a conceptual mining operation of a minimum of 1,000,000 tonnes per annum, producing some 80,000 ounces per annum at the current gold price highlighted the requirement for immediate further exploration drilling at Area 223. The new $2 million drilling program will comprise approximately 4,000 metres of diamond drilling and 10,000 metres of RC drilling. In addition, metallurgical and structural studies will be carried out.

It is considered that there is ample potential to expand the deposit and production rate, particularly at Area 223 South, in the southern portion of the deposit which still remains open along strike and where previous drilling by Helix intersected the highest grade, continuous primary mineralisation ever found at Tunkillia (3m at 17g/t and 15m at 7.7g/t in LRC 498).

Should the results be encouraging and the resource expanded, a pre feasibility study on the project will commence.

**Joint Venture:** Under the terms of the Joint Venture, Minotaur may earn a 51% interest in the tenements for an expenditure of $5 million over four years. Under the generative alliance between Minotaur and Oxiana Limited, Minotaur may introduce Oxiana to the project, in which case Minotaur/Oxiana may earn an additional 24.5% (total 75.5% equity) by completing a prefeasibility study on the project, and achieving an Indicated Resource of at least 1 million ounces gold or gold-equivalent, in an additional 2 years. Minotaur is the project operator.



**History**: The Tunkillia Project, located in the Gawler Craton of South Australia some 600 kilometres NW of Adelaide, was discovered by Helix in 1996. In 2004, resource drilling by Helix intersected 36 metres at 3.68 g/t gold, renewing interest in the area. Helix then reported a resource and in October 2004, decided to seek a joint venture partner as an appropriate way of advancing the project. Recent escalation of the gold price has encouraged the current review.

***For further information contact Derek Carter or Tony Belperio on (08) 8366 6000***

*The drill results reported by Minotaur insofar as they relate to ore or mineralization are based on information compiled by A. P. Belperio (Fellow of the Australasian Institute of Mining and Metallurgy) who has a minimum of five years' experience in the field of activity being reported. It should not be assumed that the reported exploration results will result, with further exploration, in the definition of a Mineral Resource. Any exploration target sizes mentioned are conceptual in nature and do not imply that Mineral Resources have been, or will be, defined.*



Oxiana
LIMITED



6 March 2006

Manager Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

**RE: INTRODUCTION OF THE OXIANA LIMITED DIVIDEND REINVESTMENT PLAN**

Dear Sir,

On 20 February 2006 the Directors of Oxiana Limited declared an unfranked dividend of 1 cent per share payable to shareholders on 28 April 2006, in relation to the 2005 financial year. The record date in respect of this dividend payment is 19 April 2006.

At that time the Directors also announced the introduction of a Dividend Reinvestment Plan ('DRP').

Please find attached a copy of the DRP Rules.

Shareholders eligible to participate in the DRP will be entitled to shares at a 2.5% discount to market price. This discount will apply to the volume weighted average sale price of shares trading in the 5 business days following the record date.

These DRP Rules will be posted on the Oxiana website at www.oxiana.com.au.

Correspondence to shareholders regarding the dividend payment, including participation in the DRP, is being sent to shareholders.

Yours faithfully,



**David J. Forsyth**
Company Secretary

**Oxiana Limited** ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

# Dividend Reinvestment Plan Rules

**Oxiana Limited**

**ABN 40 005 482 824**

## 1. Participation

1.1 Participation in the Dividend Reinvestment Plan ('**DRP**') of Oxiana Limited ('**Oxiana**') is optional and not transferable.

1.2 Participation is open to all holders of ordinary shares in the capital of Oxiana except as provided in this Rule 1 ('**Eligible Shareholders**').

1.3 Participation in the DRP is not available to those shareholders whose addresses (as they appear in the register of Oxiana) are in countries where it is or may be unlawful, impractical or undesirable in the opinion of the Directors for them to participate. Unless the Directors otherwise determine, shareholders with registered addresses in the United States of America, Canada or Japan or their respective territories or possessions may not participate.

1.4 Allotment or transfer of shares to shareholders who are not resident in Australia at the time of allotment or transfer will be subject to all necessary government approvals (Australian or otherwise). It is the responsibility of each shareholder to obtain any such approvals.

1.5 If, in the reasonable opinion of the Directors, the issue of shares under the DRP to, or the acquisition of shares under the DRP by, a Participant or the holding of those shares by a Participant may breach a provision of Oxiana's Constitution or be contrary to the law of any country, may prejudice the effective operation of the DRP or is otherwise in the sole opinion of the Directors undesirable or impractical, the Directors may:

1.5.1 decline to issue or transfer those shares;

1.5.2 reduce the issue or transfer of those shares on a proportionate basis; or

1.5.3 reduced or suspend the participation of that Participant in the DRP.

## 2. Applications to Participate

2.1 During the period from the date of commencement to the date of termination (inclusive) of the DRP in accordance with these Rules ('**DRP Period**'), some or all of the ordinary shares held from time to time by a shareholder may participate in the DRP in accordance with these Rules.

2.2 Application to participate in the DRP shall be made by notice in writing in the prescribed form delivered to the share registry of Oxiana ('**Notice of Application** ') and be signed by the Eligible Shareholder who is referred to in these Rules as a '**Participant**'. A separate Notice of Application must be lodged for each separate shareholding account.

2.3 Subject to Rule 9, upon Oxiana receiving a Notice of Application from an Eligible Shareholder completed in accordance with these Rules, participation in the DRP will commence from the next record date (otherwise known as the books closing date) for determining entitlements to payment of a dividend in respect of ordinary shares ('**Record Date**').

2.4 'DRP Shares' refers to shares nominated in a Participant's Notice of Application as shares to which the DRP shall apply and also to shares allotted or transferred under the DRP.

## 3. Level of Participation

3.1 Participating in the DRP may be either full or partial in respect of each shareholding account of an Eligible Shareholder. An Eligible Shareholder shall nominate in the Notice of Application the degree to which the shareholder wishes to participate in the DRP:

3.1.1 Full Participation applies in respect of all of the Participant's ordinary shareholding from time to time however acquired (including under the DRP) in respect of each shareholding account.

3.1.2 Subject to Rule 3.1.3, Partial Participation applies in respect of a specific number of ordinary shares nominated by the Participant (where that number is less than the Participant's total shareholding) in respect of each shareholding account and the ordinary shares subsequently allotted or transferred to the Participant under the DRP.

3.1.3 If, at the relevant Record Date, the number of ordinary shares held by the Participant is less than the nominated number of ordinary shares for participation under the DRP, then the provisions of the DRP in respect of that dividend payment will, subject to Rule 10, apply to all ordinary shares held by the Participant.

3.1.4 Notices of Application received by Oxiana, properly signed and completed, which do not nominate the degree of participation in the DRP will, without notice to the Participant, be deemed to be an application for full participation in the DRP.

3.2 A separate Notice of Application must be delivered in relation to each shareholding account, which a shareholder wishes to nominate for full or partial participation. In these Rules where the context permits, '**shareholder**' and '**Participant**' refer to a shareholding or participation in respect of a single shareholding account, and a '**participating shareholding account**' refers to a shareholding account, which participates fully or partially in the DRP.

3.3 Where a shareholder who holds DRP shares in one or more participating shareholding accounts becomes the registered holder of additional shares:

3.3.1 by reason of a transfer of shares from another person; or

3.3.2 in consequence of the allotment of shares,

and the transfer document relating to the transfer of shares or the document relating to the allotment of shares which is lodged with Oxiana or the share registry fails to identify, or to identify correctly, an existing shareholding account of the shareholder to which the shares are to be added, the shares concerned will be allocated to a new shareholding account created in Oxiana's share register ("**Register**") in respect of the transfer or allotment, and the shares concerned shall not be taken to be DRP shares. In order for

such additional shares to participate in the DRP (if any), a Notice of Application will have to be completed in respect of those shares, in accordance with these Rules.

3.4 To identify correctly a shareholding account, the name, address and shareholder reference and Register specified in the document referred to in Rule 3.3 must be identical to those particulars in the Register.

3.5 Where participating shareholding accounts have the same name and address, the Directors in their sole discretion may consolidate two or more participating shareholding accounts in the Register for the purposes of the DRP.

## 4 Operation of DRP

4.1 The Directors in their complete discretion will determine with respect to the operation of the DRP for any dividend whether to issue new shares or to cause the transfer of shares to a Participant, or to apply a combination of both, to satisfy the obligations of Oxiana under these Rules. If the Directors determine to cause the transfer of shares to Participants, the shares may be acquired in the market in such manner as the Directors consider appropriate.

4.2 Subject to Rule 4.3, the amount of each dividend payment to a Participant in respect of DRP shares will be applied by Oxiana on the Participant's behalf in subscription for or purchase of additional fully paid ordinary shares.

4.3 Notwithstanding anything in these Rules, any cash dividend so payable will not be available for the purpose of participating in the DRP where, in accordance with the Constitution of Oxiana or otherwise by law:

4.3.1 Oxiana is, or would be, entitled to retain all or part of any dividend which is, or would be, payable in respect of any shares held in the participating shareholding account; or

4.3.2 Oxiana is, or would be, entitled to a charge or lien over any shares held in the participating shareholding account, or over any dividend payable in respect of such shares; or

4.3.3 if withholding tax is payable in the case of overseas Participants or there is otherwise a requirement to deduct an amount in respect of tax, that tax will be deducted from the amount payable by way of dividend and only the balance will be applied in subscribing for or purchasing shares.

4.4 At the time of each dividend payment, Oxiana will for each Participant:

4.4.1 determine the amount of the dividend payable in respect of the participating shares;

4.4.2 determine (where applicable) the Australian withholding tax payable in respect of the dividend and any other sum Oxiana is entitled or obliged to retain or deduct in respect of those shares;

4.4.3 calculate the difference between the amounts determined under Rule 4.4.1 and any amount determined under Rule 4.4.2;

4.4.4 determine the maximum whole number of additional fully paid ordinary shares which can be allotted or transferred under these Rules by dividing the amount determined under Rule 4.4.3 by the acquisition amount determined under Rule 4.6, rounded down to the nearest whole share;

4.4.5 in the name of the Participant subscribe for or purchase the relevant number of fully paid ordinary shares as determined under Rule 4.4.4 and allot or transfer (as the case may be) that number of fully paid ordinary shares to the Participant; and

4.4.6 make such other entries as the Directors may determine to be necessary or expedient for the good of the management of the DRP.

4.5 Any amounts remaining following the subscription for or purchase of shares under Rule 4.4.5 above will be forfeited by the Participant and will become the property of Oxiana and therefore will not be held for the Participant or returned to the Participant.

4.6 The acquisition amount for the fully paid ordinary shares allotted or transferred under the DRP will be an amount in cents that is the *volume weighted average sale price* for fully paid ordinary shares in the capital of Oxiana sold on the Australian Stock Exchange during the *5 trading days* following the relevant Record Date rounded down to the nearest full cent less a discount of 2.5% (or such lower percentage as the Directors shall from time to time determine in their absolute discretion). Notice of the actual percentage discount will be given to shareholders prior to the relevant Record Date.

4.7 The calculation of the *volume weighted average sale price* under Rule 4.6 shall not include transactions which are:

4.7.1 crossings prior to the commencement of normal trading;

4.7.2 crossings during the after hours adjust phase; or

4.7.3 the exercise of options over Shares,

as described in the ASX Market Rules.

4.8 The *volume weighted average sale price* to be used for the purposes of Rule 4.6 shall be calculated by the Directors or a suitably qualified person nominated by the Directors and, in the absence of manifest error, is binding on Participants.

4.9 The DRP will only operate where dividends are declared in cash.

## 5 Allocation of Shares

5.1 Fully paid ordinary shares allotted under the DRP will, from the date of allotment, rank equally in all respects with existing fully paid ordinary shares in Oxiana.

5.2 Shares allotted to a Participant under the DRP in respect of a participating shareholding account will be registered on a register chosen by Oxiana where the Participant already holds fully paid ordinary shares. Where shares are issued under the DRP in respect of

DRP Shares held on a register located outside Australia, the Directors may in their absolute discretion register those shares on that foreign register.

5.3 Fully paid ordinary shares to be allotted under the DRP will be allotted in accordance with the Listing Rules of the Australian Stock Exchange Limited. A statement will be issued recording the basis of the DRP allotment.

5.4 Shares transferred under the DRP will be registered in the name of the Participant on the Register where the Participant already holds Shares.

## 6 Costs to Participants

No brokerage, commission, stamp duty or other transaction costs will be payable by Participants in respect of fully paid ordinary shares allotted or transferred under the DRP.

## 7 Statements to Participants

After each allotment or transfer of shares under the DRP, Oxiana will forward to each Participant a statement advising these details.

## 8 Variation or Termination

8.1 A Participant may at any time vary the degree of participation or may terminate participation in the DRP by giving notice in writing in the prescribed form ('**Notice of Application** ') delivered to the Register. To be effective for a forthcoming dividend, a Notice of Application must be received by the Share Registry prior to 7.00pm on the Record Date for that dividend.

8.2 If Oxiana is notified of the death or bankruptcy of a Participant, participation in the DRP by that Participant shall cease, unless the personal representative or executor of the estate of the Participant or trustee in bankruptcy (as the case may be) otherwise notifies Oxiana or the deceased or bankrupt Participant held the relevant Shares jointly with other persons who remain eligible to participate.

8.3 Where a Participant with partial participation disposes of part of their ordinary shareholding then, unless the Participant advises Oxiana otherwise by giving a Notice of Application to Oxiana, the ordinary shares disposed of will be deemed to be ordinary shares not participating in the DRP, and second, if necessary, as to the balance of the disposal, part of the Participant's shareholding which participates in the DRP.

8.4 Where a Participant disposes of their entire holding of ordinary shares in Oxiana participation in the DRP will terminate on the date of the last transaction registered by Oxiana.

8.5 Upon termination of the participation of a Participant for any reason, Oxiana will, unless otherwise directed, send to the Participant, the legal representative of a deceased Participant, or the person having the authority over the estate of a bankrupt Participant, as applicable a statement notifying of the termination of the DRP.

8.6 No DRP share shall cease to be a DRP share pursuant to a transfer, transmission or withdrawal, unless and until the transfer or transmission has been registered, or the

withdrawal has been noted in the Register, in accordance with the Constitution of Oxiana and any other relevant legal requirements.

## 9 Notices

9.1 Notices of Application to Oxiana shall be in writing and in such a form as Oxiana may from time to time prescribe. Notices of Application will be effective on receipt by Oxiana subject to:

9.1.1 these Rules;

9.1.2 acceptance by the Directors which may be withheld in any case at the absolute discretion of the Directors; and

9.1.3 receipt by the Register by not later than 7.00pm on the Record Date for a forthcoming dividend if such notice is to apply to that dividend. Notices of Application received after 7.00pm on the Record Date will, subject to Rule 10, be effective for the following dividend.

9.2 Notices by Oxiana shall be given in accordance with the Constitution of Oxiana.

9.3 Where a Notice of Application has been approved and the appropriate entry has been made in the Register, the Notice of Application shall take effect as from the time at which the entry was made.

9.4 Approval of a Notice of Application may be withheld in any case at the absolute discretion of the Directors, including if the Directors have determined that approval of that Notice of Application would prejudice the effective operation of the DRP or otherwise be contrary to law or equity.

9.5 A Notice of Application given by a transferee or transmittee of shares may be treated by Oxiana as an effective Notice of Application for the purposes of these Rules notwithstanding that the shares were not registered in the name of the transferee or transmittee at the time the Notice of Application was given.

9.6 Oxiana will be under no obligation to correct invalid Notices of Application on behalf of shareholders.

## 10 Modification, Suspension and Termination

10.1 The DRP may be modified, suspended or terminated by the Directors at any time at their absolute discretion.

10.2 A suspension of the DRP pursuant to Rule 10.1 shall take effect from a date determined by the Directors ('**date of suspension**') and shall continue until such time as the Directors resolve either to recommence or to terminate the DRP ('**period of suspension**'). The date of suspension and the date of any recommencement of the DRP shall be notified to shareholders as soon as reasonably practicable after the occurrence of either event.

10.3 As of the date of suspension and during the period of suspension, any ordinary shares which may have been DRP shares immediately prior to the date of suspension shall

cease to participate in the DRP and shall accordingly cease to be DRP shares, notwithstanding the entries which may appear in the Register on that date.

10.4 The directors may resolve to recommence the suspended DRP at any time on such conditions as they think fit.

10.5 Without limiting their power under Rule 10.4, the Directors may also direct that ordinary shares held in shareholding accounts which had been nominated for full participation or partial participation in the DRP prior to the date of suspension shall, with effect from the date of recommencement, participate in the DRP in accordance with the previous nominations of the shareholders concerned. The date and conditions of the recommencement (including any directions as to shares recommencing to participate in the DRP) shall be notified to shareholders.

10.6 In the case of termination or modification of the DRP pursuant to Rule 10.1, shareholders shall be notified of such termination or modification 14 days prior to such termination or modification taking effect. Participants will continue under the modified DRP unless Oxiana is notified to the contrary by a Notice of Application.

10.7 In the case of termination of the DRP, Oxiana will send each Participant notice of the date of termination.

10.8 The accidental omission by Oxiana to give notice of modification, suspension or termination to any Participant or the non-receipt of any notice by any Participant will not invalidate the modification, suspension or termination of the DRP.

## 11 ASX Listing

Oxiana will promptly apply for fully paid ordinary shares allotted under the DRP to be granted Official Quotation on the Australian Stock Exchange Limited and such other official exchange or exchanges as may form time to time have accepted the fully paid ordinary shares in Oxiana for quotation.

## 12 Taxation

Neither Oxiana nor any officer of Oxiana accepts responsibility for any taxation liabilities of Participants in the DRP and specific taxation advice should be obtained by the Participant, if required. However, in general terms, individual shareholders will be subject to the same tax liability on dividends received whether such dividends are received in cash or are reinvested in fully paid ordinary shares under the DRP.

Overseas shareholders are advised to make their own enquiries regarding any tax liability in their place of residence.

## 13 Administration

This DRP will be administered by the Directors who shall have the power to:

13.1 determine appropriate procedures for administration of the DRP consistent with the provisions of these Rules;

13.2 resolve conclusively all quotations of fact, interpretation or dispute in connection with the DRP and settle as they think fit any difficulties or anomalies howsoever arising in connection with, or by reason of, the operation of the DRP;

13.3 waive strict compliance with any of these Rules; and

13.4 delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their powers or discretions arising under the DRP.

## 14 Equitable claims

Oxiana, unless otherwise required by law, need not recognise a person as owner of additional shares issued or transferred under the DRP other than the registered holder of the DRP Shares in respect of which the additional shares are issued or transferred.

## 15 Governing Law

The DRP and its operations will be governed by the laws of the State of Victoria, Australia.

## 16 General

16.1 The DRP will commence on the date determined by the Directors.

16.2 These Rules will be binding upon each person who is or becomes a Participant.

16.3 Neither Oxiana nor any officer of Oxiana will be liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of the establishment or operation of the DRP or participation in the DRP or in relation to any advice given with respect to participation in the DRP.

Oxiana
LIMITED

RECEIVED
2006 MAR 14 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 March 2006

Manager Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

**RE: CORRESPONDENCE TO SHAREHOLDERS REGARDING DIVIDEND PAYMENT AND DIVIDEND REINVESTMENT PLAN**

Dear Sir,

Please find following the correspondence being sent to shareholders requesting shareholder details in relation to the dividend payment on 28 April 2006, including participation in the Dividend Reinvestment Plan ('DRP').

The correspondence includes a letter to shareholders, Dividend Form and Questions and Answers Guide to participation in the DRP.

Shareholders are asked to reply by 22 March 2006.

Yours faithfully,



**David J. Forsyth**
Company Secretary

**Oxiana Limited** ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

Oxiana
LIMITED

3 March 2006

Dear Shareholder,

**Payment of Dividend and Introduction of Dividend Reinvestment Plan**

On 20 February 2006 the Directors of Oxiana Limited ('Oxiana') announced a dividend in respect of the 2005 financial year of 1 cent per share, unfranked.

The dividend will be payable to shareholders recorded on Oxiana's share register on the record date of 19 April 2006. Payment will be made on 28 April 2006. This letter requests information from you to facilitate the payment of your dividend entitlement and to determine whether you will be participating in the Oxiana Dividend Reinvestment Plan ('DRP'). Participation in the DRP is purely optional.

*Payment of Dividend*

To facilitate the payment to you by Oxiana of your dividend entitlement please complete the attached Dividend Form including your Tax File Number (Section 1) and bank account details (Section 2) and send it to Oxiana's share registrar in the enclosed Business Reply Paid Envelope by 22 March 2006. Please note that it is Oxiana company policy that dividends must be paid into a bank account and may not be paid by cheque.

*Introduction of Dividend Reinvestment Plan ('DRP')*

Oxiana is pleased to announce the introduction of its DRP, to be available to Oxiana shareholders with effect from the dividend in respect of the 2005 financial year.

Holders of ordinary fully paid Oxiana shares ('Oxiana Shares') who have a registered address in Australia or New Zealand are eligible to participate in the DRP. Holders outside of Australia or New Zealand may not be able to participate due to legal requirements applicable in their country of residence.

The DRP provides eligible shareholders with the opportunity to reinvest some or all of their dividend income into additional Oxiana Shares. In addition, since there are no transaction costs incurred, it also rewards shareholders with an economical and convenient way to increase their shareholding in Oxiana. Oxiana invites all eligible shareholders to participate in the DRP by completing Section 3 of the enclosed Dividend Form and sending it to Oxiana's share registrar in the enclosed Business Reply Paid Envelope by 22 March 2006. Participation in the DRP is subject to the DRP Rules.

Please find enclosed with this letter the Dividend Form, a Business Reply Paid Envelope together with the DRP Questions and Answers Guide. A full copy of the DRP Rules is available from Oxiana's website at www.oxiana.com.au or by contacting the Company's share registry on +61 8 9315-2333.

*Summary of Your Options*

The following is a summary of the options available to each shareholder:

- If you would like to participate in the DRP, please complete Sections 1, 2 and 3 of the attached Dividend Form and ensure that the form is sent to the Share Registry by no later than 22 March 2006.

- If you decide not to participate in the DRP, please complete Sections 1 and 2 of the attached Dividend Form and ensure that the form is sent to the Share Registry by no later than 22 March 2006.

Shareholders considering participating in the DRP should read the DRP Questions and Answers Guide enclosed with this invitation.

Should you have any further queries about the DRP, please either contact Oxiana's share registry on +61 8 9315-2333 or Oxiana on +61 3 8623 2200.

Thank you for your support of Oxiana.

Yours sincerely,



**David J. Forsyth**
Company Secretary

# Oxiana Limited

## Dividend Reinvestment Plan – Questions and Answers Guide

The Oxiana Limited ('Oxiana') Dividend Reinvestment Plan ('DRP') allows Oxiana Shareholders to reinvest some or all of the dividends payable on their Oxiana fully paid ordinary shares ('Oxiana Shares').

Participation in the DRP is subject to the Rules of the DRP. A copy of the Rules of the DRP is available from Oxiana's website at www.oxiana.com.au.

The following is a series of questions and answers concerning the DRP and is intended to act purely as a guide to the interpretation of the DRP Rules themselves.

**Who can participate in the DRP?**

Participation is purely optional. The DRP is generally available to all Oxiana shareholders except for shareholders having a registered address or being a resident in a country other than Australia or New Zealand that may not be able to participate in the DRP because of legal requirements applicable in that country. Unless the Directors otherwise determine, shareholders with registered addresses in the United States of America, Canada or Japan or their respective territories or possessions may not participate.

**How does the DRP work?**

Dividends otherwise payable on Oxiana Shares that are subject to the DRP will be applied on the participating shareholder's behalf to acquire additional Oxiana Shares. Oxiana may in its discretion either allot new shares or cause existing shares to be acquired on-market for transfer to participating shareholders.

If any withholding tax is payable in respect of the dividend or if there is any other amount Oxiana must retain (for example, if a shareholder does not quote a tax file number), these amounts will be deducted from the dividend and the balance will be applied in subscribing for shares.

**At what price will my new shares be issued?**

The new shares will be issued at a price equal to the *volume weighted average sale price* of Oxiana shares (rounded down to the nearest full cent) sold in the course of trading on the Australian Stock Exchange over a period of five consecutive trading days following the dividend record date, less the discount available to participating shareholders as determined by the Board from time to time. The Board has determined that the initial discount available to participating shareholders will be 2.5%.

**How will Oxiana calculate the number of shares that I will be allotted?**

The amount of the dividend (less any withholding taxes as described above) will be applied in subscribing for the maximum number of fully paid ordinary shares and will be rounded down to the nearest whole number of shares. Any amount remaining representing an amount which is not sufficient to subscribe for an additional Oxiana Share will be retained by Oxiana. This amount will not be held on behalf of the shareholder and will not be returned to the shareholder.

**What is the cost of participation?**

No brokerage, commission, stamp duty or other transaction costs will be payable by participating shareholders in respect of shares issued under the DRP except for the forfeiture of amounts as described in the above paragraph.

**What do I have to do to participate?**

Eligible shareholders may decide to participate in the DRP with respect to some or all of their Oxiana shareholding at any time by completing a Dividend Form and returning it to Oxiana's share registry. Eligible shareholders may also elect to vary or withdraw their participation by the same method.

If the share registry receives a Dividend Form that does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

**Do all my shares have to participate?**

No. A shareholder may decide to participate in the DRP for any number of Oxiana Shares held by them.

**What happens if I sell my shares?**

If a participating shareholder sells some of his or her shares those shares that were not participating in the DRP will be deemed to have been sold first unless the shareholder notifies Oxiana.

**What happens if I acquire more shares?**

If a participating shareholder acquires additional shares those shares will be deemed to be participating shares in the DRP unless the shareholder notifies Oxiana.

**Do I get a statement?**

Participating shareholders will be sent a statement after each dividend payment, documenting their participation in the DRP.

**How does the DRP affect my tax position?**

Oxiana does not, and cannot, provide tax advice to shareholders and does not accept any responsibility for any interpretation of, or application by, shareholders of the general information set out below. Oxiana suggests that participants seek independent professional advice concerning their taxation position.

Under the current Australian income tax legislation, dividends reinvested under the DRP will be assessable for income tax in the same manner as cash dividends.

For Capital Gains Tax purposes, shares issued under the DRP will have a combined cost base equal to the amount of the cash dividend entitlement that is reinvested. Shareholders may be subject to tax on disposal of the shares in relation to the sale proceeds received and the cost base of the shares.

**Can the DRP be modified or suspended?**

Yes. The DRP may be modified, suspended or terminated by the Board at any time after Oxiana has posted a notice on the company's website and it has notified the ASX.

**How do I get more information?**

The terms and conditions of the DRP are set out in the DRP Rules and participation in the DRP is subject to the DRP Rules. A copy of the DRP Rules is available on Oxiana's website at www.oxiana.com.au or by contacting Oxiana's share registry. If you wish to enquire about the DRP, please either contact Oxiana's share registry or Oxiana on +61 3 8623 2200.

**How do I contact the Oxiana share registry?**

The contact details for the Oxiana share registry are as follows:

**Security Transfer Registrars Pty Ltd**
PO Box 535
Applecross, Perth WA 6953

OR

Level 1, 770 Canning Highway
Applecross, Perth WA 6153

Telephone +61 8 9315 2333
Facsimile +61 8 9315 2233
Email registrar@securitytransfer.com.au

# DIVIDEND FORM

**Oxiana**
LIMITED

ACN 005 482 824
C/- Security Transfer Registrars Pty Ltd, 770 Canning Highway, Applecross, Western Australia 6153
**All correspondence to: PO Box 535, Applecross, Western Australia 6953.**
Telephone: (08) 9315 2333 Facsimile: (08) 9315 2233
Email: registrar@securitytransfer.com.au Web Address: www.securitytransfer.com.au

NAME
ADD1
ADD2
ADD3
ADD4
ADD5

ASX CODE: OXR

Security Reference Number (SRN):
Or Holder Identification Number (HIN)

**PLEASE USE BLOCK LETTERS AND BLACK PEN**

## SECTION 1: TAX FILE NUMBER NOTIFICATION

*These are only applicable to Australian investors or Australian residents living overseas.*
Non residents living in Australia must indicate the name of their resident country for withholding tax purposes.

Please indicate the type of investment you hold

- ☐ **Individual Investment:**
- ☐ **Joint Investment**
- ☐ **Partnership:**
- ☐ **Trust:**
- ☐ **Non Resident:** Please provide name of the country of which you are a resident ..................................
- ☐ **Super Fund**
- ☐ **Company Investment**
- ☐ **Government:**
- ☐ **Exempt:** Aged Pensioner, Invalid pensioner, other:

**N.B** Collection of Tax File Number information is authorised and its use and disclosure are strictly regulated by the TAX LAWS and the PRIVACY ACT. It is not an offence if you do not choose to give your Tax File Number or exemption, but tax may be taken out of your dividends.

1st Holder's TFN | 2nd Holder's TFN

If exempt, reason for exemption......................................................................................................................

## SECTION 2: DIRECT CREDIT OF CASH DIVIDEND PAYMENTS

**BANK ACCOUNT REQUEST – DO NOT USE YOUR CARD NUMBER**

Account – Name in which account is held (eg: John Smith). Please note that payment **CANNOT** be paid to third party accounts.

BSB Number

Bank Account Number

This must be an Australian bank. If you do not complete this section the Company will be unable to effect payment of your dividend entitlement. Please note that payments cannot be made into third party accounts, and in accordance with the Company's dividend policy payments cannot be made by cheque. Please note, if you change your bank account details you will need to notify Security Transfer Registrars.

## SECTION 3 : DIVIDEND REINVESTMENT PLAN : NOTICE OF APPLICATION

**If the company does not have a Dividend Reinvestment Plan or it is currently suspended, then your dividend will be paid by direct credit. If you wish to participate in the Company's Dividend Reinvestment Plan, tick option 1A or 1B otherwise your dividend will be paid by direct credit.**

I/We wish to participate in the Company's Dividend Reinvestment Plan.
**LEVEL OF PARTICIPATION** (select either 1A or 1B).

**1A.** **Full Participation** *in respect of all fully paid ordinary shares in the Company ("Shares") registered in my/our name(s).* ☐

**1B.** **Partial Participation** in respect of the number of shares registered in my/our name(s). ☐
Please specify either percent or number of Shares. ☐ **% OR** ☐ **SHARES**

**2.** ***Cash Dividend: Direct Credit to Bank Account***

I/We agree to be bound by the Rules of the Company's Dividend Reinvestment Plan as they exist from time to time.

## SECTION 4: SIGN HERE – This section MUST be signed for your instructions to be executed.

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Director | Director/Secretary | Sole Director or Sole Secretary |

This information is to be collected by Security Transfer Registrars Pty Ltd ("Security Transfer") in its capacity as a share registry for issuers of securities. Your personal information may be provided on a confidential basis to our clients, companies listed on the Australian Stock Exchange, and other third party providers (including, but not limited to, mailing houses). This information is collected for the purpose of assisting Security Transfer in the proper administration and maintenance of the register of members. By providing this information, you consent to Security Transfer disclosing this information to such organisations for the purposes outlined. Should you have any queries regarding our privacy policy, please contact our office.







MINOTAUR

**6 March 2006**

# TORO ENERGY LIMITED SHARE OFFER TO CLOSE

# MORE THAN 191% OVERSUBSCRIBED

Minotaur Exploration Limited ("**Minotaur Exploration**") and Oxiana Limited ("**Oxiana**") have been advised by Toro Energy Limited ("**Toro Energy**" and the "**Company**") that the $18 million Toro Energy share offer is more than 191% oversubscribed and as such has been closed as at 12.00 noon ACDT today.

As of the close of business on Friday, 3 March 2006 $52.5 million in applications had been received. Accordingly, the offer, which was scheduled to close on 10 March 2006, is being closed early due to the overwhelming interest shown by eligible shareholders of Minotaur Exploration and Oxiana, and new investors.

As outlined in the prospectus, the Company retains absolute discretion in allocating shares under the offer. Given that interest has far exceeded the size of the offer, applicants should note that their applications are likely to be subject to scale back or may be declined. If the number of shares allotted to an applicant is less than the number applied for, surplus application money will be refunded in accordance with the prospectus. Applicants to the priority offer will be treated preferentially to applicants to the public offer.

The allocation of Toro Energy shares, as stated in the prospectus, is subject to approval of a resolution by the shareholders of Minotaur Exploration for the sale of shares in Minotaur Uranium Pty Ltd to Toro Energy (according to ASX listing Rule 11.4); and Minister's consent under the Mining Act to the sale of the rights of access to explore for uranium, and for mining and processing uranium, under both of the tenements access agreements and the new agreements referred to in the prospectus.

Minotaur Exploration and Oxiana are pleased to advise that Minister's consent was obtained on 21 February and a meeting of Minotaur Exploration shareholders to approve the resolution for the sale of shares in Minotaur Uranium Pty Ltd will be held on 14 March, 2006.

Further details on the expected date for despatch of holding statements to successful applicants and the expected date for quotation of shares by ASX will be advised following the Minotaur Exploration shareholders meeting.

**Owen L Hegarty**
**Managing Director**
**Oxiana Limited**

**Derek Carter**
**Managing Director**
**Minotaur Exploration Ltd**

**For further details:**

| | |
|---|---|
| Oxiana Limited: | +61 (0) 3 8623 2200 |
| Investor enquiries contact: | Richard Hedstrom |
| Media enquiries contact: | Natalie Quinn |
| Minotaur Exploration Ltd: | +61 (0) 8 8366 6000 |
| All enquiries contact: | Derek Carter |